4129


04024638

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hagemeyer

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 4865 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 4/30/04

Annual Report 2003

























HAGEMEYER





HAGEMEYER

International Business to Business Distribution Services




HAGEMEYER

International Business to Business Distribution Services

Annual Report 2003

This is a translation of the Hagemeyer 2003 Annual Report, the official version of which is in the Dutch language.

Contents

The year 2003 has been a tumultuous year for Hagemeyer and its stakeholders.

As announced earlier, our operations have been suffering from a downturn in our markets, which has been deeper and more persistent than anticipated, particularly in the United States and Europe. A resulting decrease in sales has had a direct and adverse impact on our profitability, owing largely to the fixed nature of our cost base and the high operational gearing that is characteristic for distribution companies such as ours.

In 2002 and 2003, we also encountered a more fundamental challenge as our UK operations faced serious business disruption after the implementation of a new IT system and a new logistics infrastructure at its main operating company, which led to a severe drop in service levels. As a consequence, sales declined, which was compounded by the fact that the UK electrical distribution market contracted.

In light of our declining operating results, in spring 2003, we expected to breach certain covenants under our loan facilities. We entered into discussions with our lenders about this situation. On October 10, 2003, we entered into a standstill agreement with virtually all of our lenders, which agreement formalised the process of extending waivers, under which we had been operating since July 2003. The standstill agreement was valid until February 9, 2004, subject to certain conditions.

In view of our deteriorating operating results, in the second quarter of 2003, the Board of Management and the Supervisory Board initiated an extensive review of various options to resolve our financial position. A solution was sought that would resolve the adverse financial situation we faced with our lenders and give us sufficient time and opportunity to overcome our operational challenges and restore our profitability.

We undertook an intensive review process during which we identified several possible alternatives and subsequently actively pursued a number of them. Out of these various alternatives, which included the sale of the whole or parts of the Company, or the placement of a substantial equity stake with a financial investor, the Company decided to pursue a rights issue for an amount of EUR 460 million in combination with an issue of EUR 150 million worth of subordinated convertible bonds and a major restructuring of the Company's debt.

This plan, which met with strong shareholder support, has meanwhile been successfully executed. With the restoration of its financial stability, Hagemeyer will be able to continue its near-term restructuring as well as the measured execution of its strategic objectives in the mid-term.

Needless to say, the Company's performance in 2003 has been very disappointing. The above mentioned external and internal circumstances impacting our business have also had a severe impact on our results. In addition, the prolonged period of uncertainty regarding the Group's financial position has further affected our performance. These developments have cumulated into a loss of EUR 284 million at the level of Cash Earnings. This amount includes EUR 45 million of standstill and advisory costs and EUR 126 million of exceptional charges related to the operational problems experienced in the UK and various other restructuring measures. We would expect the Company to obtain the benefits from these measures. However, a recovery of our market position in the UK and the necessary adjustment of our cost base will take time and a return to normal levels of profitability will also depend on the improvement of market conditions and the commensurate impact this has on our sales.

We want to specifically mention the outstanding contribution made by our management and staff throughout the Group. The conditions under which they were asked to perform could not have been more challenging and we would like to thank them for their efforts and contribution.

Hagemeyer enters 2004 as an independent company with a strong balance sheet and clear plans to restore the operating performance of our core electrical and industrial distribution activities.

The Board of Management, management and staff are fully committed to achieving a significant turnaround to ensure profitability and attractive returns.

Board of Management

Key Data

(before appropriation of net result)	2003	2002	2001
General (EUR 000's)			
Net sales	**6,337,791**	8,343,472	8,835,726
EBITA before exceptional items [1]	**(9,339)**	208,570	369,751
Net profit / (loss)			
before amortisation of goodwill	**(284,208)**	91,638	189,491
Net profit / (loss)	**(318,024)**	56,790	153,479
Operating cash flow	**(655)**	218,968	444,662
Free cash flow [2]	**(137,588)**	78,588	155,461
Net interest bearing debt	**926,920**	1,040,396	1,208,262
Gearing [3]	**1.71**	1.12	1.28
Capital ratio [4]	**20.8**	28.1	26.9
Average number of employees	**20,918**	23,029	24,314
Data per ordinary share (EUR) [5]			
Net profit / (loss)			
before amortisation of goodwill	**(2.60)**	0.82	1.74
Net profit / (loss)	**(2.91)**	0.50	1.40
Dividend	**-**	0.33	0.77
Shareholders' equity [6,7]	**4.67**	8.20	8.95
Share data			
Highest traded price (EUR)	**7.51**	26.80	26.41
Lowest traded price (EUR)	**1.76**	6.08	10.50
Closing price at year end (EUR)	**1.79**	6.90	21.00
No. of ordinary shares issued [7]	**109,459,256**	109,459,256	108,154,783
Market capitalisation [7] (EUR)	**195,932,068**	755,268,866	2,271,250,443

1 operating profit / (loss) before amortisation of goodwill and exceptional items

2 cash flow from operational activities less net capital expenditures and dividends paid

3 net interest bearing debt / shareholders' equity

4 equity / total assets

5 rounded to the nearest Euro cent

6 before appropriation of net result

7 at December 31

Profile

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance Repair and Operations) products in Europe, North America and Asia-Pacific. As these markets are extremely diverse and highly complex, many opportunities exist for Hagemeyer to provide innovative solutions to customer needs. The Group co-ordinates product and information flows, adding value and providing significant cost savings to both end-users and suppliers while supporting customer initiatives with superior industry knowledge and technical expertise.

Mission

The mission of Hagemeyer is to become a leading international business-to-business distributor of electrical materials, safety and other MRO products.

Business model

To fulfil its mission Hagemeyer has developed a business model that calls for the segregation and partial consolidation of back office activities (such as purchasing, logistics, and staff and administrative support functions) from front office tasks (such as business development and sales). The business model also calls for the sales forces in all of Hagemeyer's Professional Products and Services (PPS) operating companies to be re-aligned to its key construction and installation (C&I) and industrial customer segments. To support the development and implementation of this model, the Group invests in advanced logistics technology and in information communication technology systems.

In logistics, by consolidating most of the inventory in Regional Distribution Centres (RDC's), with integrated warehouse management technology, Hagemeyer aims to utilise its working capital most efficiently and improve its service to customers.

Based on the need to upgrade the IT systems in several of its operating units a new purpose designed Enterprise Resource Planning (ERP) system has been developed. This system has meanwhile been implemented in the UK and Australian operations and is intended to be used for future ERP implementations when appropriate.

Objectives

As a result of the economic downturn, which has been deeper and more persistent than anticipated, and due to the very disappointing results in the past two years, the primary objective of Hagemeyer is now focussed on the recovery of its financial and operational performance. From an operational point of view, our main focus will be on improving profitability levels in the core PPS business. In this respect Hagemeyer's top short-term priority will be the realisation of a turnaround of the UK operations through a recovery of service levels and market position and through further cost reductions.

The short-term focus for Hagemeyer will be to:

- increase sales;
- reduce the overall cost base and break-even point in Germany, the UK and the United States by:
  - improving profitability through continued network rationalisation and supply chain improvements;
  - continuing headcount reductions with a target for 2004 of 1,000 employees (full-time equivalents);
- focus on cash management through:
  - minimising cash outflows and optimising cash inflows; and
  - efficient use of working capital, supported by more favourable supplier terms after the financial restructuring.

Achievement of these targets will be linked to a new incentive plan to be developed for our operational management.

The medium-term aim will be to:
- grow the business in the sizeable and highly fragmented market for MRO products;
- increase the adhesion and stability of the customer base by growing the business in the area of integrated supply and other services;
- improve the profitability of the product mix by putting more emphasis on pricing and by growing market share in higher-margin private label products; and
- continue to focus on realising synergies through centralised purchasing.

PPS strategy

Hagemeyer's strategy for PPS is to provide its products and services to electrical contractors in the C&I market and to industrial users in Europe, North America and the Asia-Pacific region (primarily Australia). The PPS division also provides value-added services, including procurement and inventory management, through the division's integrated supply activities. Hagemeyer retains a leading market position in most of its markets.

An important part of Hagemeyer's PPS strategy will be to reduce the number of suppliers and to strengthen the relationships with its key suppliers. A main purpose of centralised procurement is to source more volume from fewer suppliers, to realise higher volume rebates and other procurement incentives as well as supply chain efficiencies resulting in lower procurement, logistics and administrative costs.

Having completed the financial restructuring at the beginning of 2004, an upturn in our markets would allow Hagemeyer to return to normal operating levels and profitability in the medium-term. With respect to the UK, a recovery of its market position and the necessary adjustment of the cost base may take up to two years. The Group aims to pursue growth within its existing geographical markets, which still provide substantial room for further expansion.

Virtually all of Hagemeyer's operating units now have completed the integration and re-alignment of their sales forces. In logistics, the regional distribution centre concept is operational in the UK, North America, Central Europe and the Nordics. Building on the experience gained from the implementation of the ERP system in the UK and Ireland, the roll-out of a newer version of the ERP system was successfully completed in Australia. Major investments in information technology are currently suspended. The further roll-out of the Hagemeyer ERP system will be implemented over a longer period than originally envisaged.

In addition to its PPS business Hagemeyer also operates a number of branded product distribution businesses in several consumer markets. These businesses are successfully managed through a separate division, Agencies/Consumer Electronics (ACE).

In 2004 the Group's main focus will be to secure the recovery of the UK operations, to improve profitability in Germany and the USA and to improve return on invested capital. To this end Hagemeyer has by region a number of cost reduction and margin improvement projects in progress. Hagemeyer will continue to monitor the effectiveness of its strategy against market share developments, the progress made with the restructuring activities, the development of the financial position and market circumstances, and make adjustments as appropriate.

The Supervisory Board of Hagemeyer in 2003 consisted of four members. Besides the Chairman and the Vice Chairman responsibilities, all members serve on either the Audit or the Remuneration Committee. During 2003 it was announced that two long serving members will step down in 2004, as soon as new members will be proposed for appointment. The Supervisory Board consists of the following members:

P.J. Kalff (1937)
Former Chairman of the Board of Management of ABN AMRO Bank N.V.
Dutch national. First appointment in 1994.
Due to stand down in 2006.

Other notable positions:
Member Supervisory Board Concertgebouw N.V.
Member Supervisory Board Koninklijke Volker Wessels Stevin N.V.
Chairman Supervisory Board N.V. Luchthaven Schiphol
Vice Chairman Supervisory Board Stork N.V.
Member of the International Advisory Committee of the Federal Reserve Bank of New York (USA)
Member Board of Directors Aon Corporation (USA).

D.G. Eustace (1936)
Former Vice Chairman of the Board of Management and Group Management Committee of Philips Electronics N.V.
British and Canadian national. First appointment in 1999.
Due to stand down in 2007.

Other notable positions:
Member Supervisory Board Koninklijke Luchtvaart Maatschappij N.V.
Member Supervisory Board AEGON N.V.
Vice Chairman Supervisory Board Koninklijke KPN N.V.
Chairman of the Board of Sendo Holdings Plc (United Kingdom)
Chairman of the Board of Smith and Nephew Plc (United Kingdom).

T.Y. Yasuda (1940)
Former Group Managing Director First Pacific Company Ltd.
American national. First appointment in 1986.
Announced to stand down in 2004.

W.F.Th. Corpeleijn (1948)
Former partner in the Dutch / Belgian law firm Stibbe.
Dutch national. First appointment in 1998.
Announced to stand down in 2004.

Other notable positions:
Chairman Supervisory Board Ankerpoort N.V.
Chairman Supervisory Board 3W Vastgoed B.V.
Chairman Supervisory Board Theodoor Gilissen Bankiers N.V.
Chairman Supervisory Board Stiho B.V.
Member Supervisory Board Vesteda Groep B.V.
Non-executive board member SCR Sibelco N.V. (Belgium).

Board of Management

R. ter Haar (1950) *

Appointed a member of the Board of Management in 1999 in the position of Chairman. Dutch national. Prior to joining Hagemeyer, Mr Ter Haar was Chairman of the Board of Management of De Boer Unigro and prior to that held various management positions with inter alia Sara Lee/DE and Procter & Gamble.

J.S.T. Tiemstra (1952)

Appointed a member of the Board of Management in 2003 in the position of Chief Financial Officer. Dutch national. Previously Mr Tiemstra held the position of CFO at Hollandsche Beton Groep and various senior financial and general management positions with Unilever.

W.H.M. Pot (1957)

Appointed a member of the Board of Management as at January 9, 2004 for a maximum period of six months. Dutch national. Previously a Partner and Managing Director at Goldman Sachs. His specific focus as member of the Board of Management is on the financial restructuring.

R.W.A. de Becker (1946) **

Joined Hagemeyer as at March 1, 2004. Belgian national. Prior to joining Hagemeyer Mr De Becker was a member of the Executive Board of Buhrmann and prior to that was a member of the Board of Samas and held a number of general management positions with amongst others Black & Decker and Xerox.

* Mr Ter Haar stepped down as Chairman and member of the Board of Management as at March 1, 2004.

** Mr De Becker is proposed for appointment as a member of the Board of Management in the position of Chairman as at April 21, 2004.

Executive Committee *

In addition to the members of the Board of Management, the Executive Committee consists of:

E.H.M. van den Assem (1949)
Member of the Executive Committee since April 23, 2002, responsible for Hagemeyer's PPS activities in Central Europe. Dutch national. Previously held various management positions with inter alia Alcatel and Fokker Aircraft before becoming a member of the Board of Management of DAF Trucks. Member of the Board of Management of Hagemeyer from April 27, 2000 until January 28, 2003.

R.A.J. Hin (1950)
Member of the Executive Committee since April 23, 2002, responsible for change management and corporate development. Dutch national. Joined Hagemeyer in 2001 as Group director HR. Before joining Hagemeyer inter alia active as President of Immoeuro B.V., managing partner of Ray & Berndtson executive search and in various senior management positions with IT&T and Atlantic Richfield Corporation.

* Mr D.G. Gundling and Mr G.L. Pickles both stepped down as members of the Executive Committee as per June 30, 2003 and Mr G.W.F. Hol as per March 1, 2004.

Staff Directors

H. Bijl (1968)
Group Legal Counsel

M.G.T. van Kruijsbergen (1968)
Fiscal Affairs

D. Lauer (1964)
Information Communication Technology

B.J. Mapletoft (1948)
Treasury

H.J. Mouthaan (1963)
Controlling/Internal Audit

To the shareholders of Hagemeyer N.V.

Annual accounts 2003

We herewith submit the annual accounts for 2003 prepared by the Board of Management.
These accounts comprise the following:

- Consolidated balance sheet as at December 31;
- Consolidated profit and loss account for the year ended December 31;
- Consolidated statement of cash flow for the year ended December 31;
- Company balance sheet as at December 31;
- Company profit and loss account for the year ended December 31; and
- Notes to the accounts.

These accounts have been audited by Deloitte Accountants, whose Auditor's Report can be found on page 76 of this Report. We concur with these documents and recommend that the 2003 Annual Accounts be adopted accordingly.

Dividend

Hagemeyer did not distribute any interim dividend during the course of 2003, nor, given the negative result for 2003 as a whole, will it distribute a final dividend for 2003. Furthermore, as mentioned in the Prospectus of January 16, 2004, no dividend is expected to be distributed in the near future. As part of the financing arrangements the Company recently entered into with its financiers, it was agreed not to pay out any dividend unless (i) the interest cover ratio is at least 3.5:1 and the net senior debt/EBITDA ratio is not higher than 3.00:1, and (ii) no Event of Default exists.

Other items on the agenda of the General Meeting of Shareholders of April 21, 2004

As announced earlier, the composition of the Supervisory Board will be changed. The Supervisory Board has unanimously reached the conclusion that, now that Hagemeyer is entering a new phase of its existence, it would be desirable to appoint new members to the Supervisory Board. Two longstanding members of the Supervisory Board, Messrs T.Y. Yasuda and W.F.Th. Corpeleijn, have already announced that they will step down as soon as the shareholders have appointed new members to the Supervisory Board. With the exception of a period of two years, Mr Yasuda has been continuously connected with the Supervisory Board since 1986. Until 1998, he represented the then major shareholder First Pacific, later becoming a Board member in his own right. With his broad international experience and especially his in-depth knowledge of the Asia-Pacific region, he has made an important contribution to the functioning of the Board. Mr Corpeleijn joined the Supervisory Board in 1998 and the Board has benefited greatly from his vast experience of company law. The Supervisory Board is extremely grateful to these two gentlemen for their substantial and lengthy involvement with the Company. The Combined Meeting of the Supervisory Board and the Board of Management intends to put forward the names of new candidates for appointment to the Supervisory Board prior to the Annual General Meeting of Shareholders to be held on April 21, 2004.

At the time of the announcement of the proposed financial restructuring, Mr R. ter Haar announced his intention to resign as Chairman and member of the Board of Management, a position he has held since 1999. Accordingly, Mr Ter Haar stepped down as per March 1, 2004. Mr Ter Haar has played a vital role in Hagemeyer's transformation into a business-to-business distribution and services company. The Supervisory Board is very grateful to him for his contribution to the Company, and is fully confident that, despite current difficulties, Hagemeyer's strategy will eventually bear fruit.

The Combined Meeting proposes that Mr R.W.A. de Becker be appointed a member of the Board of Management in the position of Chairman. Mr de Becker joined the Company on March 1, 2004. Prior to this, he was a member of the Executive Board of Buhrmann, where he was responsible for Buhrmann's activities in Europe.

Before joining Buhrmann, Mr De Becker was a member of the Board of Samas. Previous to this he held a number of general management positions amongst others with Black & Decker and Xerox. Mr De Becker has a broad international background, having lived and worked in six European countries and in the United States. He brings to Hagemeyer a wealth of operational management experience in the business-to-business distribution and services industry, which is exactly what is needed for Hagemeyer for the period to come. Further background information about Mr De Becker will be provided together with the agenda for the meeting.

Functioning of the Supervisory Board

The Supervisory Board is governed by internal rules and regulations that regulate its constitution, tasks and procedures, the cooperation between Board members, and the relationship of the Board with the Company and its stakeholders. These regulations amongst others provide for a fixed schedule of meetings that constitute the formal contact between the Supervisory Board and the Board of Management. Such Combined Meetings are convened at least four times a year. Furthermore, informal contact is maintained on a regular basis and, when necessary, additional meetings (through telephone conference) are convened. The Supervisory Board is provided with a comprehensive report on the Company's ongoing business and financial performance at least once a month. The Board's approval is required for major investments and important appointments. The Supervisory Board meets at least once a year in the absence of the Board of Management. At this meeting, the Supervisory Board discusses its own functioning, its composition and size, and its cooperation with the Board of Management, in addition to the composition and functioning of the Board of Management and the Executive Committee. In principle, each member of the Supervisory Board is expected to attend all meetings of the Supervisory Board. The Supervisory Board has a standing Remuneration Committee, which deals with remuneration issues, and an Audit Committee. The Supervisory Board may set up other permanent or temporary committees, as required. The Supervisory Board as a whole is responsible for the appointment of directors.

Audit Committee

The regulations governing the activities of the Audit Committee provide for an audit to be made on behalf of the Supervisory Board of the Company's accounting and financial reporting procedures, of its internal control systems and audit function, of its financial reports and their independent audit, and the proper, independent performance by the external auditors of their task.

In anticipation of the widespread debate that was to arise later in the Netherlands about the role of accountancy firms, Hagemeyer already announced in April 2002 that it would separate out the various accountancy functions to avoid any potential conflict of interest between the role of external auditor and the provision of consultancy services.

The Audit Committee met three times in 2003. At those meetings, held in the presence of representatives of the external auditor, the annual accounts for 2002 and the interim report for 2003 were discussed, as well as the financial situation of the Company and control issues in the United Kingdom and the United States.

Remuneration Committee

The task of the Remuneration Committee is to ensure that the compensation of top management is in line with the market. The remuneration policy is geared to attract and retain well-qualified managers and specialists within a competitive international market. The current remuneration package comprises a fixed base salary, a Short Term Incentive (STI: annual cash bonus) and a Long Term Incentive (LTI: deferred cash bonus converted into shares of the Company), dependent on clearly defined and measurable targets. The composition of the remuneration package is intended to make the total income directly dependent on the Company's results (financial or otherwise) and to ensure a clear link between the interests of the shareholders and the Company's management. Our policy dictates that in the event that both the STI and LTI objectives are achieved in full, the related cash bonuses will not exceed the base salary by more than 120%. In addition, top management qualifies for share options. These options, which may not be exercised during the first three years, are granted only if certain performance criteria are met. More detailed information about the remuneration of directors may be found in Note 20 to the annual accounts (page 61).

Profile

The Profile of the Supervisory Board specifies, amongst other things, the preferred size and composition of the Board. The criteria for the composition of the Supervisory Board, is the expertise in the fields of strategic and financial decision-making and international business management that the Company requires. The criteria laid down in the Profile apply to both the appointment and the re-appointment of a member to the Supervisory Board. Members are not automatically re-appointed. The Profile is available for review at the Company's head office.

Independence

Each member of the Supervisory Board must perform his duties independently and not as a representative of any group or organisation. None of the members has ever worked for the Company nor is any member being remunerated by the Company in any way for providing consultancy services.

Corporate Governance

The Supervisory Board welcomes the adoption of the Dutch Corporate Governance Code, published on December 9, 2003. It will be clear from the above that Hagemeyer already complies with many of the Code's provisions. The Supervisory Board will ensure that the principles and provisions of the Code for the greater part are applied in 2004, with any non-compliance being duly explained. Wherever appropriate and applicable, the Board will also adjust the regulations governing its own activities and the regulations governing the activities of its committees in order to bring them in line with the provisions of the Code. More detailed information may be found in the section on Corporate Governance in the Annual Report (page 82).

Report for 2003

In 2003, the Supervisory Board and the Board of Management met seventeen times, either in person or by means of telephone conferencing. The Supervisory Board also met several times on its own. In the Combined Meetings, the Company's business operations were reviewed, including discussions of the annual accounts 2002 to be presented to the shareholders, the monthly management reports, the 2003 annual budget, the trading update for the first quarter of 2003, the interim report for 2003 and the trading update for the third quarter of 2003. Furthermore, lengthy consideration was given to the problems that arose following the implementation of the new ERP system in the United Kingdom.
Following approval by the Supervisory Board, options for 843,635 ordinary shares were granted in 2003 under the employee share option scheme.

In the light of the deteriorating operating results considerable attention was given to progress in the development of the liquidity position and the various financing issues. In depth discussions took place concerning the strategic options and the far reaching plans for the realisation of the required restructuring of the capital base. In this respect, an extensive investigation was started in the second quarter of 2003 into the various options for solving the financial problems. In many extra meetings, the various alternatives were discussed at length. A number of these subsequently were worked out in more detail. The Supervisory Board maintained particularly intensive contact with the Board of Management during the second half of the year - much more so than might normally be expected - so that we could properly fulfil our task of monitoring the Board of Management's activities and of advising wherever possible. The Supervisory Board itself did not undertake any negotiations with banks, other financiers or potential interested parties. That was the task of the Board of Management. In this configuration, the Supervisory Board closely monitored developments, carefully following the activities of the Board of Management, providing support and advice as appropriate.

Report of the General Meeting of Shareholders held on January 9, 2004

At the special General Meeting of Shareholders held on January 9, 2004, the proposed refinancing of Hagemeyer was explained and discussed at length. By a majority of approximately 90% of the votes cast on ordinary shares, present in this meeting, the Meeting approved the proposed issue of no more than 383,107,396 shares at an issue price of at least EUR 1.20 per share. This included the granting of subscription rights for 100,000,000 shares for an exercise price of no less than EUR 1.50 per share, in connection with the new issue of subordinated convertible bonds. Furthermore, the Meeting approved a proposal to exclude the pre-emption right in the issue of shares. This includes the granting of subscription rights for shares in connection with the new issue of subordinated convertible bonds. In addition, the Meeting approved the proposed amendments to the Articles of Association, increasing the authorised capital of Hagemeyer from EUR 600 million to EUR 810 million, abolishing the preference shares, and implementing a few minor technical changes. Mr W.H.M. Pot was appointed a member of the Board of Management. His appointment, which is specifically related to the extensive extra work required in connection with the negotiations relating to the financial restructuring and its implementation, including the issue of 383 million new shares and a convertible bond loan, is for a maximum period of six months.

The Supervisory Board is confident that the financial restructuring now completed will form an excellent basis to restore profitability over the next few years.

For further information on the Company's performance during the reporting year 2003, we refer to the report of the Board of Management.

Naarden, March 2, 2004

Supervisory Board

P.J. Kalff, Chairman
D.G. Eustace, Vice Chairman
T.Y. Yasuda
W.F.Th. Corpeleijn

Group Financial Review

Consolidated sales and results

Net sales for the year ended December 31, 2003 were EUR 6,337.8 million, compared to the prior year's total of EUR 8,343.5 million. The net effect of divestments and acquisitions led to a decrease in sales of EUR 1,236.4 million. This mainly concerned the disposals of Tech Pacific and Stokvis Tapes Group, as well as the transfer of the Puma agency agreement in Japan. Foreign exchange rates had a negative effect on sales of EUR 447.6 million.

For the full year organic growth was negative 4.9% (EUR 321.7 million), with the first and the second half showing a negative 3.5% and a negative 6.4% respectively. The division Professional Products and Services (PPS) accounted for EUR 5,061.9 million in net sales, or 80% of the Company's total net sales in 2003 (2002: respectively EUR 5,876.2 million and 70%). Organic growth for the PPS division was negative 8.0% in the first half of the year and negative 6.8% in the second half.

Gross profit (before exceptional items) for the year ended December 31, 2003 was EUR 1,346.4 million, a decrease compared to the prior year of EUR 375.0 million. Gross margin increased from 20.6% in 2002 to 21.2% in 2003. This increase reflects a change in the composition of the Group's sales, in particular the reduction of low margin ITPS sales, due to the disposal of Tech Pacific.

EBITDA (before exceptional items) for the year ended December 31, 2003 was EUR 40.6 million, a decrease of EUR 229.3 million compared to the adjusted EBITDA for 2002. The EBITDA margin was 0.6% compared to 3.2% in 2002. The significant decrease of EBITDA is mainly due to weak market conditions in the core PPS division and, in particular, the continued effect of the loss of market share as well as higher operational expenses in the UK.

Measures to reduce operating costs and improve productivity resulted in a reduction of headcount by more than 1,400 in 2003 (excluding the divestment effect of Tech Pacific, Stokvis Tapes Group and the transfer of the Puma agency agreement).

EBITA (before exceptional items) for the year ended December 31, 2003 was EUR 9.3 million negative, a decrease of EUR 217.9 million compared to the adjusted EBITA for 2002. The EBITA margin was 0.1% negative compared to 2.5% in 2002.

Net exceptional charges in 2003 amounted to EUR 126.0 million, which can be specified as follows:

(EUR million)	
- Net book gain mainly related to divestments of Tech Pacific, Stokvis Tapes Group and Pluz	41.7
- Centralisation of warehouse activities	(35.5)
- Headcount reduction	(27.7)
- Business disruption in the UK	(24.9)
- Development and implementation of Hagemeyer's ERP system	(24.4)
- Regulatory and risk management items of which EUR 19.1 million concerns an addition to the provision for silicosis- and asbestos claims in the USA	(20.1)
- Branch network restructuring excluding redundancies	(13.6)
- Prior years accounting adjustments	(12.5)
- Restructuring legacy systems, including double running expenses	(8.6)
- ERP systems related asset and liability revaluations, due to lacking and/or inaccurate data	(5.4)
- Implementation of shared service centres	(5.1)
- Various other exceptional items	10.1

Note 21 to the annual accounts includes a further detailed description of the individual exceptional items.

The net result for 2002 included net extraordinary charges before taxes of EUR 95.8 million. In addition, other income 2002 included EUR 57.5 million of book gains on the disposal of tangible fixed assets. Both amounts have been reclassified as exceptional items.

During the year, the Group utilised EUR 27.1 million of its restructuring and reorganisation provisions. Of this amount, approximately EUR 15.3 million was utilised for reorganisations in the PPS division. This included costs related to the streamlining of the logistics infrastructure, rationalisation of the branch network in Europe and North America, and headcount reduction. A further EUR 8.5 million concerned costs for reorganisation and headcount reduction within the Agencies/Consumer Electronics division.

Depreciation, including amortisation of goodwill, amounted to EUR 83.8 million in 2003, compared to EUR 96.2 million in 2002. The share in pre-tax results of associated companies increased from EUR 3.9 million in 2002 to EUR 7.7 million in 2003, mainly due to the remaining investment of 31.5% in Tech Pacific, that is included in results from associated companies as from June 1, 2003.

Net financial expense for the year increased from EUR 63.0 million in 2002 to EUR 122.0 million. This increase is primarily due to higher interest rates, partly offset by a reduced need for funding. Also included is an amount of EUR 45.0 million which covers standstill and advisory costs related to the refinancing of the Group.

The Group's tax charge was EUR 35.0 million, including EUR 30.2 million write off of deferred tax assets, mainly in the UK and the USA.

Cash earnings (net profit / (loss) before amortisation of goodwill) for the year ended December 31, 2003 were EUR 284.2 million negative, compared to EUR 91.6 million in 2002 (adjusted). Cash earnings per share decreased from EUR 0.82 in 2002 (adjusted) to EUR 2.60 negative in 2003.

Net loss for 2003 amounted to EUR 318.0 million (2002: net profit EUR 56.8 million).

Financial position

Total assets at December 31, 2003 were EUR 2,603.5 million, a decrease of EUR 704.4 million compared to December 31, 2002. The net effect of acquisitions and divestments, resulted in a decrease in total assets of EUR 334.5 million. Foreign exchange rate movements accounted for a decrease of EUR 157.9 million.

Average net working capital as a percentage of net sales for the Group slightly increased, from 14.9% in 2002 to 15.1% in 2003. The increase is fully due to the adverse effect of the Tech Pacific divestment (6.7% net working capital/net sales in 2002). The PPS division achieved an improvement from 18.1% last year to 16.4% in 2003. This reflects an improvement in working capital utilisation, notwithstanding the pressure on accounts payable as a result of uncertainty about the financial position of the Group. Average net working capital as a percentage of net sales of the Agencies/Consumer Electronics division also improved, from 19.7% last year to 19.4% in 2003.

Per December 31, 2003, the net trading working capital for the Group amounted to EUR 923.1 million (2002: EUR 1,299.9 million). Total net working capital amounted to EUR 749.0 million (2002: EUR 1,095.7 million).

Net trading working capital for the PPS division as per December 31, 2003 amounted to EUR 815.8 million, a decrease of EUR 217.7 million as compared to December 31, 2002. Included in this reduction is a positive effect from exchange rate movements of EUR 63.8 million.

Intangible assets at December 31, 2003 were EUR 585.1 million. Of this amount, EUR 67.9 million relates to capitalised expenditure for software licenses, as well as the programming and testing of the ERP system. In addition, EUR 510.4 million of capitalised goodwill is included as intangible asset as at December 31, 2003.

Shareholders' equity decreased from EUR 928.6 million at the end of 2002 to EUR 542.5 million per December 31, 2003. This decrease reflects the year's net loss, the negative effect of movements in foreign exchange rates and final dividends 2002 paid during the year.

Operating cash flow for the year ended December 31, 2003 was EUR 0.7 million negative, a decrease of EUR 219.6 million versus 2002. The decrease mainly reflects lower EBITDA.

The investment in fixed assets was EUR 39.2 million in 2003 compared to EUR 97.9 million in 2002. Proceeds of the sale of fixed assets were EUR 48.4 million (2002: EUR 88.1 million). The cash outflow from exceptional items (excluding proceeds from divestments and sale of fixed assets) amounted to EUR 98.4 million (2002 adjusted: EUR 94.9 million). Free cash flow amounted to EUR 137.6 million outflow (2002 adjusted: EUR 76.8 million inflow).

The Group's net interest bearing debt decreased from EUR 1,040.4 million at the end of 2002 to EUR 926.9 million. This decrease was due to the positive free cash flow and the positive impact of foreign exchange rate movements.

Post balance sheet date events

On December 8, 2003, Hagemeyer entered into a number of term sheets with virtually all its lenders that provided for a rights offering and a convertible bond offering, the restructuring of substantially all existing monetary obligations and the conversion of outstanding cumulative preference shares into ordinary shares. Based on these term sheets, Hagemeyer entered into various agreements with these lenders on or about January 14, 2004. The offerings and restructuring of the existing monetary obligations, as well as the conversion of the preference shares were successfully completed on February 5, 2004. For further details, please refer to earlier announcements. The impact of this refinancing transaction is shown in the adjusted, unaudited, pro forma balance sheet per December 31, 2003, included on page 78 of this Annual Report.
Apart from the EUR 150 million subordinated convertible loan, Hagemeyer's loan facilities as per February 5, 2004 consist of:

- a EUR 650 million revolving working capital facility, due January 2007;
- a EUR 150 million term loan facility, due January 2007 (EUR 50 million) and January 2008 (EUR 100 million); and
- a EUR 105 million letter of credit facility, due January 2007.

Professional Products and Services (PPS)

The PPS markets in which Hagemeyer operates can be divided into the construction and installation (C&I) market and the industrial market. Customers in the C&I market consist primarily of electrical contractors of all sizes, whereas customers in the industrial market consist of mainly large industrial and manufacturing companies. C&I customers tend to purchase predominantly electrical materials. Industrial customers purchase a broad range of electrical materials and safety and other MRO products.

Construction and installation (C&I) markets

The C&I markets in Europe, North America and the Asia-Pacific region are each characterised by a large number of suppliers and a broad range of products. Customers range from small- to medium-sized electrical contractors to large construction companies. In the C&I market, the large majority of customers tends to be relatively small. A traditional challenge for the manufacturers of products sold in the C&I market is to efficiently serve a widely distributed customer base that generally places small orders. Economies of scale are limited, making it generally difficult for them to cost-efficiently provide direct delivery. Distributors have been able to provide this service more effectively by combining the products from many manufacturers and servicing customers with a single logistics and sales infrastructure.

All of Hagemeyer's C&I markets tend to be highly fragmented and competitive. Electrical materials distributors active in this market range from numerous small, "mom and pop" shops catering to electricians, to smaller regional distributors, to a limited number of large (inter)national distributors. Local distributors compete directly against national and regional distributors within their local area. Prices are generally established on a local, rather than a national level, and local distributors are often capable of matching the prices of national wholesalers and distributors by organising themselves into buying groups to combine their purchasing power. Distributors sell through various channels, including branch operations with over-the-counter sales catering primarily to small contractors. They also can arrange direct delivery from branches and regional and national distribution centres in response to customer orders. Many sales in the C&I market are made at a very local level. Sales volumes handled at branch level tend to be lower than in the direct delivery market, while margins tend to be higher. The wide range of products and suppliers means that distributors such as Hagemeyer require extensive product knowledge to be successful.

Industrial markets

The industrial markets in Europe, North America and the Asia-Pacific region are also each characterised by a large number of suppliers and a broad range of products. Industrial customers tend to be large industrial and manufacturing companies that generally purchase large volumes to keep their factories running. An increasing number of these companies also enter into outsourcing arrangements with distributors of electrical materials and other safety, maintenance, repair and operations products to handle part or all of their procurement and inventory management. Perhaps most important to industrial customers is the reliability of agreed service levels. Delayed or incorrect deliveries can lead to expensive delays in the manufacturing process.

The industrial market is more widely developed in the United States than in Europe and the Asia-Pacific region. Whereas the United States has a relatively large number of industrial distributors, many of whom offer distribution, value-added and integrated supply services, large industrial companies in Europe and the Asia-Pacific region have traditionally relied on local suppliers and their own in-house procurement teams rather than large distributors of electrical materials and safety, maintenance, repair and operations products.

The practice of outsourcing procurement and inventory management as such is more developed in the United States than in Europe or the Asia-Pacific region. As a result the industrial markets in Europe and the Asia-Pacific region tend to be more fragmented than in the United States. Compared to the C&I market, sales volumes in the industrial market tend to be higher, due to the greater size of the participants, while margins tend to be lower due to the larger order size.

Agencies/Consumer Electronics (ACE)

Through the Agencies/Consumer Electronics division Hagemeyer also operates a limited number of small, consumer product distribution businesses in several niche markets. This division's markets include those for luxury and leisure goods in the Asia-Pacific region, low-cost fashionable consumer electronic products in North America and consumer and business electronics and branded imaging products, such as the Panasonic agency in the Netherlands. The margins in this market are driven by a number of factors, including the product lifecycle, price and whether it is sold as part of a clearance sale. Generally, however, margins in the luxury goods business are relatively stable.
The consumer goods business utilises significantly different distribution channels than the market for electrical materials and safety, maintenance, repair and operations products.

Professional Products and Services (PPS) Total

(EUR millions)	**2003**	2002
Net sales	**5,061.9**	5,876.2
Gross profit (before exceptional items)	**1,132.1**	1,377.8
Gross profit as a % of net sales	**22.4%**	23.4%
Operating expenses (before exceptional items)	**(1,178.5)**	(1,231.1)
Other operating income	**3.7**	0.2
EBITA (before exceptional items)	**(42.7)**	146.9
EBITA as a % of net sales	**(0.8%)**	2.5%
Working capital as a % of net sales	**16.4%**	18.1%

During 2003 the PPS market as a whole did not show a recovery versus the prior year, though developments varied per region. In particular, market conditions in the USA, Germany and the UK continued to be difficult. In addition, uncertainty about the Group's financial position has caused loss of sales and margin. Consequently, organic growth for the full year was 7.4% negative, reflecting negative growth of 8.0% in the first half and negative growth of 6.8% in the second half of the year.

Continuing difficult economic conditions resulted in further pricing pressure. In addition, operational problems experienced in the UK had a substantial negative effect on gross profit. All in all this resulted in a gross margin decrease for total PPS from 23.4% in 2002 to 22.4% in 2003.

The significant decrease in EBITA margin, from 2.5% in 2002 to 0.8% negative, is mainly due to the high operational gearing.

In 2003, measures to reduce operational costs and increase productivity resulted in a reduction of headcount by approximately 1,200 FTE's. Furthermore, as part of Hagemeyer's strategic program, regional distribution centres have gone live during 2003 the USA and Central Europe.

PPS Europe

(EUR millions)	**2003**	2002
Net sales	**3,353.3**	3,867.8
Gross profit (before exceptional items)	**759.2**	916.8
Gross profit as a % of net sales	**22.6%**	23.7%
Operating expenses (before exceptional items)	**(808.9)**	(815.2)
Other operating income	**3.1**	3.9
EBITA (before exceptional items)	**(46.6)**	105.5
EBITA as a % of net sales	**(1.4%)**	2.7%
Working capital as a % of net sales	**16.1%**	17.2%

Net sales for the year ended December 31, 2003 were EUR 3,353.3 million, a decrease of 13.3% compared to the prior year. Divestments resulted in a decrease in sales of EUR 76.4 million. Foreign exchange rate movements had a negative effect on sales of EUR 129.3 million.

For the full year, organic growth was 8.4% negative (EUR 308.9 million negative), with the first and the second half showing a negative 9.9% and a negative 7.0%, respectively.

Developments in the high-volume markets Germany and the UK were negative. Market share was lost in 2003 in the UK, due to continued operational problems following the introduction of the ERP system at Newey & Eyre in August 2002, and the commissioning of a new regional distribution centre. This resulted in 13.8% negative organic growth on a comparable working day basis and an organic sales loss of EUR 148.8 million. In addition to the tough economic conditions, sales in Germany were to some extent negatively impacted by the internal focus on the restructuring program 'Winner', that was successfully implemented during 2003. The Winner program will continue in 2004. Finally, uncertainty about the financial position of the Group had a negative impact on sales in the second half of 2003.

Gross profit for the year was EUR 759.2 million, a decrease of EUR 157.6 million compared to the prior year. Gross profit as a percentage of net sales decreased from 23.7% in 2002 to 22.6%. This decrease is due to continued pricing pressure, caused by further deteriorating economic conditions and a change in the sales mix at PPS Europe. In addition, the operational problems in the UK negatively impacted gross profit. Gross margin in the UK decreased from 25.7% in 2002 to 22.1% in 2003.

The operational and administrative problems related to the implementation of Hagemeyer's new ERP system in August 2002 in the UK, caused a serious disruption in financial reporting. Due to these problems a degree of estimation was required in allocating certain items between 'gross profit' and 'exceptional items', as well as between 'business disruption' and 'prior years adjustments' within exceptional items, as included in the UK's result from operations for 2003.

EBITA (before exceptional items) decreased from EUR 105.5 million in 2002 (adjusted) to EUR 46.6 million negative in 2003. As a percentage of net sales, the EBITA margin decreased from 2.7% in 2002 (adjusted) to 1.4% negative. The significant decrease in EBITA margin reflects the high operational gearing of our operations. EBITA was in particular negatively impacted by the EBITA loss of EUR 108.8 million for the UK operations (2002 adjusted: EUR 19.9 million profit).

Average net working capital as a percentage of net sales for PPS Europe improved from 17.2 % in 2002 to 16.1 % in 2003. This reflects an improvement in working capital utilisation, notwithstanding the pressure on accounts payable as a result of uncertainty about the financial position of the Group in the second half of 2003.

PPS North America

(EUR millions)	**2003**	2002
Net sales	**1,254.8**	1,560.8
Gross profit (before exceptional items)	**270.1**	357.3
Gross profit as a % of net sales	**21.5%**	22.9%
Operating expenses (before exceptional items)	**(280.3)**	(332.0)
Other operating (expenses)/income	**0.6**	(4.0)
EBITA (before exceptional items)	**(9.6)**	21.3
EBITA as a % of net sales	**(0.8%)**	1.4%
Working capital as a % of net sales	**18.4%**	21.6%

Net sales for the year ended December 31, 2003 were EUR 1,254.8 million, a decrease of 19.6% compared to EUR 1,560.8 million in 2002. Acquisitions had a positive effect on sales of EUR 39.3 million. The negative effect of foreign exchange rate movements on sales was EUR 247.6 million.

The recovery in the US manufacturing sector, in which Hagemeyer North America generates approximately 75% of its sales, has been sluggish and, more importantly, the decline in the number of jobs in this sector has continued. In addition, uncertainty about the financial position of the Group negatively impacted sales and gross margin in the second half of the year. Consequently, organic growth for 2003 was 7.4% negative (EUR 97.6 million negative), with the first and the second half showing a negative 6.8% and a negative 8.1%, respectively.

Gross profit for the year ended December 31, 2003 was EUR 270.1 million, or 21.5% as a percentage of net sales (2002: 22.9%). Gross profit declined as a result of a combination of lower volumes, difficult market conditions, and the uncertainty about the Group's financial position.

EBITA at December 31, 2003 was EUR 9.6 million negative (2002 adjusted: EUR 21.3 million profit). EBITA as a percentage of net sales was 0.8% negative. Despite further cost reductions, the declining sales volume and lower gross margins resulted in a significantly lower EBITA.

Furthermore, despite the rapid sales decline, the working capital efficiency increased, resulting in an improvement of the working capital ratio from 21.6% to 18.4%.

PPS Asia-Pacific

(EUR millions)	**2003**	2002
Net sales	**453.8**	447.6
Gross profit (before exceptional items)	**102.8**	103.7
Gross profit as a % of net sales	**22.6%**	23.2%
Operating expenses (before exceptional items)	**(89.3)**	(83.9)
Other operating income	**-**	0.3
EBITA (before exceptional items)	**13.5**	20.1
EBITA as a % of net sales	**3.0%**	4.5%
Working capital as a % of net sales	**12.8%**	13.6%

Net sales showed a slight increase from EUR 447.6 million in 2002 to EUR 453.8 million. The positive effect of foreign exchange rate movements on sales was EUR 0.1 million.

For the full year organic growth was 1.4% (EUR 6.1 million). Whereas during the first half of 2003 organic growth was 5.0%, the second half showed 1.7% negative organic growth. The deterioration in the second half of the year is partly due to less favourable market circumstances. In addition, uncertainty about the financial position of the Group negatively impacted sales and gross margin in the second half of the year. Finally, sales were also slightly negatively impacted by the implementation of Hagemeyer's ERP system at Hagemeyer Electrical Group (HEG). Although the phased implementation, which was completed in October 2003, in general has been successful, some loss of sales occurred, mainly as a result of employee-training and reduced systems-support during go-live at branches.

Gross profit for the year ended December 31, 2003 was EUR 102.8 million, or 22.6% of net sales (2002: 23.2%). The decrease in gross margin is mainly due to the increased pressure on pricing and the uncertainty about the Group's financial position in the second half of the year.

The completion of the implementation of the ERP system has increased HEG's cost base in 2003, but also allows the company to focus fully on the further expansion of its electrical, safety and MRO business.

More efficient inventory utilisation at HEG resulted in a further improvement of the working capital ratio from 13.6% in 2002 to 12.8% in 2003.

Agencies/Consumer Electronics (ACE)

(EUR millions)	**2003**	2002
Net sales	**598.7**	819.9
Gross profit (before exceptional items)	**173.4**	245.0
Gross profit as a % of net sales	**29.0%**	29.9%
Operating expenses (before exceptional items)	**(140.1)**	(179.1)
Other operating income	**14.7**	0.4
EBITA (before exceptional items)	**48.0**	66.3
EBITA as a % of net sales	**8.0%**	8.1%
Working capital as a % of net sales	**19.4%**	19.7%

Net sales of the Agencies/Consumer Electronics division for 2003 were EUR 598.7 million, a decrease of EUR 221.2 million, or 27.0% compared to the prior year. Foreign exchange rate movements negatively impacted sales by EUR 45.5 million. EUR 171.8 million of the decrease is attributable to the net effect of divestments and acquisitions, mainly as a consequence of the transfer of the Puma agency agreement in Japan. For the full year the division generated organic growth of 0.7% negative, with the first and the second half showing a positive 2.6% and a negative 3.2%, respectively. The decrease in the second half of the year is mainly due to less favourable market circumstances and the uncertainty about the Group's financial position. Within the division, GPX achieved strong organic growth, whilst HCL, Haagtechno and Fodor recorded negative organic growth.

Gross margin declined mainly as a result of increased pricing pressure, uncertainty about the financial position of the Group and changes in the business mix.

In 2003 the division realised an EBITA of EUR 48.0 million (2002 adjusted: EUR 66.3 million). EBITA as a percentage of net sales decreased from 8.1% in 2002 (adjusted) to 8.0% in 2003.

Working capital utilisation, calculated as a percentage of net sales, improved from 19.7% in 2002 to 19.4% in 2003.

Information Technology Products and Services (ITPS)

(EUR millions)	**2003**	2002
Net sales	**677.2**	1,647.3
Gross profit (before exceptional items)	**40.9**	98.5
Gross profit as a % of net sales	**6.0%**	6.0%
Operating expenses (before exceptional items)	**(28.3)**	(68.4)
Other operating (expense)/income	**0.1**	1.1
EBITA (before exceptional items)	**12.7**	31.2
EBITA as a % of net sales	**1.9%**	1.9%
Working capital as a % of net sales	**8.4%**	6.7%

On June 13, 2003 the sale of Tech Pacific to Techpac Holdings Limited (effective June 1, 2003) was announced. Consequently, only sales and EBITA for the first five months have been included in the 2003 figures. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) is accounted for under Results of Associated Companies as from June 2003 onwards.

Risk Management

General

The policy of the Group is to actively control, if possible, the operational, financial and market risks. For full details on risk factors, we refer to the Prospectus dated January 16, 2004.

Operational

Operational Gearing

Hagemeyer services its customers through a distributed network of branches. Consequently, the cost base is largely of a fixed nature. This makes it difficult to line up operating expenses with changes in net sales. Any fluctuation in sales will disproportionately (negative or positive) affect the profitability of our operations.

Restructuring and integration efforts

Hagemeyer established largely uniform regional management structures, and is in the process of rationalising procurement, inventory management and logistics, implement shared financial and administrative services models, and centralise e-commerce services and private label corporate branding where appropriate.

Management Information System

Hagemeyer's Management Information System includes extensive planning and reporting systems which comprise strategic planning, budgeting and reporting of actual results and medium term planning. Reporting of key figures takes place monthly and, in addition to results, further contains cash flow statements, balance sheets and operational key data, amongst others relating to working capital.

Information Technology

Hagemeyer reviewed its IT strategy and decided to postpone the further implementation of the new ERP systems in its operations, also in view of the high cost of rolling out the system. This delay in implementation will not have a material adverse effect on the business, because the IT supported business processes can, for the time being, function by utilising existing legacy systems.

Financial

Leveraged balance sheet

Hagemeyer wants to de-leverage its balance sheet. For this reason the net cash proceeds of the rights issue as well as available free cash flow will be used to reduce the existing indebtedness and will not be available for other purposes. This may make it difficult to pursue the Company's strategy or adequately react to changing market conditions or competition.

Impairment

It may be necessary to impair some or all of Hagemeyer's intangible assets if market conditions and/or performance do not improve. This may include goodwill that has already been paid for companies Hagemeyer acquired in previous years and other intangible assets such as capitalised software and software development costs.

Foreign Exchange Rates

End of 2003 Hagemeyer's non-euro operations constituted approximately 72% of consolidated net sales. As the reporting currency is the euro, any movements in the currency of countries in which we operate compared to the euro can have an impact on operating results. A negative impact of exchange rate movements on net sales and gross profit is often accompanied by a favourable impact on costs and expenses. Changes in exchange rates that have the largest impact, include the US dollar, the British pound, the Australian dollar and the Swedish crown.

Interest Rates

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. We generally enter into interest rate swaps with a long-term view to achieving a certain mix between our fixed and floating debt. Our policy is to maintain a minimum portion of fixed debt of approximately 25%. At the end of 2003 approximately 30% of our net debt had an interest term greater than 1 year.

Receivables

Hagemeyer estimates the collectability of its trade receivables carefully. Evaluation of specific accounts is necessary when a situation arises where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. The provision requirements are re-evaluated and adjusted periodically.

Pension and Post-Retirement Benefits

Hagemeyer has significant pension benefit costs and credits. The key countries are the Netherlands and the UK. From January 1, 2005, pension benefit costs and credits will be determined in accordance with the IAS 19 accounting standard. This may have a considerable impact on the pension position in the balance sheet and the pension benefit costs and credits in the profit and loss account. IAS 19 incorporates the balance of pension assets and liabilities on a market value basis in the balance sheet of the company. Under IAS 19, the pension liability on the balance sheet for the defined benefit pension plan in the UK is estimated at £ 64 million as at December 31, 2003. For the Netherlands, Hagemeyer does not expect a pension liability with regard to this plan. With IAS 19, Hagemeyer currently does not expect a material negative effect on the pension costs and credits in the profit and loss account.

International Financial Reporting Standards (IFRS)

As from January 1, 2005 Hagemeyer will apply IFRS. The Company is well advanced in its preparation for the implementation of IFRS and no major issues are expected. In addition to the pension liability mentioned in the previous paragraph, main differences as compared to Hagemeyer's current accounting policies will concern the treatment of certain other employee benefits and financial instruments.

Markets

Economic Conditions

Hagemeyer's PPS operations and results are affected by global, regional and local (economic) conditions. Moreover the (commercial) C&I market is influenced by employment levels, new construction activity and seasonal cycles. Hagemeyer is particularly affected by changes in the European and US economies, which account for approximately 77% of net sales. The Agencies/Consumer Electronics division is impacted by levels of consumer confidence and seasonality.

Customers

Hagemeyer distributes products and provides services to a large number of customers. Of the more than one million customers worldwide, no single customer represents more than 1% of Hagemeyer's net sales. The Group offers a broad range of products which are supplied by some 9,000 manufacturers. The largest supplier represents no more than 2.5% of Hagemeyer's net sales.

Margins

Hagemeyer's PPS business is characterised by narrow profit margins. Hagemeyer competes directly with (inter)national and regional distribution chains, as well as with small local distributors. The competition varies by region, location and individual markets. The ability to compete depends, in part, on Hagemeyer's ability to increase sales volumes while continuing to offer competitive prices, and efficient inventory and distribution management. Operating results will be significantly impacted to the extent we are engaged in intense price competition.

Inventories

The main risk consists of the risks posed by fires, floods, and similar natural disasters. In addition, high levels of slow moving inventory tie up working capital and lead to high warehousing costs. The Company has to make judgements as to future demand requirements and compare these with current or committed inventory levels. The provision requirements generally increase as the ageing of the inventories increases and when technological and product life cycle changes.

With the Agencies/Consumer Electronics business a considerable risk exists, particularly with specific high-end fashion brands, as their products can quickly become obsolete.

Commodities

With respect to commodities our market risk is limited, although cable, one of the main product categories in the electrical wholesaling segment, includes a significant amount of copper. Although our margins are influenced by fluctuations in the price of copper, we are generally able to transfer any price increases to customers, with a delay. Hagemeyer therefore does not hedge any commodities.

The statutory responsibility for the management of the Hagemeyer Group is with the Board of Management, which as per December 31, 2003 consisted out of the Chairman of the Board of Management and the Chief Financial Officer (CFO). The Executive Committee (which consisted of the Chairman of the Board of Management and the CFO, the Executive VP Procurement & Logistics, the CEO of Central Europe and the Executive VP Change & Corporate Development) is responsible for the daily management and overall execution of the Group's mission and strategy.
For management purposes the Group is divided into six geographic Regions which are headed by Regional CEO's, supported by Regional Management Teams. In general a Region comprises a number of Operating Companies situated within a defined geographic territory. Each regional operation reports to a member of the Executive Committee. The functional Staff Directors also report to a member of the Executive Committee. For 2004 it is foreseen that the existing management structure will be further modified to best reflect the management needs of the business.

The ACE division is managed as a separate unit and reports directly to the Board of Management.

Organisational re-alignment

Over the past two years the re-alignment of the sales organisations by business segment, as well as the implementation of the Regional Distribution Center (RDC) concept has been largely completed in the different Regions. Central procurement coordination for the key suppliers has been implemented in all Regions and is gaining momentum. Most of the central procurement effort is realised within the European (our largest) market.


Board of Management
ACE Business
Executive Committee
Hagemeyer North America
Hagemeyer UK & Ireland
Hagemeyer Nordic
Hagemeyer Central Europe
Hagemeyer Southern Europe
Hagemeyer Australia
Human Resources
Group Control
Tax
Cash Management
Investor Relations
Legal
ICT

Management Incentives

At Hagemeyer the management incentive programs are linked directly to the realisation of the objectives of the Group. Key managers qualify for a Short Term Incentive (STI) program that provides for an annual cash bonus. The STI is based on the realisation of agreed measurable quantitative and qualitative financial and discretionary targets. Hagemeyer also knows a Long Term Incentive (LTI) program, which is based on sustained profitability improvement over a three year period. This latter program has a delayed pay out and is also designed to incentivise key executives to stay with the Company. In addition, selected key executives and headquarter staff qualify for stock options. This program provides for a long term incentive and ensures proper alignment of management and shareholder interests. The present stock option program is subject to review by the Remuneration Committee and is likely to be changed during 2004.

Headcount

Over the past two years Hagemeyer has been active in aligning its operating expenses with the gross profit development. Since staffing is one of the main parts of Hagemeyer's operating expenses, we have had to significantly reduce staffing levels. The average number of employees was reduced from 23,029 in 2002 to 20,918 in 2003. By year end 2003 the actual headcount decreased to 17,944 (2002: 21,445). Part of this headcount reduction (approx 2,000 staff) is directly related to the divestment of a number of non-core business activities.

Management Development

Although financial resources during 2003 were limited, we have continued the management development program for promising young employees from different parts of the world. A management development program in cooperation with INSEAD Fontainebleau, France, was attended by some 15 selected young managers. For 2004 new plans are being evaluated to build on the experience gained and continue the management development program by means of a combination of internal and external development and training programs.

Proposed Appropriation of Net Result

Duly observing Article 36 of the Articles of Association, it is proposed to charge the loss for the year to retained earnings.

Outlook 2004

During 2003 Hagemeyer has divested or transferred a number of subsidiaries and activities such as ITPS, Stokvis Tapes Group and Puma, representing EUR 777 million of sales and EUR 46 million of EBITDA (before exceptional items) in 2003. The Group EBITDA (before exceptional items) of the continuing Hagemeyer activities was a negative EUR 5 million in 2003, which should be used as like-for-like basis in comparisons going forward.

Hagemeyer expects Group EBITDA (before exceptional items) to improve in 2004 versus the 2003 like-for-like basis specified above. This improvement is expected to be realised in the second half of 2004.

Although improving versus 2003, Cash Earnings for 2004 will still show a substantial loss. Free cash flow (before disposals) is also expected to be better than in 2003 but will still be negative, particularly in the first half year.

Naarden, March 2, 2004

Board of Management
J.S.T. Tiemstra, CFO
W.H.M. Pot

Annual Accounts

Naarden, March 2, 2004

Supervisory Board

P.J. Kalff, Chairman

D.G. Eustace, Vice Chairman

T.Y. Yasuda

W.F.Th. Corpeleijn

Board of Management

J.S.T. Tiemstra, CFO

W.H.M. Pot

Consolidated Balance Sheet as at December 31

(Before appropriation of net result)

(EUR 000's)	Notes	2003	2002
Assets			
Non-current Assets			
Intangible fixed assets	3	**585,095**	652,397
Tangible fixed assets	4	**185,125**	261,838
Financial fixed assets	5	**65,556**	45,721
Deferred taxes	11	**44,712**	91,129
		880,488	1,051,085
Current Assets			
Inventories	6	**615,422**	817,138
Trade receivables	7	**836,259**	1,257,646
Other receivables and prepayments	8	**72,763**	137,025
Cash and deposits		**198,530**	44,995
		1,722,974	2,256,804
		2,603,462	3,307,889
Shareholders' Equity and Liabilities			
Shareholders' Equity[1]	9	**542,502**	928,575
Minority Interest[1]		**59**	3,649
Subordinated Debt[1]	10	**150,000**	150,000
Non-current Liabilities			
Provisions	11	**159,976**	174,114
Long-term debt	12	**735**	703,157
Other long-term liabilities		**1,323**	1,456
		162,034	878,727
Current Liabilities			
Trade payables and other current liabilities	13	**775,475**	1,116,159
Short-term debt and current portion of long-term debt		**973,392**	230,779
		1,748,867	1,346,938
		2,603,462	3,307,889
[1] Risk bearing Capital		**692,561**	1,082,224

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	Notes	2003	2002
Net Sales		**6,337,791**	8,343,472
Cost of sales		**(4,991,373)**	(6,622,096)
Exceptional cost of sales	21	**(65,399)**	(98)
Gross Profit		**1,281,019**	1,721,278
Operating expenses excluding amortisation of goodwill	16	**(1,373,347)**	(1,516,112)
Other operating income - net	17	**17,590**	3,306
Exceptional operating expenses	21	**(62,438)**	(38,170)
Goodwill amortisation		**(33,816)**	(34,848)
Operating Profit / (Loss)		**(170,992)**	135,454
Share in pre-tax results of associated companies		**7,657**	3,871
Exceptional share in pre-tax results of associated companies	21	**1,796**	-
Financial expense - net	18	**(121,964)**	(62,990)
Profit / (Loss) before Taxes		**(283,503)**	76,335
Taxes	19	**(35,033)**	(19,500)
Minority interest		**512**	(45)
Net Profit / (Loss)		**(318,024)**	56,790
Data per ordinary share (rounded to the nearest Euro cent)			
Net profit / (loss) before amortisation of goodwill		**(2.60)**	0.82
Net profit / (loss) before amortisation of goodwill, fully diluted		**(2.55)**	0.82
Net profit / (loss)		**(2.91)**	0.50
Net profit / (loss), fully diluted		**(2.85)**	0.50
Weighted average no. of ordinary shares outstanding		**109,459,256**	108,975,339
Weighted average no. of fully diluted ordinary shares outstanding		**111,157,415**	110,235,424
Operating profit / (loss) before amortisation of goodwill and exceptional items (EBITA before exceptional items)		**(9,339)**	208,570

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

Consolidated Statement of Cash Flow for the year ended December 31

(EUR 000's)	2003	2002
Operating Activities		
Operating profit / (loss) after exceptional items[1]	(170,992)	135,454
adjusted for:		
Depreciation and amortisation	83,880	99,719
Non cash movement exceptional items	29,344	(60,277)
Changes in working capital:		
- Inventories	38,195	62,610
- Receivables	148,210	27,104
- Trade and other creditors	(120,618)	(39,860)
Changes in provisions	(8,674)	(5,782)
Operating cash flow	(655)	218,968
Interest received	5,766	5,678
Dividends received from associates	1,782	1,529
Interest paid and similar charges	(115,170)	(70,208)
Taxes paid	(16,560)	(21,943)
Net Cash from / (used in) Operational Activities	(124,837)	134,024
Investing Activities		
Purchase of fixed assets	(39,181)	(97,913)
Sale of fixed assets	48,415	88,094
Acquisitions of subsidiaries, net of cash acquired	(4,857)	(21,304)
Divestments of / (investments in) subsidiaries, participations and other investments	210,492	22,581
Other investments and receivables - net	8,479	(3,033)
Net Cash from / (used in) Investing Activities	223,348	(11,575)

(EUR 000's)	2003	2002
Financing Activities		
Proceeds from long-term loans and similar instruments	**213,941**	526,558
Payments of long-term loans and similar instruments	**(208,974)**	(440,006)
Dividends paid to minority interests	**-**	(524)
Dividends paid to shareholders	**(21,985)**	(45,093)
Net Cash from / (used in) Financing Activities	**(17,018)**	40,935
Net increase in Cash and Cash Equivalents	**81,493**	163,384
Change in Cash and Cash Equivalents		
At January 1	**(115,745)**	(317,544)
Net increase in cash and cash equivalents	**81,493**	163,384
Currency translation effects	**(11,563)**	38,415
At December 31	**(45,815)**	(115,745)
Cash and Cash Equivalents comprise:		
Cash and deposits	**198,530**	44,995
Short-term debt	**(244,345)**	(160,740)
	(45,815)	(115,745)

[1] Net Cash from Exceptional Items (excluding proceeds from divestments and proceeds from sale of fixed assets)	**(98,413)**	(94, 916)

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

Company Balance Sheet as at December 31

(Before appropriation of net result)

(EUR 000's)	Notes	2003	2002
Assets			
Non-current Assets			
Intangible fixed assets	22	**44,389**	54,543
Tangible fixed assets	23	**1,272**	1,581
Financial fixed assets	24	**1,442,611**	1,882,866
		1,488,272	1,938,990
Current Assets			
Receivables	25	**47,525**	54,091
Cash and deposits		**56,946**	22
		104,471	54,113
		1,592,743	1,993,103
Shareholders' Equity, Provisions and Liabilities			
Shareholders' Equity	26		
Share capital		**162,215**	162,215
Share premium		**62,118**	62,118
Cumulative translation reserve		**(83,463)**	(35,116)
Retained earnings		**719,656**	682,568
Net profit / (loss)		**(318,024)**	56,790
		542,502	928,575
Subordinated Debt		**100,000**	100,000
Provisions	27	**13,027**	14,043
Current Liabilities	28	**937,214**	950,485
		1,592,743	1,993,103

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

Company Profit and Loss Account for the year ended December 31

(EUR 000's)	Notes	2003	2002
Result from Participations after Taxes		(270,577)	55,118
Other Results	29	(47,447)	1,672
Net Profit / (Loss)		(318,024)	56,790

The Company's financial information has been included in the consolidated accounts. Accordingly article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

Proposed Appropriation of Net Result

(not incorporated in the balance sheet)

(EUR 000's)	2003	2002
7.40 % cumulative preference share dividend	-	2,284
Interim dividend (2002: EUR 0.15 per ordinary share)	-	16,418
Final dividend (2002: EUR 0.18 per ordinary share)	-	19,703
Transfer / (charge) to retained earnings	**(318,024)**	18,385
	(318,024)	56,790

See accompanying notes on pages 39 to 75

Naarden, March 2, 2004

Supervisory Board

Board of Management

1 General

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 89 to 95 of this report.

2 Principal Accounting Policies

a. Functional Currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in Euro.

b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries or other companies that belong to the Group. Subsidiaries are those companies in which the Company owns directly or indirectly more than 50% of the voting rights, or where the Company is in the position to directly or indirectly appoint or dismiss more than 50% of the members of the Board of Management or the Supervisory Board. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operations of the company. All intercompany accounts and transactions between Group companies are eliminated. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's profit after taxes and shareholders' equity.

c. Investments in associated Companies and Joint Ventures

Associated companies are those in which the Group holds an interest, though is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. Under this method the Group's interest in the associate is carried on the balance sheet at its net asset value and the Group's share of the associate's profit or loss before taxes for the year is recognised in the profit and loss account. The related taxation charge is included in the consolidated profit and loss account under "Taxes". Participations in joint ventures are accounted for as associated companies.

d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those ruling at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates ruling on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.

Goodwill and other adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The income statements of foreign entities are translated into Euro at exchange rates approximating those ruling at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

e. Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000, is reported in the balance sheet as an intangible asset and is amortised because of its longevity using the straight-line method over its estimated useful life not exceeding 20 years. Goodwill that arose prior to January 1, 2000, was charged in full to retained earnings.

The carrying amount of goodwill is reviewed annually and written-down where necessary for permanent impairment.

For divestments of entities acquired prior to January 1, 2000, the goodwill previously charged to retained earnings is not included in the gain or loss from the divestment.

Software

Expenditures concerning procured software licenses and the development of software are capitalised as intangible assets and amortised over the period of their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of in-house developed software qualifies for capitalisation. Indirect expenditures, and expenditures for research, implementation, training and data-migration are expensed when incurred.

Interest costs incurred in the construction stage of projects are capitalised.

Trademarks and Tradenames

The value of trademarks and tradenames acquired is capitalised and amortised over the period of their estimated useful lives, not exceeding 10 years.

f. Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value.

Depreciation is calculated on the straight-line method to write off the cost of individual assets to their residual values over their estimated useful life as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware	3 - 7 years
Leasehold improvements	over the term of related lease

Land is not depreciated.

g. Financial Fixed Assets

Subsidiaries, associated companies and joint venture participations are carried at net asset value in the Company accounts.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve.

Participations not belonging to the Group, and over which Hagemeyer can not excercise management control, are carried at cost less a provision for permanent impairment in value, if any. Income derived from these participations is recognised only when dividends are received.

h. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, and includes all costs incurred in bringing the goods to their present location.

i. Provisions

Provisions are made for actual legal or constructive obligations in the ordinary course of business and / or from restructuring or reorganisation, for which the actual obiglation is uncertain, but nevertheless can be reasonably estimated, existing at the balance sheet date arising from past events, which will be settled in the future.

The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policy varies according to local practice and regulations and varies from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations.

Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.

j. Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are recorded using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes. The principal temporary differences arise from depreciation on Buildings, Plant and Machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

k. General

Unless otherwise indicated, assets and liabilities are carried at their nominal value.

l. Net Sales

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts, and after eliminating sales and unrealised profit within the Group.

m. Consolidated Statement of Cash Flow

The consolidated statement of cash flow is prepared using the indirect method.

Balance sheet and profit and loss items are adjusted for changes which have no influence upon receipts and payments during the year. Cash flow relating to extraordinary and exceptional items are disclosed separately.

Cash and cash equivalents in the consolidated statement of cash flows comprise cash in hand, deposits held with banks and investments in money market instruments net of amounts drawn under short-term credit facilities.

n. Change in accounting policies

Exceptional Items

Effective January 1, 2003 exceptional items are reported in separate lines within the Profit and Loss Account, in accordance with the changed guidelines for annual reporting in the Netherlands.

Exceptional items are income or expenses related to normal operating activities, that because of nature, materiality or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof.

Extraordinary Items

Effective January 1, 2003 a more restrictive definition of extraordinary items is applied, in accordance with the changed guidelines for annual reporting in the Netherlands.

Extraordinary items are income or expenses that can clearly be separated from normal operating transactions. As such the occurrence of extraordinary items is unlikely.

Prior year financial statements have been adjusted for comparison reasons.

o. Reclassifications

Certain reclassifications have been made to the prior period financial statements in order to conform to the 2003 classification.

Non-current Assets

3 Intangible Fixed Assets

(EUR 000's)	Goodwill	Software	Trademarks and Tradenames	**Total 2003**	Total 2002
Net book value at January 1	583,309	61,430	7,658	**652,397**	730,004
Intangible fixed assets of divested subsidiaries	(4,018)	(1,887)	-	**(5,905)**	-
Additions	932	5,923	-	**6,855**	24,621
Disposals	(1,193)	(1,938)	-	**(3,131)**	(29)
Amortisation	(33,816)	(9,906)	(904)	**(44,626)**	(39,571)
Transfer from tangible fixed assets	-	14,466	-	**14,466**	-
Effect of movement in foreign exchange rates	(34,764)	(193)	(4)	**(34,961)**	(62,628)
Net book value at December 31	510,450	67,895	6,750	**585,095**	652,397
Cost	613,215	88,770	11,582	**713,567**	746,999
Accumulated amortisation	(102,765)	(20,875)	(4,832)	**(128,472)**	(94,602)
Net book value at December 31	510,450	67,895	6,750	**585,095**	652,397

The amount of interest capitalised within intangible fixed assets at December 31, 2003 is EUR 3.1 million (2002: EUR 3.1 million).

The remaining estimated useful life of the intangible assets is approximately:

Goodwill	16 years
Software	5-6 years
Trademarks and Tradenames	8 years

4 Tangible Fixed Assets

(EUR 000's)	Land and Buildings	Plant and Machinery	Office and Computer Equipment	Other Operating Fixed Assets	**Total 2003**	Total 2002
Net book value at January 1	105,436	62,894	69,436	24,072	**261,838**	328,667
Fixed assets of acquired subsidiaries	-	-	-	-	**-**	553
Fixed assets of divested subsidiaries	(3,554)	(7,675)	(3,113)	(512)	**(14,854)**	(2,721)
Effect of movement in foreign exchange rates	(8,293)	(3,846)	(2,761)	1,088	**(13,812)**	(15,346)
Additions	4,129	9,414	4,687	7,531	**25,761**	75,015
Disposals	(15,826)	(997)	(1,921)	(1,344)	**(20,088)**	(64,183)
Depreciation	(2,551)	(13,131)	(15,775)	(7,797)	**(39,254)**	(60,147)
Reclassifications and transfers to intangible fixed assets	267	(2,754)	(11,031)	(948)	**(14,466)**	-
Net book value at December 31	79,608	43,905	39,522	22,090	**185,125**	261,838
Cost	122,939	120,105	145,742	47,274	**436,060**	598,681
Accumulated depreciation	(43,331)	(76,200)	(106,220)	(25,184)	**(250,935)**	(336,843)
Net book value at December 31	79,608	43,905	39,522	22,090	**185,125**	261,838

The current value of land and buildings has been estimated at EUR 87 million (2002: EUR 117 million), or EUR 7 million above book value.

5 Financial Fixed Assets

(EUR 000's)		2003	2002
Associated Companies			
At January 1		**20,659**	24,103
Effect of movement in foreign exchange rates		**(2,601)**	(2,024)
Add:	investments	**117**	-
	share in net income for the year	**6,970**	3,342
	transfer from / (to) consolidated subsidiaries	**21,721**	(2,335)
Less:	sale of participations	**(9,790)**	(92)
	dividends received / repayment of invested capital	**(1,628)**	(2,335)
At December 31		**35,448**	20,659
Other Investments			
At January 1		**389**	788
Effect of movement in foreign exchange rates		**(15)**	(51)
Add:	investments	**-**	80
Less:	sale of investments	**-**	(25)
	write-down of carrying value	**-**	(403)
At December 31		**374**	389
Other Long-Term Receivables			
At January 1		**24,673**	23,576
Effect of movement in foreign exchange rates		**(2,341)**	(2,732)
Add:	new receivables	**21,678**	4,610
Less:	settlements	**(9,515)**	(781)
	write down of carrying value	**(4,761)**	-
At December 31		**29,734**	24,673
Total Financial Fixed Assets		**65,556**	45,721

Other long-term receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest bearing loans to customers and other long-term receivables or prepayments.

As at December 31, 2003, other long-term receivables includes EUR 20.9 million in respect of the anticipated insurance coverage for Silicosis- and Asbestos claims in the USA (see also note 11). The balance sheet for 2002 includes EUR 5.8 million in respect of Silicosis- and Asbestos insurance coverage, which has been reclassified for comparison reasons.

6 Inventories

(EUR 000's)	2003	2002
Finished goods	**615,422**	817,138
Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of	**55,829**	63,202

7 Trade Receivables

(EUR 000's)	2003	2002
Trade receivables	**836,259**	1,257,646
Trade receivables have been stated net of a provision for doubtful accounts receivable, of	**41,322**	52,896

8 Other Receivables and Prepayments

(EUR 000's)	2003	2002
Other receivables	**30,987**	77,942
Prepayments	**41,776**	59,083
	72,763	137,025

Shareholders' Equity and Liabilities

9 Shareholders' Equity

(EUR 000's)	2003	2002
Shareholders' equity at January 1	**928,575**	999,220
Net profit / (loss) for the year	**(318,024)**	56,790
Exercise of stock dividend option	**-**	29,846
Interim dividend paid for the year	**-**	(16,418)
Dividends on ordinary shares	**(19,702)**	(56,240)
Dividends on cumulative preference shares	**-**	(2,284)
Effect on equity from movement in foreign exchange rates	**(48,347)**	(82,339)
Shareholders' equity at December 31	**542,502**	928,575

The final dividend entitlement for 2002 was EUR 0.33 per share in cash.

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax charge of EUR 3.8 million (2002: tax charge of EUR 10.5 million).

Options to purchase ordinary shares of nominal value EUR 1.20 have been granted to senior executives including the Board of Management and the Executive Committee. During 2003, no share options were exercised. As a result of option holders leaving the employment of the Group, 41,730 options were cancelled. In addition to this 860,975 options expired, without exercise being possible.

Grants of options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all options provide an exercise period of five years.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and a bond offering.

Both the rights offering and the bond offering have been completed in February 2004. Additional information regarding the share capital after completion is included in the section "General Corporate Information" and the pro forma, unaudited, balance sheet on page 78.

The position of the option program at the beginning and end of 2003 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-03	31-12-03	Exercise Price (EUR)	Share price at Date of Grant (EUR)	Expiration Date
1998	4,500	-	30.63	30.63	September 2, 2003
	41,230	-	43.93	43.93	April 22, 2003
1999	63,503	3,333	26.85	26.85	March 5, 2007
	3,344	3,276	26.85	26.85	March 4, 2004
	25,000	17,000	22.10	22.10	September 1, 2007
2000	5,089	4,985	17.47	17.47	February 28, 2005
	174,000	81,000	20.00	17.47	March 11, 2008
	19,014	17,610	17.47	17.47	March 11, 2008
2001	226,000	121,000	20.00	23.90	March 6, 2006
	50,000	50,000	20.00	23.90	April 30, 2004
	25,000	25,000	20.00	23.90	May 31, 2004
	11,802	10,728	23.90	23.90	March 6, 2006
	159,000	20,000	20.00	23.90	March 6, 2009
	8,000	4,000	23.90	23.90	March 6, 2009
2002	83,000	44,000	20.00	23.23	March 5, 2010
	72,850	2,500	23.23	23.23	March 5, 2007
	280,894	164,539	23.23	23.23	March 5, 2010
2003	-	192,215	3.42	3.42	March 11, 2008
	-	431,970	3.42	3.42	March 11, 2011
	1,252,226	1,193,156			

For the stock options held by the members of the Board of Management we refer to note 20 "Remuneration of members of the Board of Management and members of the Supervisory Board 2003".

10 Subordinated Debt

The Group's subordinated debt facility amounting EUR 150 milion bears interest at a floating rate determined by reference to EURIBOR. Amounts drawn under the facility are subordinated obligations of the Company and Hagemeyer Ireland Plc and rank pari passu with any present or future subordinated obligations. The facility would have expired in June 2005.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and rights to subscribe for ordinary shares in connection with a bond offering.

Both the rights offering and the bond offering have been completed in February 2004. At the completion of the rights offering and the bond offering the existing subordinated debt facility has been fully repaid.

11 Provisions

(EUR 000's)	Reorganisation & Restructuring	Deferred Taxes	Pensions	Warranties	Other	**Total 2003**	Total 2002
At January 1	49,619	48,597	38,788	8,874	28,236	174,114	223,526
Provisions of divested subsidiaries	(246)	(1,090)	(11)	(459)	(549)	**(2,355)**	(480)
Acquisitions	-	-	-	-	-	-	2,089
Transfers	(1,008)	2,863	(369)	(8)	2,386	**3,864**	297
Effect of movements in foreign exchange rates	(1,803)	(2,652)	(1,321)	(57)	(2,545)	**(8,378)**	(13,180)
Amounts charged to the profit and loss account	31,862	1,781	1,405	4,844	38,532	**78,424**	35,007
Amounts charged to the movements in foreign exchange rates (shareholders' equity)	-	980	-	-	-	**980**	10,107
Amounts utilised	(27,127)	-	(2,755)	(5,255)	(7,799)	**(42,936)**	(69,065)
Amounts released to the profit and loss account	(10,500)	(30,948)	(513)	(630)	(1,146)	**(43,737)**	(14,187)
At December 31	40,797	19,531	35,224	7,309	57,115	**159,976**	174,114

Approximately EUR 40 million of the provisions will be utilised within one year.

The amount utilised from the restructuring and reorganisation provision during 2003 includes EUR 15 million relating to the restructuring of the PPS division. This covers costs incurred in the course of the reorganisation of the PPS division and includes amounts for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network, non capitalized ERP development and implementation costs, as well as amounts paid for severance.

Amounts utilised during 2003 also include EUR 12 million for costs related to discontinuation or restructuring of non-core activities.

Amounts released to the profit and loss account during the year represent excess provisions which were formed in prior years.

Product Liability Claims – Silicosis and Asbestos

Two of Hagemeyer's subsidiaries in the United States have been named as defendants in approximately 23,000 silicosis-related claims in Mississippi and Texas. The plaintiffs in these cases mostly have been or are working in the energy (notably petrochemical), construction, foundry and manufacturing industries, where sand is either used or is a by-product of sandblasting, drilling and grinding and for the making of moulds and cores in foundry operations. These plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and that a subsidiary of ours distributed respiratory protective products (such as dust masks, respirators and air masks) that were not adequate to prevent plaintiffs from developing such silica-related diseases or silicosis and/or that Hagemeyer's subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of Hagemeyer's subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that the subsidiary failed to give adequate warnings.

The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although one of Hagemeyer's subsidiaries continues to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 2,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos allegedly manufactured or sold by one of Hagemeyer's subsidiaries.

Hagemeyer's costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore the range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the number or size of claims or settlements, the number of financially viable responsible parties, and the potential impact of any pending or future silicosis/asbestos-related litigation.

As at December 31, 2003, Hagemeyer's US subsidiaries have established a provision for these claims of EUR 41.8 million to cover what we recognise as potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The anticipated insurance coverage of EUR 20.9 million is, in accordance with Dutch GAAP, recorded separately as other long-term receivable within financial fixed assets (see also note 5).

The movement in deferred tax assets and liabilities during the year was as follows:

(EUR 000's)	2003	2002
Deferred Tax Assets		
At January 1	**91,129**	80,607
Effect of movements in foreign exchange rates	**(925)**	(1,826)
Acquisitions	**-**	162
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	**(12,567)**	(7,021)
Exceptional profit	**(31,273)**	17,632
Tax assets of divested subsidiaries	**(4,539)**	-
Transfer (to) / from current tax liabilities	**2,887**	1,578
Transfer (to) / from deferred tax liabilities	**-**	(3)
At December 31	**44,712**	91,129
Deferred Tax Liabilities		
At January 1	**(48,597)**	(36,377)
Effect of movements in foreign exchange rates	**2,652**	1,257
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	**28,766**	923
Exceptional profit	**401**	(4,431)
Tax liabilities of divested subsidiaries	**1,090**	-
Charge to movements in foreign exchange rates (shareholders' equity)	**(980)**	(10,107)
Transfer (from) / to current taxes payable	**24**	135
Transfer to / (from) deferred tax assets	**(2,887)**	3
At December 31	**(19,531)**	(48,597)
Net Deferred Tax Asset	**25,181**	42,532

Deferred tax assets and liabilities at December 31 are attributable to the following items:

(EUR 000's)	2003	2002
Deferred Tax Assets		
Reorganisation and restructuring provisions	**767**	17,160
Tax loss carry forwards	**11,358**	40,949
Deductible temporary differences on accounts receivable and inventory provisions	**12,919**	10,602
Other deductible temporary differences	**19,668**	22,418
	44,712	91,129
Deferred Tax Liabilities		
Taxable temporary differences on accounts receivable and inventory valuation	**(3,573)**	(7,593)
Accelerated tax depreciation of fixed assets	**(850)**	(1,455)
Other taxable temporary differences	**(15,108)**	(39,549)
	(19,531)	(48,597)
Net Deferred Tax Asset	**25,181**	42,532

Approximately EUR 12 million of the net deferred tax assets will be utilised within one year.

During 2003, a correction of the deferred tax asset, mainly relating to losses carry forward in the United States and the United Kingdom, resulted in a write down of EUR 30.2 million. As a consequence, the effective tax rate has increased.

12 Long-Term Debt

(EUR 000's)	2003	2002
Guaranteed Long-Term Senior Notes	**193,482**	231,786
Amounts due under long-term credit facilities	**534,794**	489,558
Bank loans	**1,507**	51,852
	729,783	773,196
Less: Amounts repayable within one year	**(729,048)**	(70,039)
	735	703,157

As per August 2003 Hagemeyer has entered into a standstill agreement with its main lenders. The existing facilities under the standstill agreement consist of:

- an EUR 500.0 million multi-currency Syndicated Facility Agreement;
- an EUR 150.0 million Subordinated Loan Facility Agreement;
- $32.4 million of 6.32% Series C Senior Notes due 17 November 2005;
- $211.0 million of Guaranteed Senior Notes;
- approximately EUR 413 million in bilateral bank facilities between certain of the lenders and various of our subsidiaries all guaranteed by Hagemeyer N.V., of which approximately EUR 31 million in indebtedness is not subject to the standstill agreement.

On average we paid 5.1% interest on our net debt during the first half of 2003. Because of the standstill agreement this percentage was effectively increased to 7.2% for the second half of the year.

Bank guarantees, purchase card facilities, letters of credit and certain contingent liabilities are not included in the amount of outstanding debt reflected in the annual accounts.

With the succesfull completion of the rights issue an existing contingent liability has materialised in February 2004. Due to repayment in cash to certain existing noteholders, make-whole payments had to be made at a total of EUR 12 million.

With the completion of the rights offering and the bond offering the Company's main long-term debt facilities have been replaced by new financing facilities. Consequentially all amounts due under the excisting long-term facilities are classified as short-term debt.

13 Trade Payables and Other Current Liabilities

(EUR 000's)	2003	2002
Trade creditors	**528,551**	774,863
Corporate taxes	**58,763**	74,226
Other taxes and social security	**14,641**	21,230
Pension premiums	**1,302**	16,779
Other creditors	**60,596**	72,579
Accrued liabilities	**111,622**	156,482
	775,475	1,116,159

Interest Rates

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. As at December 31, 2003, Hagemeyer had outstanding interest rate swaps with notional amounts totalling EUR 106.8 million. The table below shows the term and the currencies of the interest rate swaps. Hagemeyer generally enters into interest rate swaps with a long-term view to achieving a certain mix between its fixed and floating debt. Hagemeyer's policy is to maintain a minimum portion of fixed debt of 25%. At the end of December 2003 approximately 30% of its net debt had an interest term greater than 1 year.

Under all of the outstanding interest rate swaps, Hagemeyer pays a fixed interest rate and receives a floating interest rate. The market value of the interest rate swaps as at December 31, 2003 was EUR 0.3 million.

As at December 31, 2003, Hagemeyer does not have other interest rate derivatives outstanding.

(EUR 000's)	**Outstanding per**	**Amount of maturing swaps per period**				
Currency	**Dec 31, 2003**	**2004**	**2005**	**2006**	**2007**	**2008**
£	56,754	-	-	-	-	56,754
EUR	50,000	-	-	-	-	50,000
Total	**106,754**	**-**	**-**	**-**	**-**	**106,754**

Foreign Exchange and Other Market Risk

Operating in international markets involves exposures to movements in currency exchange rates. As Hagemeyer's reporting currency is the euro, any movements in foreign currency exchange rates against the euro can have an impact on its results. For 2003, the sales are mainly generated in the following countries: 28.0% in EMU countries, 20.6% in North America, 14.6% in the United Kingdom, 14.5% in Australia and 7.3% in Sweden. Taking into account the disposal of Tech Pacific and the termination of the licence agreement with PUMA AG in the first half of 2003, the pro-forma turnover shares of those countries were 31.2% in EMU countries, 23.5% in North America, 16.5% in the United Kingdom, 11.5% in Australia and 8.1% in Sweden.

Hagemeyer seeks to reduce earnings volatility due to foreign currency exchange rate movements principally through the use of forward exchange contracts to cover part or all of the exchange rate cost related to imported merchandise and, in certain instances the dividend flow from subsidiaries (transaction exposures).

Hagemeyer does not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating international operating profit into the euro include the US dollar, British pound, Australian dollar and Swedish crown.

In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of the overseas operations. As at December 31, 2003, Hagemeyer's net debt was mainly denominated in the US dollar (27.7%), British pound (30.2%), Australian dollar (17.2%) and the euro (18.9%).

Hagemeyer uses currency swaps to effectively modify the currency of debt. The currency swaps are used with the objective of reducing the overall borrowing costs. All of Hagmeyer's currency swaps have a rollover term which is shorter than 1 month. The market value of the currency swaps as at December 31, 2003 was EUR 0.8 million.

Credit Concentrations

The Group continually monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its treasury transactions and does not anticipate non-performance by the counterparties. The Group enters into treasury transactions only with financial institutions which are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals and other financial instruments mentioned under "Interest Rate Risk Management" above.

The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2003, due to the wide variety of customers and markets into which the Group's products are sold.

Other Commitments and Contingencies

The total of rent and lease commitments at December 31, amounted to:

(EUR millions)	2003	2002
Due within 1 year	**125**	136
Due within 1 to 5 years	**283**	349
Due after 5 years	**182**	241
	590	726

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

Other commitments and contingent liabilities consisting of bank guarantees, including the guarantee of the Long-Term Senior Notes and Private Placement referred to in Note 12, taxes including fiscal unity and other claims were consistent with normal business practice and the Group's financial position.

During 2000 the Group disposed of its investment in the Freetime group of companies. As part of this transaction the Company guaranteed certain funding obligations of the purchaser and the Freetime group.

As at December 31, 2003 the Group had letters of credit outstanding, representing a value of EUR 83.2 million.

Litigation

As would be expected of a large company with operations in numerous jurisdictions, Hagemeyer is regularly involved in lawsuits, claims, investigations and proceedings, either as claimant, defendant or target, in the ordinary course of its business.

After taking appropriate legal advice, Hagemeyer has established at group-level provisions in an aggregate amount of EUR 70 million in respect of these claims, of which EUR 41.8 million relates to Silicosis and Asbestos claims (see note 11). Unless indicated, Hagemeyer has no insurance coverage in respect to these claims. The most significant claims are discussed below.

Litigation Regarding Bankruptcy of Ceteco

Since 1995 Hagemeyer has held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, presently estimated by the receivers at EUR 209 million.

This claim is based on the allegation that the non-executive directors improperly supervised the executive directors while they mismanaged Ceteco, leading to its demise. The basis of the alleged liability is that three of these non-executive directors were members of Hagemeyer's Board of Management during the period of the alleged mismanagement.

In addition, and alternatively, the receivers allege that Hagemeyer, as a majority shareholder of Ceteco, breached a duty of care it owed to Ceteco and its creditors by, among other things, failing to intervene in time to prevent mismanagement at Ceteco.

The damages in this tort claim are based on the loss suffered by Ceteco in certain countries and are estimated by the receivers at EUR 190 million. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim.

One of Ceteco's creditors, Dresdner Bank Lateinamerika AG, claims damages from Hagemeyer of EUR 14.5 million based on tort and alleging that Hagemeyer breached a duty of care to Dresdner Bank by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank has not commenced any formal court proceedings yet.

Hagemeyer believes that it has sound legal grounds to defeat all of these claims.

CEF Holdings Ltd vs. Bernard

One of Hagemeyer's competitors, CEF Holdings Ltd, started a new wholesale business in electrical materials in 1989 in the Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, among others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of Hagemeyer's Dutch subsidiaries. In March 1991 CEF Holdings lodged a complaint with the European Commission against, among others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of NLG 200 million (approximately EUR 90.7 million) exclusive of interest and costs, on the same factual basis.

In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance.
On December 16, 2003 the appeal was denied against which decision FEG and Technische Unie have titled an appeal with the EC Court of Justice. Pending the outcome of this appeal, the proceedings before the Rotterdam district court initiated by CEF against FEG and Technische Unie were suspended. CEF has requested the suspension be lifted. The legal proceedings before this court between Bernard and CEF were not suspended. In May 2003 oral pleadings took place. In part based on the fact that the Commission did not rule against Bernard, Hagemeyer believes it has sound legal grounds to defeat this claim. A final verdict is not expected before July 2004.

Belgian Tax Authorities vs. Manudax Belgium

Manudax Belgium N.V., one of Hagemeyer's Belgian subsidiaries, entered into voluntary liquidation on November 27, 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these assessments, including interest and penalties, is equal to EUR 105.2 million. All assessments are being contested by Manudax Belgium.

15 Segment Information

The Group has in previous years been organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). On June 13, 2003 the sale of Tech Pacific was announced, wich resulted in the deconsolidation of the ITPS activities as from June 2003. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) is, since then, accounted for under Results of Associated Companies. All other activities comprising agency businesses in the Netherlands and Asia-Pacific, and consumer electronics in the United States of America are grouped under Agencies/Consumer Electronics.

There are no sales or other operating transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible fixed assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment, software and goodwill arising on acquisitions.

Segment Results	PPS		ACE		Corporate		Group excl. ITPS		Discontinued Operation ITPS		Total Group	
(EUR millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales	5,061.9	5,876.2	598.7	819.9	-	0.1	5,660.6	6,696.2	677.2	1,647.3	6,337.8	8,343.5
EBITA before exceptional items	(42.7)	146.9	48.0	66.3	(27.3)	(35.8)	(22.0)	177.4	12.7	31.2	(9.3)	208.6
Exceptional items	(173.4)	(27.9)	4.5	(6.3)	(9.4)	(0.8)	(178.3)	(35.0)	50.5	(3.3)	(127.8)	(38.3)
Amortisation of goodwill	(33.5)	(34.4)	(0.3)	(0.3)	-	-	(33.8)	(34.7)	-	(0.1)	(33.8)	(34.8)
Operating profit / (loss)	(249.6)	84.6	52.2	59.7	(36.7)	(36.6)	(234.1)	107.7	63.2	27.8	(170.9)	135.5
Share in pre-tax results of associated companies	1.0	0.7	5.2	3.0	-	-	6.2	3.7	3.2	0.1	9.4	3.8
Financial expense - net							(119.0)	(51.4)	(3.0)	(11.6)	(122.0)	(63.0)
Profit / (loss) before taxes							(346.9)	60.0	63.4	16.3	(283.5)	76.3
Taxes							(21.0)	(16.1)	(14.0)	(3.4)	(35.0)	(19.5)
Minority interest							0.5	-	-	-	0.5	-
Net profit / (loss)							(367.4)	43.9	49.4	12.9	(318.0)	56.8
Segment Assets and Liabilities												
Segment assets	2,092.3	2,577.8	179.9	257.0		-	2,272.2	2,834.8	4.9	272.5	2,277.1	3,107.3
Associates	4.4	4.5	8.0	7.0		-	12.4	11.5	23.0	9.1	35.4	20.6
Unallocated assets											291.0	180.0
Consolidated total assets											2,603.5	3,307.9
Segment liabilities	642.5	767.9	52.4	86.1	22.0	25.6	716.9	897.6	0.1	165.0	717.0	1,044.6
Unallocated liabilities											1,344.0	1,334.7
Consolidated total liabilities											2,061.0	2,379.3
Other Segment Information												
Additions in tangible fixed and intangible fixed assets	27.4	87.4	5.0	10.7	-	-	32.4	98.1	0.2	1.5	32.6	99.6
Depreciation and amortisation	75.8	84.5	6.5	7.7	-	-	82.3	92.2	1.5	4.0	83.8	99.7

The Group operates in five main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products, and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

Other European countries - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

The Americas - the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services. The Group also markets and distributes consumer electronics under proprietary brands.

Australia (including New Zealand) - the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses of consumer products.

Other Asia-Pacific - the main areas of operation are the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods and services. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

(EUR millions)		Sales	Assets	Additions to tangible fixed and intangible fixed assets	Average number of employees
Netherlands	2003	324.5	126.8	8.4	872
	2002	423.0	170.5	20.1	1,131
Other Europe	2003	3,164.1	1,198.3	10.0	11,218
	2002	3,607.0	1,499.5	43.7	11,907
Americas	2003	1,390.7	565.1	8.6	5,712
	2002	1,696.3	744.0	23.4	5,745
Australia	2003	920.0	346.5	4.6	2,063
	2002	1,268.2	481.3	9.7	2,358
Other Asia-Pacific	2003	538.5	40.4	1.0	1,053
	2002	1,349.0	212.0	2.7	1,888
Total	2003	6,337.8	2,277.1	32.6	20,918
	2002	8,343.5	3,107.3	99.6	23,029

16 Operating Expenses

(EUR 000's)	2003	2002
Selling expenses	**708,904**	828,562
Shipping and warehousing expenses	**359,774**	395,329
Administrative expenses	**304,669**	292,221
	1,373,347	1,516,112
Staff expenses included in operating expenses:		
Salaries and wages	**666,146**	758,672
Pension premiums	**28,046**	28,835
Other social security premiums	**71,192**	94,948
	765,384	882,455

The average number of employees during 2003 was 20,918 (2002: 23,029). The number of permanent employees at December 31, 2003 was 17,944 (2002: 21,445).

Depreciation / amortisation:		
Goodwill	**33,816**	34,848
Other intangible fixed assets	**10,810**	4,724
Tangible fixed assets	**39,254**	60,147
	83,880	99,719

17 Other Operating Income - net

Other operating income, net of expenses, consists of commissions from insurance, rent received and simular income.

18 Financial Expense - net

(EUR 000's)	2003	2002
Financial Income:		
Interest income	**5,737**	4,791
Income from other investments	**163**	101
Foreign exchange differences - net	**1,946**	3,514
	7,846	8,406
Financial Expenses:		
Interest and similar charges	**(84,785)**	(70,996)
Write-down of carrying value other investments	**-**	(400)
Other financial expenses	**(45,025)**	-
	(121,964)	(62,990)

Other financial expenses 2003 mainly consist of EUR 45 million in respect of standstill and advisory costs related to the refinancing of the Group.

19 Taxes

(EUR 000's)	2003	2002
The Group's tax expense consists of the following:		
Current taxes	**(18,553)**	(26,074)
Deferred taxes (see note 11)	**(14,673)**	7,103
Share of taxes of associates	**(1,807)**	(529)
	(35,033)	(19,500)

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

	2003	2002
Expected tax rate	**37.4 %**	17.0 %
Tax losses not recognised during the year	**(51.8) %**	11.8 %
Utilisation of tax losses	**2.0 %**	(0.7) %
Items not deductible for tax purposes	**(4.7) %**	1.7 %
Other	**4.7 %**	(6.4) %
Effective tax rate	**(12.4) %**	23.4 %

At December 31, 2003 the Group had consolidated tax losses of EUR 622 million (2002: EUR 355 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of EUR 34 million (2002: EUR 135 million) of this loss carry forward. Of the total amount of tax losses available EUR 441 million may be carried forward indefinitely. A correction of the deferred tax asset during 2003, at the amount of EUR 30.2 million, has had a significant negative impact on the effective tax rate for the year 2003.
Deferred tax assets have been recognised on the basis of anticipated taxable profits, applying a horizon of 3 years maximum, and considering limitations on the use of the related tax losses in the applicable jurisdictions.

20 Remuneration of Members of the Board of Management and Supervisory Board 2003

Supervisory Board

The remuneration of the members of the Supervisory Board in 2003 was as follows:

(EUR)	Gross per year[1]
P.J. Kalff (Chairman)	42,000
D.G. Eustace (Vice-Chairman)	38,500
T.Y. Yasuda	35,000
W.F.Th. Corpeleijn	35,000

1 Base yearly remuneration for members of our Supervisory Board includes a committee fee of EUR 7,000 on an annual basis, effective as at 1 January 2003 for all members of our Supervisory Board who serve on the Remuneration or Audit Committees.

The remuneration is determined by the Annual General Meeting of Shareholders (AGM) in accordance with article 28 of the statutes of Hagemeyer N.V.. The Supervisory Board takes the initiative to propose an adjustment of the remuneration to the AGM, if this should be thought appropriate. Besides the remuneration described above, the members of the Supervisory Board receive a fixed allowance for business expenses not otherwise reimbursed. This allowance is EUR 250 per person per month. The members of the Supervisory Board do not receive variable remuneration.

Board of Management

General

The remuneration of the members of the Board of Management is determined by the Supervisory Board, following the proposal of its Compensation Committee. The Compensation Committee consists of Mr P.J. Kalff (Chairman) and Mr W.F.Th. Corpeleijn. The Chairman of the Board of Management may attend the meeting of the Compensation Committee.

Every year the Compensation Committee assesses whether or not any adjustment of the terms of employment is appropriate. Its decision takes into account the fact that the terms of employment should be competitive compared to internationally operating companies based in the Netherlands. In this respect the Committee particularly looks at companies that are similar in size and complexity to Hagemeyer.

The policy is to link a considerable part of the remuneration to the results of the company.

The remuneration of the members of the Board of Management consists of the following elements:

Periodically paid remuneration

(EUR)	Office	Gross basic salary Per year
R. ter Haar	Chairman	628,881
J.S.T. Tiemstra	Member	475,000[2]

2 This figure represents the base annual salary effective as at 1 July 2003 (base salary from 1 January 2003 to 30 June 2003 was EUR 431,092 on an annual basis). Mr. Tiemstra has been a member of our Management Board since April 2003.

The basic salary was increased as of 1 January 2003 by the relevant inflation figure only being 3.2% in the Netherlands.

Besides the remuneration described above, the members of the Board of Management receive a fixed allowance of EUR 570 per person per month for business expenses not otherwise reimbursed.

The members of the Board of Management are entitled to a company car. Furthermore, the members of the Board of Management receive a contribution to the premium for the collective health insurance as well as to telephone costs, and they participate in other customary schemes such as disability insurance.

The key elements of the remuneration of Mr R.W.A. de Becker, who will be proposed to be appointed a member of the Board of Management in the position of Chairman in the AGM 2004, will be provided in the Agenda for the AGM 2004.

The key elements of the remuneration of Mr W. Pot, who has been appointed member of the Board of Management on the Extraordinary Shareholders Meeting on January 9, 2004, are as follows:

(EUR)	
Signing Bonus	250,000
Salary	300,000 for the period January – June 2004
Contingent Bonus (range)	150,000 – 450,000

Under the terms of his employment contract, Mr Pot will not qualify for any other benefits and compensation programs.

Remuneration payable in the long term

The members of the Board of Management participate in a pension scheme. The costs of this pension scheme were as follows:

(EUR)	Pension costs 2003
R. ter Haar	400,954
J.S.T. Tiemstra	153,393

The premium holiday from payments to the company's pension fund was not enjoyed in 2003.

Bonus schemes

Annual bonus ("Short Term Incentive")

On the basis of the Short Term Incentive ("STI") scheme, an annual bonus may be payable dependent on achieving certain goals defined in advance. The STI bonus may amount up to 80% of the fixed annual salary and is partly dependent on company results, partly on operational goals defined in advance by the Compensation Committee and partly on the personal performance of the board member. The bonuses for the year 2002, which are paid in 2003, were as follows:

(EUR)	Bonus for 2002 (paid in 2003)
R. ter Haar	152,345
J.S.T. Tiemstra	71,849

The 2002 bonuses were related to targets linked to the growth of Hagemeyer's cash earnings per share, as well as personal targets for managers' individual areas of responsibility. The financial targets were not achieved in 2002. The EUR 152,345 bonus for Mr Ter Haar was a discretionary bonus of 25% of his annual base salary in recognition of his significant personal contribution. The EUR 71,849 bonus for Mr Tiemstra was in line with contractual commitments for his first year of employment.

Three-year bonus ("Long Term Incentive")

In 2001, in line with the scheme for senior management of operating companies, a Long Term Incentive (LTI) bonus scheme was introduced for members of the Board of Management. The LTI is a bonus scheme in which a bonus is awarded after every period of 3 years, as long as the member concerned is still in the employment of the company. For the period 2001 up to and including 2003, there is a transitional arrangement. Since 1 January 2002, the LTI has been based on the achievement of previously defined goals regarding return on invested capital.

The target LTI bonus for Members of the Board of Management is 30% of the fixed annual salary. Outstanding performance of the target may lead to a higher bonus, which can rise to a maximum of four times the target bonus in the event of exceptional performance. During 2003, the targets for achievement of the LTI bonus were not realised and as such no LTI bonusses were paid.

Performance Share Plan

Effective 1 January 2003 the Performance Share Plan was introduced to establish that members of the Board of Management build up a substantial ownership of Hagemeyer shares. The entire net remainder of any LTI bonus, as well as a sum equal to at least half of any yield from exercising options granted after 2002 (after tax) should be invested in Hagemeyer shares. These shares may not be sold during the period of employment; this is only allowed when a member retires or resigns from the company. A premium will be allocated if the shares are retained for at least two years. This premium amounts to 50% for each period of two years that the shares are retained. This premium is to be invested in Hagemeyer shares. These latter shares do not qualify for furture premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

Option schemes

The members of the Board of Management participate in the option programme for senior management at Hagemeyer.
All the option agreements contain provisions that prevent options being exercised in the first three years, and in principle the options are cancelled upon termination of employment, except in the event of retirement at the normal retirement age. When exercising options which are granted after 2002, a sum equal to at least half of the option yield (after tax) should be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

For members of the Board of Management and for selected members of other senior staff, the Supervisory Board has confirmed its intention to decide that, upon a change in control, outstanding options become immediately exercisable.

Hedging the option exposure

The current policy of Hagemeyer is not to hedge any exposure arising from personnel options granted. Until now, when options were exercised, Hagemeyer acquired its own shares by means of a loan transaction in order to be able to fulfil its obligations to the option holders. For future exercising of options, Hagemeyer is considering to issue new shares, subject to obtaining approval of the shareholders.

2003 Option grants to members of the Board of Management:

	Outstanding options (as at 1 Jan 2003)	Options granted in 2003	Exercise price of 2003 options (in EUR)	Expiry date of 2003 options	Exercise prices of outstanding options (in EUR)	Total outstanding options (as at 31 Dec 2003)
R. ter Haar	245,000	70,000	3.42	31-Dec-03	3.42-26.85	0[1]
J.S.T. Tiemstra	–	50,000	3.42	11-Mar-08	3.42	50,000

1 Mr Ter Haar's options expiration date was set at 31 December 2003, as part of his settlement agreement, discussed below.

The total costs of the remuneration of the Board of Management amounted to EUR 1,675,000 (2002: EUR 2,302,000) in 2003. The costs for the year 2002 included the costs for Mr Riddell and Mr Pickles, they were both members of the Board of Management for a part of the year.

Loans

None of the members of the Supervisory Board or Board of Management have been granted a loan.

Shareholding

None of the members of the Supervisory Board own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., except for Mr T.Y. Yasuda. As per December 31, 2003 he owned 14,318 shares in Hagemeyer.

None of the members of the Board of Management own shares or depositary receipts for shares in Hagemeyer N.V..

Change of control severance payments

Severance payments to the Board of Management will be triggered if:

i) the company discontinues their employment following a takeover, merger, or any event in which there is a change of control of Hagemeyer. For purposes of these payments, a "change of control" is any material change in the ownership or control of our outstanding shares;

ii) the Member of the Board of Management terminates his employment within one year after a material alteration of our organization which results in a material alteration of his respective powers or responsibilities; or

iii) within one year after a takeover, merger, or any event in which there is a change of control, the Member of the Board of Management terminates his employment due to, in his view, a material difference of opinion with the new Management Board or Supervisory Board, or due to a material alteration in his powers or responsibilities, or due to a change in the location of our headquarters.

In any of the above cases, Mr Ter Haar was entitled to a change of control severance payment, apart from the usual payment of salary, equal to three times his total yearly remuneration. In 2003 a termination agreement has been made with Mr Ter Haar whereby his employment contract will end effective June 30, 2004.

In any of the above cases, Mr Tiemstra is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times his total yearly remuneration.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the gross yearly salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum short-term incentive bonus, and (iv) 25% of the target long-term incentive bonus of the relevant year together with the balance of any remaining long-term incentive bonus.

Any such change of control severance payment will be payable in three parts. The company will pay the first third of the total severance payment unconditionally on the date of termination. The company will pay the second and the final of the total change of control severance payments six and nine months after termination, respectively, provided that at the time of the relevant payment the Member of the Board of Management has not accepted another position with a base salary equal to or higher than 75% of the base salary Hagemeyer paid at the moment of termination.

If the employment is not terminated before 1 April 2006, the change of control severance payment agreement will expire and a new change of control severance payment will need to be agreed upon.

We have agreed with Mr Ter Haar to a 50% reduction of his severance payment. The Company has made a provision of EUR 1.2 million payable in three installments during a period of 15 months following termination. The first payment of EUR 400,000 is unconditional and will be paid on 1 July 2004. Subsequent payments of EUR 400,000 will be paid on 1 January 2005 and 1 April 2005 if Mr Ter Haar has not found a new suitable position elsewhere by the relevant date. Furthermore, Mr Ter Haar's three-year continuation of pension accrual will remain in place.

21 Net Exceptional (Expense) / Income before Taxes

(EUR 000's)	2003	2002
Sagittarius Pension Fund	**4,721**	3,520
Restructuring charge - Global headcount reduction	**(27,659)**	(10,748)
Restructuring charge - PPS	**(117,468)**	(78,090)
Restructuring charge - ITPS	**-**	(3,024)
Regulatory and risk management	**(20,075)**	-
Prior years accounting adjustments	**(12,539)**	-
Result on sale of subsidiaries, participations and investments	**41,673**	(1,446)
Other exceptional items	**5,306**	51,520
Net Exceptional (Expense) / Income before Taxes	**(126,041)**	(38,268)

Sagittarius Pension Fund

During the first half of 2000, the Trustees of Stichting Pensioenfonds Sagittarius in the Netherlands decided to reimburse a part of that pension fund's surplus to its members and the fund sponsor, Hagemeyer N.V.. The third, and final, instalment of EUR 17.0 million was received in the first half of 2002.

The fall in equity markets during 2002 has resulted in a funding level below 110% in the Dutch Sagittarius pension fund at the end of the year. In accordance with the agreement with the pension fund Hagemeyer had provided for a contribution of EUR 13.5 million. A final charge of EUR 8.8 million has been determined and paid in 2003, consequently EUR 4.7 million of the provision was released in 2003.

Restructuring charge - Global headcount reduction

In response to further deteriorating economic conditions during 2003, the Group undertook a series of additional cost reduction initiatives, including programs for further headcount reduction. The costs of the headcount reduction programs have been charged to exceptional items in 2003, as far as there is a constructive obligation. The total related charge amounts to EUR 27.7 million.

Restructuring charge - PPS

Over the past four years Hagemeyer has made a number of important steps in the implementation of its strategy for PPS. Virtually all of our PPS operating units have completed the integration and alignment of their sales forces by customer segments. In logistics the regional distribution centre concept is operational in the United Kingdom, North America, Central Europe and the Nordics. Building on the experience gained from the implementation of the ERP systems in the United Kingdom and Ireland, Hagemeyer has successfully completed the roll-out of a newer version of its ERP systems in Australia. Expenditures relating to these strategic initiatives are charged to exceptional items in the profit and loss account, or to provisions formed in prior years. The total amount charged to the profit and loss account as exceptional item in 2003 is EUR 117.5 million. This charge consists of:

EUR 35.5 million	Exceptional items related to the centralisation of warehouses (including consultancy fees, systems improvements, double running costs, excess temporary labour, transitional disruption, stock rationalisation, stock valuation adjustments and other related costs).
EUR 24.9 million	Exceptional items related to business disruption (including excessive customer credit notes, excess temporary labour, non-recoverable receivables and other related costs).
EUR 24.4 million	Exceptional items related to the development and implementation of Hagemeyer's ERP systems (including development and modifications, testing, training, data migration, data cleansing, project management, consulting fees, excess temporary staff, fixes and system stabilisation, roll-out costs, write off fixed assets and other related costs).
EUR 13.6 million	Exceptional items related to restructuring of the branch network (including vacant leases, termination of leases, book gains and losses on fixed assets, consultancy fees, systems improvements, close down costs and other related costs).
EUR 8.6 million	Exceptional items related to improvement of existing legacy systems (including project management, consultancy fees, IT outsourcing, double running costs and other related costs).

EUR 5.4 million	Exceptional items related to revaluation adjustments caused by lacking or corrupt data (including revaluations of stock and goods received not invoiced).
EUR 5.1 million	Exceptional items related to the implementation of shared service centres (including consultancy fees, systems improvements, double running costs, excess temporary labour, harmonisation of accounting practices and other related costs).

Result on sale of subsidiaries, participations and investments

During 2003 Hagemeyer disposed 68.5% of its shares in Tech Pacific, resulting in exceptional income of EUR 43.6 million. The divestment in 2003 of Stokvis Tapes Group resulted in exceptional income of EUR 12.6 million, while the disposal of Hagemeyer's share in Pluz, in combination with some minor divestments, led to an exceptional loss of EUR 14.5 million. The total exceptional gain on disposals in 2003 amounts to EUR 41.7 million.

Regulatory and risk management

During 2003 Hagemeyer has incurred exceptional losses of EUR 20.1 million for regulatory and risk management related costs. Of these costs EUR 19.1 million related to the provision for silicosis and asbestos claims in North America.

Prior years accounting adjustments

During 2003 an exceptional loss was recorded of EUR 12.5 million related to prior years accounting adjustments, mainly relating to revaluation of assets in the opening balance sheet of 2003.

Other exceptional items

During 2003 various other exceptional items were recorded, resulting in a profit of EUR 5.4 million. The main items included a write off of aged debit notes to suppliers and closure of the German Retail business, offset by release of central provisions for restructuring and legal claims that were no longer required.The exceptional gain in 2002 mainly relates to book profits in respect of sales of fixed assets.

Segmental split

Total exceptional items can be split as follows:

(EUR millions)	
PPS UK	(61.6)
PPS NA	(72.9)
PPS Germany	(30.6)
Other PPS	(8.3)
Total PPS	(173.4)
Total ACE	6.3
Total ITPS	50.5
Corporate	(9.4)
Total exceptional items	(126.0)

Operational and administrative problems related to the implementation of Hagemeyer's new ERP system in August 2002 in the UK, caused a serious disruption in financial reporting. Due to these problems a degree of estimation was required in allocating certain items between *gross profit* and *exeptional items*, as well as between *business disruption* and *prior years adjustments* within exceptional items, as included in the UK's result from operations for 2003.

Non-current Assets

22 Intangible Fixed Assets

(EUR 000's)	2003	2002
Software		
Net book value at January 1	45,686	36,053
Additions	2,910	9,633
Transfer to subsidiaries	(11,200)	-
Depreciation	(16)	-
Net book value at December 31	37,380	45,686
Cost	37,396	45,686
Accumulated amortisation	(16)	-
Net book value at December 31	37,380	45,686
Goodwill		
Net book value at January 1	8,857	8,889
Effect of movements in foreign exchange rates	(1,432)	(1,498)
Additions	-	1,909
Amortisation	(416)	(443)
Net book value at December 31	7,009	8,857
Cost	8,490	9,922
Accumulated amortisation	(1,481)	(1,065)
Net book value at December 31	7,009	8,857
Intangible Fixed Assets	44,389	54,543

23 Tangible Fixed Assets

(EUR 000's)	2003	2002
Net book value at January 1	1,581	1,482
Additions	644	1,038
Depreciation	(953)	(847)
Disposals	-	(92)
Net book value at December 31	1,272	1,581
Net Cost	4,515	3,871
Accumulated depreciation	(3,243)	(2,290)
Net book value at December 31	1,272	1,581

24 Financial Fixed Assets

(EUR 000's)	2003	2002
Subsidiaries		
At January 1	**866,285**	786,010
Effect of movements in foreign exchange rates	**(34,131)**	(49,983)
Add: investments, including conversion of loans	**760**	386,399
share in results for the year	**(270,598)**	55,039
disposals / discontinuance	**(16,165)**	(218,374)
Less: dividends received	**(28,202)**	(92,806)
At December 31	**517,949**	866,285
Associated Companies		
At January 1	**7,129**	8,839
Effect of movements in foreign exchange rates	**(351)**	(850)
Add: share in results for the year	**21**	79
Less: sale of participations	**(740)**	(99)
dividends received / repayment of invested capital	**-**	(840)
At December 31	**6,059**	7,129
Loans to Subsidiaries		
At January 1	**1,001,491**	1,021,062
Effect of movements in foreign exchange rates	**(28,372)**	(55,292)
Add: additional loans	**181,684**	471,989
Less: settlements	**(236,400)**	(436,268)
At December 31	**918,403**	1,001,491
Other Receivables		
At January 1	**7,961**	-
Add: new receivables	**-**	7,961
Less: settlements	**(7,761)**	-
At December 31	**200**	7,961
Total Financial Fixed Assets	**1,442,611**	1,882,866

Current Assets

25 Receivables

(EUR 000's)	2003	2002
Receivables from subsidiaries	**36,643**	14,069
Other receivables	**8,957**	34,200
Prepayments	**1,925**	5,822
	47,525	54,091

Shareholders' Equity, Provisions and Liabilities

26 Shareholders' Equity

(EUR 000's)	2003	2002
Authorised Capital		
Ordinary shares	**480,000**	480,000
Cumulative preference shares	**120,000**	120,000
	600,000	600,000
Paid up and called up ordinary Share Capital		
At January 1	**131,351**	129,785
Stock dividend	**-**	1,566
At December 31	**131,351**	131,351
Paid up and called up cumulative preference Share Capital		
At January 1	**30,864**	30,864
At December 31	**30,864**	30,864

(EUR 000's)	2003	2002
Share Capital	**162,215**	162,215
Share Premium		
At January 1	**62,118**	63,684
Less: stock dividend	-	(1,566)
At December 31	**62,118**	62,118
Cumulative Translation Reserve		
At January 1	**(35,116)**	47,223
Effect of movements in foreign exchange rates	**(48,347)**	(82,339)
At December 31	**(83,463)**	(35,116)
Retained Earnings		
At January 1	**739,358**	727,664
Net effect of stock and other prior year dividends	**(19,702)**	(26,394)
Interim dividend paid	-	(16,418)
Dividends on cumulative preference shares	-	(2,284)
At December 31	**719,656**	682,568
Net profit / (loss) for the year	**(318,024)**	56,790
Shareholders' Equity	**542,502**	928,575

Refer to Note 9 and 'Other Data' for further details.

The Company's share capital is denominated in Euro. The authorised share capital amounts to EUR 600,000,000 divided into 400,000,000 ordinary shares with a nominal value of EUR 1.20 each and 100,000,000 cumulative preference shares with a nominal value of EUR 1.20 each.
Under existing tax legislation, all of the share premium account is distributable in shares free of Dutch income taxes.

27 Provisions

(EUR 000's)	2003	2002
Reorganisation and restructuring	**267**	5,290
Other	**12,760**	8,753
	13,027	14,043

Other provisions include mainly provisions for legal claims.

28 Current Liabilities

(EUR 000's)	2003	2002
Payables to subsidiaries	**630,671**	672,873
Amounts due under short-term credit facilities	**232,941**	181,031
Taxes and social security	**57,618**	71,693
Other creditors	**152**	17,701
Accrued liabilities	**15,832**	7,187
	937,214	950,485

29 Other Results

The other results mainly consist of the balance of the unrecovered stewardship expenses, interest income and the standstill and advisory costs related to the refinancing of the Group.

30 Post Balance Sheet Date Events

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a EUR 460 million rights offering and a EUR 150 million bond offering.

In addition the extraordinary meeting of shareholders adopted a resolution to converse the current EUR 31 million outstanding cumulative preference shares into ordinary shares.

The rights offering, bond offering and the conversion of preference shares have all been completed on February 5, 2004.

As a result the existing facilities have been restructured and replaced on February 5, 2004 by the following:

- a EUR 150.0 million Term Loan Facility, with an interest rate of 500 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche will carry a fixed interest rate of 500 basis points over the 4-year US treasury rate and the applicable mid-swap spread, and which is repayable in two tranches: EUR 50 million repayable on the third anniversary of the Closing Date; and EUR 100 million repayable on the fourth anniversary of the Closing Date;
- a EUR 650.0 million Revolving Loan Facility, with an interest rate of 300 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche of this facility will carry a fixed interest rate of 300 basis points over the 3-year US treasury rate and the applicable mid-swap spread), and with a maturity date of January 15, 2007; and
- a EUR 105.0 million Letter of Credit Facility, with a commitment fee of 2% for trade related letters of credit, non trade related letters of credit 3% and a maturity date of January 15, 2007.

Outstanding indebtedness of approximately EUR 31.0 million, which is guaranteed by Hagemeyer N.V. and not subject to the standstill agreement, has remained in place.

In connection with the new facilities, security has been granted over shares of all of Hagemeyer's material group companies, all of Hagemeyer's material intercompany loans and bank accounts as well as pledges over inventory, trade receivables and certain other assets of the group in the United States.

Each of the new facilities is subject to cross-guarantees by certain members of the group and will be guaranteed by Hagemeyer N.V..

The new facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the new facilities, cancel all commitments and to take all other actions permitted to be taken by a secured creditor.

The new facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and investments. In addition, Hagemeyer has undertaken to comply with the following as long as our obligations under the new facilities are outstanding:

- Hagemeyer will have to meet a Net Senior Debt to EBITDA (before exceptional items) Ratio, which should not exceed:

For the relevant period ending	Ratio
31 December 2005	5.50:1.00
31 March 2006	5.50:1.00
30 June 2006	5.50:1.00
30 September 2006	5.00:1.00
31 December 2006	3.50:1.00
31 March 2007	3.50:1.00
30 June 2007	3.50:1.00
30 September 2007	3.50:1.00
31 December 2007	3.00:1.00

- Hagemeyer will have to meet an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total net interest expense, which should not be less than:

For the relevant period ending	Ratio
31 December 2005	1.50:1.00
31 March 2006	1.60:1.00
30 June 2006	1.60:1.00
30 September 2006	1.80:1.00
31 December 2006	2.00:1.00
31 March 2007	2.20:1.00
30 June 2007	2.40:1.00
30 September 2007	2.70:1.00
31 December 2007	2.90:1.00

- Until December 31, 2005, the Net Senior Debt to EBITDA and Interest Cover Ratios will not apply.
- Hagemeyer will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA ratio is not greater than 3.0:1.
- Hagemeyer will have to meet a Guarantee Cover Ratio as follows:
  - The aggregate tangible assets of subsidiaries which are guarantors under the new facilities must not fall below 80% of our group-wide consolidated tangible assets, and as from June 30, 2004 the aggregate EBITDA of such guarantors must not fall below 75% of our group-wide consolidated EBITDA.
  - This ratio will be tested on a quarterly basis.
- The borrowers under the new facilities will be subject to limits on the amounts that may be borrowed and outstanding under the new facilities at any time, based on net working capital thresholds.
- Hagemeyer will be prohibited from paying, prepaying, repaying, defeasing, exchanging, electing to deliver cash in substitution for the delivery of shares or other securities, redeeming or purchasing or entering into any sub-participation arrangements in respect of the Bonds and delivering cash pursuant to the cash election alternative under the terms and conditions of the Bonds.
- Subject to certain exceptions, all proceeds that Hagemeyer receives from disposals, insurance, and debt or equity capital markets transactions will be allocated to mandatory pre-payment of the new facilities.

Naarden, March 2, 2004

Supervisory Board

Board of Management

To the Shareholders and Supervisory Board of Hagemeyer N.V.

We have audited the accompanying 2003 Annual Accounts on the page 31 to 75 of Hagemeyer N.V. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the accounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2003 and of the result and cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9 of Book 2 of the Netherlands Civil Code.

Without qualifying our opinion above, we draw attention to Note 21 to the Annual Accounts. Operational and administrative problems after the implementation in August 2002 of Hagemeyer's new ERP system in the United Kingdom caused a serious disruption in financial reporting in the United Kingdom. As a result there is uncertainty regarding the proper classification within the 2003 operating results of the items cost of sales, exceptional cost of sales or exceptional operating income/expenses resulting from the disruption in financial reporting in the United Kingdom.

Deloitte Accountants
Amsterdam, March 2, 2004

Impact of the post balance sheet date refinancing

A pro forma balance sheet as per December 31, 2003 has been included on page 78 to reflect the impact of the post balance sheet date refinancing. This pro forma balance sheet assumes completion of the refinancing transaction as per December 31, 2003 and is unaudited.

It should be noted that this unaudited pro forma consolidated balance sheet does not reflect Hagemeyer's actual financial position as per December 31, 2003.

Unaudited Pro Forma Consolidated Balance Sheet

(Adjusted for the impact of the completed refinancing)

(EUR 000's)	2003	Impact of completed refinancing	Pro Forma Balance Sheet 2003
Assets			
Non-current Assets			
Intangible fixed assets	**585,095**	-	585,095
Tangible fixed assets	**185,125**	-	185,125
Financial fixed assets	**65,556**	-	65,556
Deferred taxes	**44,712**	-	44,712
	880,488	-	880,488
Current Assets			
Inventories	**615,422**	-	615,422
Trade receivables	**836,259**	-	836,259
Other receivables and prepayments	**72,763**	-	72,763
Cash and deposits	**198,530**	(148,530)	50,000
	1,722,974	(148,530)	1,574,444
	2,603,462	(148,530)	2,454,932
Shareholders' Equity and Liabilities			
Shareholders' Equity [1]	**542,502**	432,000	974,502
Minority Interest [1]	**59**	-	59
Subordinated Debt[1]	**150,000**	-	150,000
Non-current Liabilities			
Provisions	**159,976**	-	159,976
Long-term debt	**735**	392,862	393,597
Other long-term liabilities	**1,323**	-	1,323
	162,034	392,862	554,896
Current Liabilities			
Trade payables and other current liabilities	**775,475**	-	775,475
Short-term debt and current portion of long-term debt	**973,392**	(973,392)	-
	1,748,867	(973,392)	775,475
	2,603,462	(148,530)	2,454,932
[1] Risk bearing Capital	**692,561**	432,000	1,124,561

At the General Meeting of Shareholders held on January 9, 2004, an amendment to the Articles of Association was approved, whereby the authorised capital was increased from EUR 600 million to EUR 810 million, the preference shares were abolished and a few minor technical amendments were implemented. This amendment to the Articles of Association has been incorporated into the provisions from the Articles of Association and other relevant information, as given below. The amendment of the Articles of Association became effective on February 5, 2004, whereby the cumulative preference shares outstanding on that date were converted on a 1-for-1 basis into shares without further specification.

Authorised capital

Shares

The authorised capital amounts to EUR 810,000,000 and is divided into 675,000,000 shares with a nominal value of EUR 1.20, entitled to cast one vote each. As of December 31, 2003, 109,459,256 ordinary shares and 25,720,000 cumulative preference shares were in issue. After the completion of the issue of shares on February 5, 2004, the number of shares issued became 516,091,042. All ordinary shares in bearer form are represented by one single share certificate (the 'Necigef Global Note').

Issue of shares

Pre-emptive right

The General Meeting of Shareholders is the body that is competent to resolve to issue shares. It may delegate such authority to another corporate body. The General Meeting of Shareholders delegated this authority to the Board of Management. This delegated authority will end on October 24, 2004, and is limited to 10% of the issued capital of the Company, plus an additional 10% if the issue takes place in the event of a merger or takeover. A resolution of the Board of Management to issue shares requires the approval of the Supervisory Board. Each holder of ordinary shares has a pro rata pre-emptive right to participate in an issue of ordinary shares. This pre-emptive right may be restricted or excluded by the General Meeting of Shareholders or any other corporate body designated by the General Meeting of Shareholders.
The General Meeting has appointed the Board of Management as the competent body during the period for which it is authorised to issue shares, to decide to limit or exclude the pre-emptive right. Shareholders have no pre-emptive right with respect to shares issued for a non-cash contribution.

Purchase of shares

The General Meeting of Shareholders has authorised the Board of Management to have the Company acquire shares in its capital. This authorisation applies for a period of no more than eighteen months and is generally granted each year. A resolution by the Company to acquire shares in its capital requires the approval of the Supervisory Board.

Board of Management

The Company is managed and represented by a Board of Management, the members of which are appointed by the General Meeting of Shareholders at the proposal of the Combined Meeting. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes.

Supervisory Board

The Supervisory Board consists of three or more members appointed by the General Meeting of Shareholders at the proposal of the Combined Meeting. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes. The appointment and retirement of Supervisory Board members follow a rotation schedule based on four-year terms of office after which period Supervisory Board members can be re-appointed. Resolutions adopted by the Supervisory Board require a simple majority vote.

Combined Meeting

The Combined Meeting consists of the members of the Supervisory Board and the Board of Management. Resolutions adopted by the Combined Meeting require a simple majority vote.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held each year, no later than in June. A General Meeting of Shareholders is convened by the Supervisory Board or the Board of Management. The notice convening the Meeting shall give at least fifteen days' notice and shall specify the subjects to be discussed or shall state that these may be inspected at the Company's offices. Meetings will be held in Amsterdam and will be chaired by the Chairman of the Supervisory Board or his substitute. The General Meeting of Shareholders will discuss amongst others the Annual Report, the adoption of the annual accounts, distribution of dividend and the discharge of the members of the Board of Management and the Supervisory Board. Resolutions require a simple majority vote unless the law or the Articles of Association require a larger majority. Minutes of the meeting will be taken and adopted by the Chairman and Secretary of the Meeting. Shareholders and holders of depository receipts who represent, solely or jointly, one percent or more of the issued share capital may submit a proposal to have issues placed on the agenda.

Appropriation of profits, Dividend

Annually, the Board of Management determines, with the approval of the Supervisory Board, what part of the profits is to be appropriated to reserves. The then remaining part of the profit will be at the disposal of the General Meeting of Shareholders. At the proposal of the Combined Meeting, the General Meeting of Shareholders may decide to make the dividend payable wholly or partly in shares. The Combined Meeting may decide to distribute an interim dividend.

Amendment of the Articles of Association

A resolution to amend the Articles of Association may only be adopted by the General Meeting of Shareholders by a simple majority vote on a motion from the Combined Meeting that the Articles of Association be amended. In the absence of such a motion from the Combined Meeting, the General Meeting of Shareholders may nevertheless resolve to amend the Articles of Association if the resolution in question is adopted by a majority of at least two-thirds of the votes cast, representing more than half the issued capital.

The above is a simplified representation of the Company's Articles of Association and does not purport to be either exact or complete.

Supplementary Information
Exchange rates

The principal exchange rates vis-à-vis the Euro, used in the preparation of the Annual Accounts, are:

	As at December 31, 2003	As at December 31, 2002	**Average during 2003**	Average during 2002
UK pound	**0.705**	0.652	**0.691**	0.628
Japanese yen	**134.700**	124.600	**130.774**	117.950
US dollar	**1.258**	1.050	**1.130**	0.944
Australian dollar	**1.678**	1.856	**1.737**	1.735
Norwegian crown	**8.400**	7.290	**8.004**	7.510
Hong Kong dollar	**9.780**	8.160	**8.794**	7.360
Swedish crown	**9.070**	9.180	**9.122**	9.136
Chinese renminbi	**10.376**	8.687	**9.360**	7.819
Indian rupee	**57.250**	50.000	**52.350**	45.659

Background

On December 9, 2003, the Tabaksblat Committee (the "Committee") presented the definitive version of the Dutch Code of Corporate Governance (the "Code"). This Code specifies many principles and standards of behaviour intended to promote the recovery of trust in the honest, honourable and transparent conduct of business, particularly on the part of Dutch listed companies.

Hagemeyer

The Board of Management and the Supervisory Board of Hagemeyer welcome the adoption of the Dutch Corporate Governance code. The principles and most of the best-practice provisions have the full support of the Board of Management and the Supervisory Board. Hagemeyer considers it to be of great importance that good, transparent corporate governance is practised, that such governance is properly supervised, and that those responsible are accountable to shareholders for delivering good management and supervision.

On the basis of a provisional analysis, the Board of Management and the Supervisory Board have concluded that Hagemeyer already complies with a large number of the principles and best-practice provisions contained in the Code. However, from now on, such compliance will, in many cases, need to be more formalised and more open to public scrutiny, in line with the Code's explicit requirements concerning the transparency of procedures regarding decision-making, monitoring and accountability.

Details of the manner in which the Supervisory Board and its committees carry out their tasks are contained in the report of the Supervisory Board. As noted there, the Supervisory Board has two committees, namely, an Audit Committee and a Remuneration Committee.

Special attention is currently expected to be directed towards improving the participation of shareholders in the decision-making process at the General Meeting of Shareholders. Hagemeyer particularly plans to give shareholders, as far as possible, the opportunity to cast their votes without having to attend the Meeting in person.

At the General Meeting of Shareholders held on January 9, 2004, an amendment to the Articles of Association was approved, whereby amongst others, the cumulative preference shares outstanding were converted on a 1-for-1 basis into shares without further specification. In connection herewith the Stichting Administratiekantoor Preferente Aandelen Hagemeyer ceased to exist. All outstanding shares have equal voting rights.

The Board of Management and the Supervisory Board wish to point out that throughout 2003 and during the first weeks of 2004, the Company's affairs were dominated by very substantial efforts that had to be exerted by all concerned to effectuate the financial restructuring of Hagemeyer and its subsidiaries. Also, both the Board of Management and the Supervisory Board underwent significant changes in their membership. The matter of corporate governance will therefore be taken up vigorously in the coming year.

The Board of Management and the Supervisory Board have decided to set up a Corporate Governance Steering Group. This Steering Group will make recommendations to the Board of Management and the Supervisory Board in the course of 2004 with respect to the further application and implementation of the Code by the Company. The Company's definitive corporate governance policy, as approved by the Board of Management and the Supervisory Board, will be included in the Annual Report for 2004 and will be presented to the shareholders at the Annual Meeting of Shareholders to be convened in 2005. The ways in which the Code will be implemented will include the following: amending the Articles of Association and also the regulations governing both the Supervisory Board and the Board of Management; developing and working out the details of regulations to govern the activities of the committees of the Supervisory Board; specifying in greater detail the Company's remuneration policy and its policies concerning reserves and dividends; and making better use of the Company's website as a medium of information and communication.

Where possible, parts of the Company's Corporate Governance policy will be implemented in the course of 2004. Shareholders and other stakeholders will be kept informed of such developments, including by means of the Company's website.

Communication

Hagemeyer values good communication with its shareholders and other stakeholders. On the Company's website (www.hagemeyer.com), visitors can find additional information on the Group's strategy and activities, as well as press releases and presentations to analysts. In 2003, a number of presentations were made to the financial community, both in the Netherlands and abroad. Regular meetings with investors, analysts and the media form a key component in Hagemeyer's commitment to present the Group's activities in a clear and transparent manner.

Share price performance chart


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Hagemeyer
AEX

Listing and trading

Shares in Hagemeyer N.V. are listed on the Euronext stock exchange in Amsterdam (symbol: HGM). Since 1996, the Hagemeyer ordinary share has been included in the AEX index. The average daily trading volume of ordinary shares for 2003 was 1,462,450 (2002: 373,900). In 2003, 323,450 call options and 199,995 put options were traded on the AEX Option Exchange in Amsterdam.

Development of share capital

Ordinary shares

As at December 31, 2003, the number of outstanding ordinary shares amounted to 109,459,256, and was thus unchanged from the situation as at December 31, 2002. The average number of outstanding shares was also 109,459,256.

Changes in the number of ordinary shares issued

(x 1,000)	2003	2002
Issued January 1	109,459	108,155
Stock dividend	-	1,304
Shares in issue at year end	109,459	109,459
Average issued	109,459	108,975
Nominal value at year end (EUR 000's)	131,351	131,351
Quoted market value at year end (EUR 000's)	195,932	755,269
Outstanding option rights	1,193	1,252

Cumulative preference shares

On October 10, 1995, 12,860,000 cumulative preference shares with a nominal value of NLG 5.00 (EUR 2.27) each were issued to Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). As a result of the 1:2 share split in 1997, this number of shares has doubled to 25,720,000 and the then nominal value halved to NLG 2.50 (EUR 1.13). With the redenomination of the guilder to the euro in 2000, the nominal value of each issued share increased to EUR 1.20. Holders of depositary receipts for cumulative preference shares have paid in an additional EUR 0.07 per share.

In 1995, the Trust Office issued depository receipts to a limited number of institutional investors in exchange for the cumulative preference shares held by it. These depository receipts are exchangeable for shares, subject to certain restrictions. In compliance with the trust conditions, the number of votes to which the Trust Office is entitled was limited in 1998 to one-fifteenth of the total number of cumulative preference shares held by it. This figure of one-fifteenth represents the ratio between the market price of an ordinary share as at October 10, 1995 and the nominal value of the cumulative preference share on that date. This meant that the voting rights attaching to the then 'cheaper' cumulative preference shares were aligned in the same economic proportion as the voting rights attaching to the ordinary shares. In addition, the meeting of depository receipt holders has been granted the right to direct the Trust Office in exercising its voting rights on the cumulative preference shares.

In December 2003, after having obtained Hagemeyer's approval, the management of the Trust Office gave up its voluntary limitation of voting rights mentioned above, as it was of the opinion that there was no longer a substantial difference between the market price of an ordinary share and the value of a cumulative preference share. The administration terms and conditions of the Trust Office were amended on February 6, 2004.

The number of outstanding cumulative preference shares remained unchanged in 2003.

Authorised and issued capital

	Year end 2003	Year end 2002
Ordinary shares		
- authorised	400,000,000	400,000,000
- issued	109,459,256	109,459,256
Cumulative preference shares		
- authorised	100,000,000	100,000,000
- issued	25,720,000	25,720,00

Events after the balance sheet date

On January 9, 2004, the General Meeting of Shareholders accepted the amendment to the Articles of Association proposed by Hagemeyer N.V., which, among other things, involved an increase in the authorised capital and the abolition of the cumulative preference shares. This resolution took effect on February 5, 2004. As of that date, the authorised capital was increased to EUR 810,000,000, divided into 675,000,000 ordinary shares of EUR 1.20 each. The 25,720,000 cumulative preference shares were converted into an equal number of ordinary shares. On February 5, 2004, 380,911,786 shares were also issued. Subsequently, as of 5 February 2004, the total number of outstanding issued shares was 516,091,042. Furthermore, the Trust Office was discontinued on February 6, 2004.

Ratios per ordinary share

(x EUR)	2003	2002	2001	2000	1999
Cash earnings (net result after taxes, before amortisation of goodwill), rounded to the nearest eurocent					
- primary [1,5]	**(2.60)**	0.82	1.74	3.72	0.45
- fully diluted [2,5]	**(2.55)**	0.82	1.73	3.70	0.45
Dividend (when fully cash) [3]	**-**	0.33	0.77	0.76	0.73
Dividend pay-out in % [3]	**0%**	22%	35%	35%	35%
Shareholders' equity at year end [4]	**4.67**	8.20	8.95	8.03	4.83
Highest price	**7.51**	26.80	26.41	32.93	37.50
Lowest price	**1.76**	6.08	10.50	15.75	19.11
Year end price	**1.79**	6.90	21.00	23.75	22.99
Year end price/cash flow [5]	**(0.8)**	4.9	9.1	5.5	21.0
Year end price/cash earnings [5]	**(0.7)**	8.4	12.1	6.4	50.8

[1] Based on the weighted average number of shares in issue

[2] Based on the weighted average fully diluted number of shares

[3] Based on shares with full dividend entitlement

[4] 1999-2001 comparative figures adjusted to reflect equity before appropriation of profit

[5] 1999-2002 comparative figures adjusted to reflect reclassification extra ordinary items to exeptional items

Dividend policy

Hagemeyer did not pay out any interim dividend during 2003, and in light of the negative result for 2003, no final dividend will be paid out for the financial year 2003. As mentioned in the Prospectus dated January 16, 2004, it is not expected that any dividend will be paid out in the near future.

In the context of the recently concluded financing arrangements, Hagemeyer has agreed with its financiers not to pay out any dividend unless:

(i) the interest cover ratio is at least 3.5:1, and the Net Senior Debt/EBITDA ratio does not exceed 3.0:1; and

(ii) no Event of Default exists.

Dividend history

(x EUR)	2003	2002	2001	2000	1999
Interim dividend	**0.00**	0.15	0.25	0.24	0.22
Final dividend	**0.00**	0.18	0.52	0.52	0.51
Total	**0.00**	0.33	0.77	0.76	0.73

Shareholder distribution

As at December 31, 2003, eight major financial institutions held custodial accounts totalling almost 102 million ordinary Hagemeyer shares, representing 93% of the total number of Hagemeyer ordinary shares outstanding. Institutional investors held approximately 58% of these shares. Foreign investors own about 50%.


Private investors
Institutional investors
Netherlands
Belgium / Luxembourg
United States
United Kingdom
Other Europe
Rest of the world

Shareholders with holdings greater than 5%

At year end two shareholders had reported holdings[1] greater than 5% of the total Hagemeyer share capital outstanding on December 31, 2003, namely:

ABN AMRO Bank N.V.	15.14%[2]
Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office')	19.03%

The Trust Office holds only cumulative preference shares and has issued certificates for cumulative preference shares to:

Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A.	5.62%
ABN AMRO Bank N.V.	13.41%

[1] Percentage of the total number of ordinary and cumulative preference shares outstanding on December 31, 2003.

[2] Including the 13.41% cumulative preference shares held.

Code of Conduct with respect to insider trading

At Hagemeyer, the Code of Conduct Governing the Reporting and Regulation of Transactions in Hagemeyer Securities affects the members of the Supervisory Board and the Board of Management, head office employees, the senior management of group companies and a number of senior advisors. Mr R.A.J. Hin has been appointed Central Officer and is responsible for supervising compliance with the Code of Conduct, as well as for the external notification to the securities transaction supervisory authority in the Netherlands ('Autoriteit Financiële Markten').

Important dates in 2004

March 3	Publication of Annual Results 2003
April 1	Publication of Annual Report 2003
April 19	Trading update, First quarter 2004
April 21	Annual General Meeting of Shareholders
August 25	Publication of half-yearly accounts 2004
October 27	Trading update, Third quarter 2004

Contact

For further information concerning investor relations, please contact
the Investor Relations Department of Hagemeyer N.V., tel. +31 35 695 76 52, fax +31 35 694 43 96.

Internet: www.hagemeyer.com
E-mail: investor.relations@hagemeyer.com

Hagemeyer – five-year history

		1999	2000	2001	2002	2003
General						
Net sales	EUR 000's	6,414,198	8,212,399	8,835,726	8,343,472	**6,337,791**
Net profit / (loss) before amortisation of goodwill	EUR 000's	49,679	398,273	189,491	91,638	**(284,208)**
Total net profit / (loss)	EUR 000's	49,679	386,676	153,479	56,790	**(318,024)**
Average number of employees		17,367	21,101	24,314	23,029	**20,918**
Staff expenses	EUR 000's	606,639	782,482	897,090	882,455	**765,384**
Ordinary shares issued						
Number at year end		105,458,259	107,169,706	108,154,783	109,459,256	**109,459,256**
Nominal value	EUR 000's	119,636	128,603	129,785	131,351	**131,351**
Market value at year end	EUR 000's	2,424,485	2,545,281	2,271,250	755,269	**195,932**
Data per ordinary share						
Net profit / (loss) before amortisation of goodwill [1,2]:						
- primary [3]	EUR	0.45	3.72	1.74	0.82	**(2.60)**
- fully diluted [4]	EUR	0.45	3.70	1.73	0.82	**(2.55)**
Dividend [5]	EUR	0.73	0.76	0.77	0.33	**-**
Shareholders' equity at year end [2]	EUR	4.83	8.03	8.95	8.20	**4.67**
Market price at year end	EUR	22.99	23.75	21.00	6.90	**1.79**
Highest price	EUR	37.50	32.93	26.41	26.80	**7.51**
Lowest price	EUR	19.11	15.75	10.50	6.08	**1.76**
Ratios						
Market price at year end / cash flow [1]		21.0	5.5	9.1	4.9	**(0.8)**
Market price at year end / cash earnings [1]		50.8	6.4	12.1	8.4	**(0.7)**
Activity						
Operating profit/ (loss) / net sales [1]	%	2.04	5.73	3.26	1.62	**(2.70)**
Net profit / net sales	%	0.77	4.71	1.74	0.68	**(5.02)**
Net sales / balance sheet total		2.35	2.30	2.38	2.52	**2.43**
Net sales / inventories		7.48	8.06	9.21	10.21	**10.30**
Financing						
Current ratio (current assets / current liabilities)		1.5	1.5	1.6	1.7	**1.0**
Quick ratio (receivables and liquid funds / current liabilities)		0.9	0.9	1.0	1.1	**0.6**
Current net debt / EBITDA (before exceptional items)		2.3	2.7	2.8	3.9	**22.8**
Gearing		1.80	1.35	1.28	1.12	**1.71**

1 1999 - 2002 comparative figures adjusted to reflect reclassifications extra ordinary items to exceptional items

2 rounded to the nearest Euro cent

3 based on weighted average number of shares in issue

4 based on weighted average fully diluted number of shares

5 based on shares with full dividend entitlement

List of Principle Operating Companies

(position as at March 2, 2004)
Effective interest 100% and consolidated, unless indicated otherwise

Central Europe

Fröschl

Sales (x EUR millions) 952.4 [1]
CEO E.H.M. (Edo) van den Assem
Number of branches 84
www.etg-froeschl.de

Germany

- Elektro Technischer Großhandel ETG J. Fröschl & Co. GmbH & Co. KG, Munich
- Brück Elektrofachgroßhandel GmbH & Co. KG, Bad Hersfeld

Czech Republic

- J. Fröschl & Co. s.r.o., Prague

Hagemeyer Technische Groothandel

Sales (x EUR millions) 149.4 [1]
CEO P.H. (Paul) Zekhuis
Number of branches 18
www.bernard.nl

The Netherlands

- HTG Nederland B.V., Capelle a/d IJssel
- Elektrotechnische Groothandel Bernard B.V., Capelle a/d IJssel
- Hagemeyer Nederland B.V., Capelle a/d IJssel

Winterhalter + Fenner

Sales (x EUR millions) 60.4 [1]
CEO J. (Johannes) Kuhn
Number of branches 4
www.w-f.ch
www.electrolan.ch

Switzerland

- Winterhalter + Fenner AG, St. Gallen
- ElectroLAN SA, Neuchâtel

Hagemeyer Austria

Sales (x EUR millions) 39.5 [1]
Manager K. (Kurt) Fehringer
Number of branches 3

Austria

- Hagemeyer Austria GmbH, Vienna, Graz

[1] Sales for the year ended December 31, 2003

United Kingdom & Ireland

Hagemeyer UK

Sales (x EUR millions)	958.8 [1]
CEO	A.M. (Angus) Fraser
Number of branches	294

www.hagemeyer.co.uk

United Kingdom

- Hagemeyer (UK) Ltd.

Ireland

- Eastern Electrical
- Gen-Weld Safety Equipment Company Ltd.

Nordics

Elektroskandia Sweden

Sales (x EUR millions)	480.8 [1]
CEO	U.A. (Ulf) Gundemark
Number of branches	44

www.elektroskandia.se
www.elektroskandia.com.cn
www.elektroskandia.com.br

Sweden

- Elektroskandia AB, Stockholm
- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China

Elektroskandia Norway

Sales (x EUR millions)	189.1 [1]
CEO	J.E.W. (Espen) Asheim
Number of branches	24

www.elektroskandia.no

Norway

- Elektroskandia AS, Oslo

[1] Sales for the year ended December 31, 2003

Elektroskandia Finland

Sales (x EUR millions)	191.9 [1]
CEO	M.T. (Markku) Nihti
Number of branches	44

www.elektroskandia.fi
www.elektroskandia.ru
www.elektroskandia.ee
www.elektroskandia.lv
www.elektroskandia.lt

Finland

- Elektroskandia Oy, Hyvinkää
- Cylinda Oy, Hyvinkää

Russia

- ZAO Elektroskandia, St. Petersburg

Estonia

- Elektroskandia AS, Tallinn

Latvia

- Elektroskandia SIA, Riga

Lithuania

- UAB Elektroskandia, Vilnius

EL-Centrum [2]

Sales (x EUR millions)	35.7
CEO	P. (Pawel) Wedrychowski
Number of branches	24

www.el-centrum.pl

Poland

- EL-Centrum S.A. (50%), Poznan

Southern Europe

ABM

Sales (x EUR millions)	266.2 [1]
CEO	F. (Fernando) Cogollos
Number of branches	72

www.ABM.es

Spain

- Mercantil Intercontinental, S.L. Unipersonal, Madrid
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife

[1] Sales for the year ended December 31, 2003

[2] Total annualised turnover, result is presented as share in pre-tax results of associated companies

North America

Hagemeyer North America

Sales (x EUR millions)	1,254.8 [1]
CEO	D.G. (David) Gabriel
Number of branches	388

www.hagemeyerna.com
www.cambar.com
www.vallen.com
www.evallen.com
www.lionvallen.com
www.fittest.com
www.worldsafety.com
www.proveedora.com
www.tristate-electric.com
www.4electricalsupply.com
www.enconsafety.com
www.centuryvallen.com
www.ecambar.com
www.mmsisc.com
www.cambarcustom.com

United States

- Hagemeyer North America, Inc., North Charleston, South Carolina
- Encon Safety Products, Inc., Houston, Texas

Canada

- Hagemeyer Canada Inc., Edmonton, Alberta

Mexico

- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico
- CamBar de Mexico, Torreon Coahuila

[1] Sales for the year ended December 31, 2003

Professional Products and Services (PPS)

Asia-Pacific

Hagemeyer Electrical Group

Sales (x EUR millions)	384.3 [1]
CEO	R. (Robin) Norris
Number of branches	183

www.hagemeyerelectrical.com.au

Australia

- Hagemeyer Australia LLP, Melbourne, Victoria

Hagemeyer Asia Pacific Electronics

Sales (x EUR millions)	58.2 [1]
CEO	R.B. (Bob) Crabbe
Number of branches	11

www.ehape.com
www.hape.com.au

Australia

- Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria

Singapore

- Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore

Hagemeyer India

Sales (x EUR millions)	12.1 [1]
CEO	R. (Rakesh) Kapoor
Number of branches	17

India

- Hagemeyer India Ltd., Mumbai

[1] Sales for the year ended December 31, 2003

HCL

Sales (x EUR millions)	308.8 [1]
CEO (Oceania)	M.P. (Michael) Touma
CEO (Asia)	P.J. (Patrice) Brendle
Number of branches	83

www.hagemeyer.com.au
www.caronelwatches.com

Australia

- Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW

China

- HCL Ltd., Hong Kong
- HCL Group (Hong Kong) Ltd., Hong Kong
- Cosa Liebermann Limited, Hong Kong

South Korea

- Cosa Liebermann Korea Co. Ltd., Seoul

Micronesia

- Caronel Inc., Guam
- Caronel Saipan Inc., Saipan

New Zealand

- Hagemeyer (NZ) Ltd., Auckland

Taiwan

- Cosa Liebermann Limited, Taiwan Branch (HK), Taipei

Haagtechno/Servicom

Sales (x EUR millions)	115.5 [1]
CEO Haagtechno	F.A.W. (Frans) Hoogervorst
CEO Panasonic-Centre	M.M.A.M. (Marcel) Farla
Number of branches	1

www.panasonic.nl

The Netherlands

- Haagtechno B.V., 's-Hertogenbosch
- Panasonic-Centre Nederland (Servicom B.V.), The Hague
- Kompro B.V., 's-Hertogenbosch

Fodor

Sales (x EUR millions)	52.5 [1]
CEO	G.H. (Gerrit) Bosman
Number of branches	1

www.fujifilm.nl

The Netherlands

- Fujifilm Nederland B.V., Rotterdam

GPX

Sales (x EUR millions)	125.0 [1]
CEO	W.L. (Bill) Fetter
Number of branches	3

www.gpx.com

United States

- GPX, Inc., St. Louis, Missouri

China

- D.P.I. (H.K.) Limited, Hong Kong
- Zhongshan D.P.I. Electronics Co. Ltd., Zhongshan City

A complete list of companies associated with the Hagemeyer Group is available at the Chamber of Commerce in Hilversum and at the Company's offices.

[1] Sales for the year ended December 31, 2003



Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands
Telephone : +31 35 695 76 11
Telefax : +31 35 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Production:
Corporate Services bv, Amsterdam,
The Netherlands



www.hagemeyer.com

Jaarverslag 2003















HAGEMEYER

International Business to Business Distribution Services



Agenda

Agenda voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. te houden op woensdag 21 april 2004 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

1. Opening

2. Jaarverslag 2003

3. Vaststelling jaarrekening 2003

4. a. Décharge Raad van Bestuur
   b. Décharge Raad van Commissarissen

5. Benoeming leden Raad van Commissarissen

6. Benoeming lid Raad van Bestuur

7. Benoeming externe accountant belast met de controle van de jaarrekening 2004

8. Machtiging tot inkoop van eigen aandelen

9. Verlenging aanwijzing van de Raad van Bestuur
   a. als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen
   b. als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen.

10. Corporate Governance

11. Rondvraag

12. Sluiting

Toelichting agendapunt 5
Benoeming leden Raad van Commissarissen

Zoals eerder aangekondigd wordt de samenstelling van de Raad van Commissarissen gewijzigd.
De heren T.Y. Yasuda en Mr W.F.Th. Corpeleijn zullen aftreden als lid van de Raad van Commissarissen. De Gecombineerde Vergadering stelt u voor de heren B.A.J. Bourigeaud BA en Drs. M.P.M. de Raad te benoemen tot lid van de Raad van Commissarissen.
Beide heren beschikken over een brede en sterk internationale business management ervaring, waarbij de heer De Raad specifieke kennis en ervaring inbrengt vanuit de business-to-business groothandel, alsmede op het gebied van retail en logistiek. De heer Bourigeaud brengt expertise op financieel, administratief en informatie technologie terrein, alsmede op het gebied van strategisch management.

Toelichting agendapunt 6
Benoeming lid Raad van Bestuur

De heer R.W.A. de Becker is sinds 1 maart 2004 in dienst van de Vennootschap. Hij is afkomstig van Buhrmann N.V., waar hij als lid van de Raad van Bestuur verantwoordelijk was voor Buhrmanns activiteiten in Europa. Voordat hij bij Buhrmann in dienst trad was de heer De Becker lid van de Raad van Bestuur van Samas en voordien bekleedde hij verschillende general management posities bij onder meer Black & Decker en Xerox.
De Gecombineerde Vergadering stelt u voor de heer De Becker te benoemen tot lid van de Raad van Bestuur in de functie van Voorzitter.

 HAGEMEYER

Toelichting agendapunt 7
Benoeming externe accountant belast met de controle van de jaarrekening 2004

Voorgesteld wordt Deloitte Accountants te benoemen als externe accountant belast met de controle van de jaarrekening 2004. Binnen deze organisatie zal Prof. Dr. R.J.M. Dassen RA als de voor Hagemeyer verantwoordelijk accountant fungeren.

Toelichting agendapunt 8
Machtiging tot inkoop van eigen aandelen

Voorgesteld wordt om machtiging te verlenen aan de Raad van Bestuur tot het door de Vennootschap onder bezwarende titel doen verkrijgen van aandelen in het kapitaal van de Vennootschap, voor een periode van 18 maanden te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigende op 21 oktober 2005, tot een maximum aantal als wettelijk toegestaan. De aandelen kunnen worden verkregen door aankoop ter beurze of anderszins tegen een prijs welke gelijk is aan ten minste EUR 0,01 en ten hoogste gelijk aan de beurskoers, verhoogd met 10%. Als beurskoers geldt voor dit doel het gemiddelde van de koersen van de vijf beursdagen voorafgaande aan de dag van aankoop, zoals blijkt uit de Officiële Prijscourant van Euronext Amsterdam N.V.

Toelichting agendapunt 9a
Verlenging aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen

Voorgesteld wordt om de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 21 oktober 2005. De bevoegdheid van de Raad van Bestuur betreft ten hoogste 10% van het geplaatste kapitaal van de Vennootschap en een additionele 10% indien de uitgifte plaatsvindt in geval van fusie of overname. Hagemeyer is van mening dat ter zake van kleinere aanvullende overnames, bij het uitkeren van dividend in aandelen en bij de toekenning van opties uit praktische overwegingen een zekere vrijheid bij de Raad van Bestuur behoort te liggen. Indien de Vennootschap voornemens is aandelen uit te geven ter financiering van grotere overnames dienen aandeelhouders separaat benaderd te worden.

Toelichting agendapunt 9b
Verlenging aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van aandelen

Voorgesteld wordt de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van aandelen (daaronder begrepen het verlenen van rechten tot het nemen van aandelen) te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 21 oktober 2005. Deze bevoegdheid betreft uitsluitend die uitgifte van aandelen waartoe de Raad van Bestuur ingevolge de onder agendapunt 9a bedoelde aanwijzing bevoegd is.

R.W.A. de Becker

Geboortedatum: 2 september 1946
Nationaliteit: Belgische

1968: Universiteit van Gent, België
Licentiate Degree in Economic Sciences

1969: Universiteit van Gent, België
Post Graduate Degree in Marketing en Distributie

De heer De Becker trad in 1970 in dienst van NV Bekaert en was werkzaam op het gebied van marketing en sales in België en de Verenigde Staten. Vervolgens was hij als management consultant werkzaam bij Booz, Allen & Hamilton in Parijs en bij McKinsey & Co. in Brussel en Amsterdam. In de jaren 1981-1985 en 1993-1998 werkte de heer De Becker in verschillende leidinggevende general management posities bij Black & Decker. In de periode 1986-1993 was hij in verschillende leidinggevende general management posities werkzaam voor Xerox Benelux and Xerox Europe. De heer De Becker was van 1998 tot 2000 lid van de Raad van Bestuur van de Samas Groep. Na de overname van Samas Office Supplies door Buhrmann N.V. trad de heer De Becker toe tot de Raad van Bestuur van Buhrmann N.V., waar hij verantwoordelijk was voor Buhrmanns activiteiten in Europa. Op 1 maart 2004 trad de heer De Becker in dienst van Hagemeyer N.V.

De heer De Becker bezit geen aandelen Hagemeyer N.V.

Samenvatting van contractuele voorwaarden voorgesteld voor de heer R.W.A. de Becker voor benoeming tot Voorzitter Raad van Bestuur Hagemeyer N.V.

Positie
Voorzitter Raad van Bestuur
(onder voorbehoud goedkeuring aandeelhouders).

Duur van het contract
4 jaar. Start 1 maart 2004, eindigend op 29 februari 2008.

Vroegtijdige beëindiging van het contract door de onderneming
Opzegtermijn van de onderneming:

1e jaar:	12 maanden
2e jaar:	12 maanden
3e jaar:	9 maanden
4e jaar:	6 maanden

Geen ontslagvergoeding overeengekomen.

Salaris
EUR 650.000 per jaar.

Sign-on bonus
EUR 150.000 te betalen in 1e maand na indiensttreding.

Bonus / Incentive Pay

- *Short Term Incentive*
  Max. 80% van basissalaris; 50% op basis van financiële performance, (ie. EBITDA, werkkapitaal als percentage van de omzet, autonome groei); 30% op basis van discretionaire doelstellingen. In eerste jaar wordt 30% van de max. STI gegarandeerd.

- *Long Term Incentive*
  Target 40% van basissalaris. De LTI performance criteria zijn gelijk aan de STI performance criteria.

Aandelen toezegging

Een toezegging van 400.000 aandelen Hagemeyer bij indiensttreding, waarbij deze op basis van het behalen van vooraf vastgestelde performance criteria, in tranches van 100.000 per jaar beschikbaar komen. Belangrijkste criterium is het behalen van meer dan 50% gemiddeld van de STI bonussen over drie jaren.

Pensioen

Defined benefit (standaard Hagemeyer bestuursregeling, opbouw 2,25% per jaar). Ter compensatie van verlies in pensioenrechten zal een extra storting van EUR 350.000 in het pensioenfonds worden gedaan.

B.A.J. Bourigeaud

Geboortedatum: 20 maart 1944
Nationaliteit: Franse

BA Economics & Management en Register Accountant

- Voorzitter Raad van Bestuur & CEO Atos Origin S.A. (Parijs)
- Voormalig Voorzitter Raad van Bestuur & CEO Atos S.A.
- Voormalig Voorzitter Raad van Bestuur Axime
- Voormalig Senior Partner Deloitte Haskins and Sells Frankrijk
- Voormalig Managing Director Continental Grain UK
- Register Accountant Price Waterhouse, CIC Bank Frankrijk

De heer Bourigeaud bezit geen aandelen Hagemeyer N.V.

Drs. M.P.M. de Raad

Geboortedatum: 7 januari 1945
Nationaliteit: Nederlandse

Sociale Wetenschappen, Universiteit van Tilburg

- Lid van de Raad van Bestuur van Koninklijke Ahold N.V., verantwoordelijk voor Azië en Latijns-Amerika
- Voormalig lid van de Raad van Bestuur van Metro A.G., Duitsland
- Voormalig Voorzitter van de Directie van SHV Makro N.V.
- Voormalig lid van de Directie van SHV Holdings N.V.

De heer De Raad bezit 2.620 aandelen Hagemeyer N.V.



International Business to Business Distribution Services

Jaarverslag 2003

Van dit jaarverslag is een Engelstalige versie beschikbaar
An English language version of this Annual Report is available

Inhoud

Aan onze aandeelhouders

Voor Hagemeyer en haar stakeholders was 2003 een bewogen jaar.

Zoals eerder gemeld hebben onze activiteiten te lijden gehad van een inzakkende markt, die ingrijpender en aanhoudender bleek dan verwacht, in het bijzonder in de Verenigde Staten en Europa. De daaruit voorvloeiende daling van de omzet heeft een directe, nadelige invloed gehad op onze winstgevendheid, met name veroorzaakt door het feit dat onze kosten voor een groot deel uit vaste kosten bestaan en door de hoge operational gearing die kenmerkend is voor distributiebedrijven zoals het onze.

In 2002 en 2003 werden wij daarnaast geconfronteerd met een nog grotere uitdaging toen onze Britse activiteiten te maken kregen met ernstige verstoringen van het bedrijfsproces na de invoering van een nieuw IT systeem en een nieuwe logistieke infrastructuur bij de grootste Britse werkmaatschappij. Dit had een drastische daling van onze service levels tot gevolg. Hierdoor namen de verkopen af, hetgeen nog eens werd versterkt door het feit dat de Britse markt voor de distributie van elektrotechnische materialen voor het eerst sinds jaren kromp.

Gezien de dalende bedrijfsresultaten verwachtten wij in het voorjaar van 2003 dat wij bepaalde afspraken in verband met onze kredietfaciliteiten niet zouden kunnen nakomen. Wij zijn vervolgens met onze kredietverschaffers over deze situatie in gesprek gegaan. Op 10 oktober 2003 zijn wij een standstill agreement aangegaan met nagenoeg al onze kredietverschaffers. Deze overeenkomst formaliseerde het proces van opeenvolgende waivers op basis waarvan de onderneming sinds juli 2003 haar financiering had voortgezet. De standstill agreement liep, onder bepaalde voorwaarden, tot 9 februari 2004.

In het licht van de verslechterende bedrijfsresultaten hebben de Raad van Bestuur en de Raad van Commissarissen in het tweede kwartaal van 2003 een uitgebreid onderzoek gestart naar verschillende mogelijkheden om tot een oplossing te komen voor onze huidige financiële situatie. Er is gezocht naar een oplossing die niet alleen de slechte financiële situatie met onze kredietverschaffers zou oplossen, maar ons tevens voldoende tijd en gelegenheid zou geven om de operationele uitdagingen het hoofd te bieden en het bedrijf weer rendabel te maken.

In een intensief evaluatieproces hebben wij naar verschillende alternatieven gekeken. Een aantal daarvan hebben wij vervolgens nader uitgewerkt. Uit deze verschillende alternatieven, waaronder verkoop van het gehele bedrijf of onderdelen ervan, of het plaatsen van een aanzienlijk belang bij een financiële investeerder, werd gekozen voor de optie van een aandelenemissie van EUR 460 miljoen in combinatie met een uitgifte van EUR 150 miljoen aan achtergestelde converteerbare obligaties en een grootschalige herstructurering van de schuldenlast.

Dit plan, dat breed door aandeelhouders werd gesteund, is inmiddels met succes uitgevoerd. Nu onze financiële stabiliteit is hersteld, is Hagemeyer in staat verder te gaan met de korte termijn herstructurering van de onderneming en met de gefaseerde uitvoering van de strategische doelstellingen op middellange termijn.

Het is duidelijk dat onze bedrijfsresultaten in 2003 zeer teleurstellend waren. Eerdergenoemde externe en interne omstandigheden waar ons bedrijf mee te maken had, hebben een zwaar stempel gedrukt op onze resultaten. Bovendien heeft de aanhoudende periode van onzekerheid met betrekking tot de financiële positie van de Groep onze resultaten nog verder beïnvloed. Al deze ontwikkelingen hebben uiteindelijk geleid tot een verlies van EUR 284 miljoen op het niveau van cash earnings. In dit bedrag is EUR 45 miljoen aan advieskosten en kosten voor de standstill agreement begrepen, alsmede EUR 126 miljoen aan bijzondere posten verbandhoudend met de operationele problemen in het Verenigd Koninkrijk en diverse andere herstructureringsmaatregelen.

Het ligt in de lijn der verwachtingen dat Hagemeyer van deze maatregelen zal profiteren. Een herstel van onze marktpositie in het Verenigd Koninkrijk en de noodzakelijke aanpassing van onze kostenbasis zal echter tijd kosten, en een terugkeer naar een normaal niveau van winstgevendheid zal ook afhangen van verbetering van de marktomstandigheden en het evenredige effect hiervan op onze omzet.

Graag willen wij in het bijzonder melding maken van de uitstekende bijdrage die is geleverd door ons management en onze medewerkers binnen de gehele Groep. De omstandigheden waaronder zij moesten werken waren bijzonder moeilijk, en wij willen graag iedereen bedanken voor hun bijdrage en inspanningen.

Hagemeyer is het jaar 2004 ingegaan als een onafhankelijke onderneming met een sterke balans en duidelijke plannen om het operationele resultaat van onze kernactiviteiten op het gebied van distributie van elektrotechnische materialen en toelevering aan de industriële markt te herstellen.

Raad van Bestuur, management en medewerkers zullen zich volledig inzetten om een belangrijke turnaround te realiseren teneinde winstgevendheid en een attractief rendement te waarborgen.

Raad van Bestuur

Kerncijfers

(voor winstbestemming)	2003	2002	2001
Algemeen (x EUR 1.000)			
Netto omzet	**6.337.791**	8.343.472	8.835.726
EBITA voor bijzondere posten [1]	**(9.339)**	208.570	369.751
Resultaat na belastingen voor afschrijving goodwill	**(284.208)**	91.638	189.491
Resultaat na belastingen	**(318.024)**	56.790	153.479
Kasstroom uit bedrijfsactiviteiten	**(655)**	218.968	444.662
Vrije kasstroom [2]	**(137.588)**	78.588	155.461
Netto rentedragende schulden	**926.920**	1.040.396	1.208.262
Gearing [3]	**1,71**	1,12	1,28
Kapitaal ratio [4]	**20,8**	28,1	26,9
Gemiddeld aantal werknemers	**20.918**	23.029	24.314
Gegevens per gewoon aandeel (x EUR) [5]			
Resultaat na belastingen voor afschrijving goodwill	**(2,60)**	0,82	1,74
Resultaat na belastingen	**(2,91)**	0,50	1,40
Dividend na belastingen	**-**	0,33	0,77
Eigen vermogen [6,7]	**4,67**	8,20	8,95
Aandeelgegevens			
Hoogste koers (x EUR)	**7,51**	26,80	26,41
Laagste koers (x EUR)	**1,76**	6,08	10,50
Koers jaar ultimo (x EUR)	**1,79**	6,90	21,00
Aantal geplaatste gewone aandelen [7]	**109.459.256**	109.459.256	108.154.783
Beurswaarde [7] (x EUR)	**195.932.068**	755.268.866	2.271.250.443

1 bedrijfsresultaat voor afschrijving goodwill en bijzondere posten

2 kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen en betaalde dividenden

3 netto rentedragende schulden / eigen vermogen

4 vermogen / totale activa

5 afgerond op hele Eurocenten

6 voor winstbestemming

7 per jaar ultimo

Profiel, missie, business model, doelstellingen en strategie

Profiel

Hagemeyer is gespecialiseerd in hoogwaardige business-to-business (B2B) distributie en dienstverlening en richt zich daarbij op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Operations) producten in Europa, Noord-Amerika en Azië-Pacific. Omdat deze markten zeer divers en buitengewoon complex zijn, bestaan er voor Hagemeyer talrijke mogelijkheden om op een innovatieve manier in te spelen op de vraag van afnemers. De Groep coördineert product- en informatiestromen en levert door haar grote marktkennis en technische expertise toegevoegde waarde aan zowel eindgebruikers als leveranciers, waarbij zij belangrijke kostenbesparingen creëert.

Missie

Hagemeyer wil een toonaangevende, internationale business-to-business distributeur zijn van elektrotechnische materialen, veiligheidsproducten en andere MRO producten.

Business model

Om haar missie te vervullen, heeft Hagemeyer een business model ontwikkeld waarbij de back office-activiteiten (zoals inkoop, logistiek, en staf- en administratieve ondersteuning) losgekoppeld worden van de front office-werkzaamheden (zoals productontwikkeling en verkoop) en deze back office-activiteiten deels worden samengevoegd. Het business model vereist ook dat de verkoopafdelingen van alle werkmaatschappijen binnen de Professional Products en Services (PPS) divisie zich specifiek richten op de kern klantsegmenten, te weten constructie en installatie (C&I) en de industriële markt. Om de ontwikkeling en implementatie van dit model te ondersteunen, investeert de Groep in geavanceerde logistieke technologie en in informatie communicatie technology systemen.

Op logistiek gebied wordt door middel van voorraadconsolidatie in regionale distributiecentra met geïntegreerde warehouse management systemen en verbeterde dienstverlening aan de afnemers gestreefd naar een efficiënter gebruik van werkkapitaal.

Omdat de IT systemen van een aantal werkmaatschappijen aan een upgrade toe waren, is een nieuw op maat gesneden Enterprise Resource Planning (ERP) systeem ontwikkeld. Dit systeem is inmiddels geïmplementeerd in de werkmaatschappijen in het Verenigd Koninkrijk en Australië en zal, desgewenst, ook voor toekomstige ERP implementaties gebruikt worden.

Doelstellingen

Ten gevolge van de economische recessie, die dieper en aanhoudender was dan verwacht, en door de zeer teleurstellende resultaten van de afgelopen twee jaar, is de belangrijkste doelstelling van Hagemeyer nu het herstel van haar financiële en operationele resultaten. Operationeel gezien zal onze belangrijkste focus gericht zijn op het verbeteren van de winstgevendheid in onze kerndivisie PPS. Het allerbelangrijkste doel op korte termijn is het realiseren van een turnaround in het Verenigd Koninkrijk door herstel van de tradionele service niveaus en marktpositie en door verdere kostenbesparingen.

Op korte termijn zal Hagemeyer de nadruk leggen op:

- het verhogen van de omzet;
- het verlagen van de algehele kostenbasis en het break-even punt in Duitsland, het Verenigd Koninkrijk en de Verenigde Staten door:
  - verbetering van de winstgevendheid door voortgezette netwerkrationalisatie en verbeteringen in de toeleveringsketen
  - voortgezette vermindering van het aantal werknemers met als doel voor 2004 een reductie van 1.000 medewerkers;
- focus op cash management door:
  - minimalisering van cash uitgaven en optimalisering van cash inkomsten
  - efficiënt gebruik van werkkapitaal, ondersteund door gunstigere leveringsvoorwaarden na de financiële herstructurering.

De realisatie van deze doelstellingen wordt gekoppeld aan een nieuw te ontwikkelen incentive plan voor het operationele management.

Hagemeyer stelt als doel voor de middellange termijn:

- het bedrijf te laten groeien in de zeer omvangrijke en sterk gefragmenteerde markt voor MRO producten;
- de samenhang en stabiliteit van het klantenbestand te laten toenemen door groei van de activiteiten op het gebied van integrated supply en andere diensten;
- de winstgevendheid van het productassortiment te verbeteren door meer aandacht voor prijsbeleid en door het marktaandeel in private label-producten, die een hogere winstmarge hebben, te doen toenemen; en
- nadruk te blijven leggen op het realiseren van synergie door centrale inkoop.

PPS strategie

Hagemeyers strategie voor PPS is producten en diensten leveren aan installateurs in het C&I segment en aan industriële afnemers in Europa, Noord-Amerika en in de regio Azië-Pacific (met name Australië). De PPS divisie levert eveneens diensten met toegevoegde waarde, zoals inkoop- en voorraadmanagement middels de integrated supply activiteiten van de divisie. Hagemeyer neemt in de meeste van haar markten een leidende positie in.

Een belangrijk onderdeel van Hagemeyers PPS strategie is gericht op het terugbrengen van het aantal leveranciers en het versterken van de relatie met de belangrijkste leveranciers. Een hoofddoel van gecentraliseerde inkoop is het betrekken van meer volume van minder leveranciers, het realiseren van hogere kwantumkortingen en betere inkoopvoorwaarden, alsmede een efficiëntere toeleveringsketen, resulterend in besparingen op kosten voor inkoop, logistiek en administratie.

Nu de financiële herstructurering begin 2004 is afgerond, moet herstel van haar markten Hagemeyer in staat stellen op middellange termijn terug te keren naar een normaal operationeel niveau en winstgevendheid. In het Verenigd Koninkrijk kan herstel van de marktpositie en de noodzakelijke aanpassing van de kostenbasis nog wel twee jaar duren. Hagemeyer richt zich op groei binnen haar bestaande geografische markten, die nog steeds aanzienlijke ruimte voor verdere groei bieden.

In bijna alle werkmaatschappijen is het proces van integratie en afstemming van de verkoopteams per klantsegment voltooid. Op logistiek gebied is het concept van regionale distributiecentra reeds ingevoerd in het Verenigd Koninkrijk, Noord-Amerika, Centraal Europa en Noord-Europa. Voortbouwend op haar ervaringen met de implementatie van het ERP systeem in het Verenigd Koninkrijk en Ierland, heeft Hagemeyer met succes een verbeterde versie van het ERP systeem in Australië ingevoerd. Grote investeringen op het gebied van IT zijn momenteel opgeschort, en het ERP systeem zal over een langere periode worden geïmplementeerd dan aanvankelijk voorzien.

Naast de PPS divisie heeft Hagemeyer ook een aantal werkmaatschappijen die actief zijn op het gebied van de distributie van merkproducten in diverse consumentenmarkten. Deze activiteiten worden met succes gemanaged in een afzonderlijke divisie, namelijk Agencies/Consumer Electronics (ACE).

Hagemeyer zal zich met name richten op herstel van de activiteiten in het Verenigd Koninkrijk, het verbeteren van de winstgevendheid in Duitsland en de USA en de verbetering van het rendement op het geïnvesteerd vermogen. Hiertoe is per regio een aantal kostenreductie- en margeverbeteringsprojecten in gang gezet. Hagemeyer zal de effectiviteit van de strategie blijven toetsen aan de ontwikkeling van het marktaandeel, de voortgang van de herstructurering, de ontwikkeling van de financiële positie en marktomstandigheden, en waar nodig de strategie bijstellen.

De Raad van Commissarissen bestond in 2003 uit vier leden. Buiten de verantwoordelijkheden als Voorzitter en Vice-voorzitter, maken alle leden deel uit van ofwel de Audit Commissie ofwel de Remuneratie Commissie. In 2003 werd bekendgemaakt dat twee langzittende leden in 2004 zullen aftreden zodra nieuwe leden voor de Raad van Commissarissen worden benoemd. De Raad van Commissarissen bestaat uit de volgende leden:

Mr P.J. Kalff (1937)
Voormalig voorzitter Raad van Bestuur
ABN AMRO Bank N.V.
Nederlandse nationaliteit. Benoemd in 1994,
zittingsperiode tot 2006.

Belangrijkste nevenfuncties:
Lid Raad van Commissarissen Concertgebouw N.V.
Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V.
Voorzitter Raad van Commissarissen N.V. Luchthaven Schiphol
Vice-voorzitter Raad van Commissarissen Stork N.V.
Lid van de International Advisory Committee van de Federal Reserve Bank te New York (USA)
Lid van het bestuur van Aon Corporation (USA).

D.G. Eustace (1936)
Voormalig Vice-voorzitter Raad van Bestuur en
Group Management Committee van
Philips Electronics N.V.
Britse en Canadese nationaliteit. Benoemd in 1999,
zittingsperiode tot 2007.

Belangrijkste nevenfuncties:
Lid Raad van Commissarissen Koninklijke Luchtvaart Maatschappij N.V.
Lid Raad van Commissarissen AEGON N.V.
Vice-voorzitter Raad van Commissarissen Koninklijke KPN N.V.
Voorzitter Board van Sendo Holdings Plc (Verenigd Koninkrijk)
Voorzitter Board van Smith and Nephew Plc (Verenigd Koninkrijk).

T.Y. Yasuda (1940)
Voormalig Group Managing Director van First
Pacific Company Ltd.
Amerikaanse nationaliteit. Benoemd in 1986,
zittingsperiode eindigt zoals aangekondigd in 2004.

Mr W.F.Th. Corpeleijn (1948)
Voormalig partner van het Nederlands / Belgisch
advocatenkantoor Stibbe.
Nederlandse nationaliteit. Benoemd in 1998,
zittingsperiode eindigt zoals aangekondigd in 2004.

Belangrijkste nevenfuncties:
Voorzitter Raad van Commissarissen Ankerpoort N.V.
Voorzitter Raad van Commissarissen 3W Vastgoed B.V.
Voorzitter Raad van Commissarissen Theodoor Gilissen Bankiers N.V.
Voorzitter Raad van Commissarissen Stiho B.V.
Lid Raad van Commissarissen Vesteda Groep B.V.
Non-executief lid Raad van Bestuur SCR Sibelco N.V. (België).

Mr R. ter Haar (1950) *
Benoemd tot lid van de Raad van Bestuur in 1999 in de functie van Voorzitter. Nederlandse nationaliteit. Was voordien voorzitter van de hoofddirectie van De Boer Unigro en bekleedde daarvoor leidinggevende posities bij onder andere Sara Lee/DE en Procter & Gamble.

Drs. J.S.T. Tiemstra RA (1952)
Benoemd tot lid van de Raad van Bestuur in 2003 in de functie van Chief Financial Officer. Nederlandse nationaliteit. Was voordien CFO bij Hollandsche Beton Groep en bekleedde daarvoor leidinggevende financiële en operationele posities bij Unilever.

Mr W.H.M. Pot (1957)
Benoemd tot lid van de Raad van Bestuur per 9 januari 2004 voor een periode van maximaal zes maanden. Nederlandse nationaliteit. Voorheen Partner en Managing Director van Goldman Sachs. Zijn specifieke aandachtsgebied als lid van de Raad van Bestuur is de financiële herstructurering.

R.W.A. de Becker (1946) **
In dienst van Hagemeyer sinds 1 maart 2004. Belgische nationaliteit. Was voordien lid van de Raad van Bestuur van Buhrmann en Samas en bekleedde daarvoor leidinggevende operationele posities bij o.a. Black & Decker en Xerox.

* De heer Ter Haar trad per 1 maart 2004 af als lid en Voorzitter van de Raad van Bestuur.

** De heer De Becker wordt voorgesteld voor benoeming tot lid van de Raad van Bestuur in de functie van Voorzitter per 21 april 2004.

Executive Committee *

Naast de CEO en de CFO bestaat het Executive Committee uit de volgende leden:

Ir. E.H.M. van den Assem (1949)
Lid van het Executive Committee sinds 23 april 2002, verantwoordelijk voor de PPS activiteiten in Centraal-Europa. Nederlandse nationaliteit. Bekleedde voorheen leidinggevende posities bij onder andere Alcatel en Fokker Aircraft, en was lid van de Raad van Bestuur van DAF Trucks. Van 27 april 2000 tot en met 28 januari 2003 lid van de Raad van Bestuur van Hagemeyer.

R.A.J. Hin MSC (1950)
Lid van het Executive Committee sinds 23 april 2002, verantwoordelijk voor Change Management en Corporate Development. Nederlandse nationaliteit. Sinds 2001 in dienst van Hagemeyer als groepsdirecteur HR. Voordien onder meer werkzaam als president van Immoeuro B.V., managing partner van Ray & Berndtson executive search en in verschillende leidinggevende posities bij IT&T en Atlantic Richfield Corporation.

Stafdirecteuren

Mr H. Bijl (1968)
Group Legal Counsel

Mr M.G.T. van Kruijsbergen (1968)
Fiscale Zaken

D. Lauer (1964)
CIO Information Communication Technology

B.J. Mapletoft (1948)
Treasury

Dr. H.J. Mouthaan RA (1963)
Controlling / Internal Audit

* De heren D.G. Gundling en G.L. Pickles traden beiden per 30 juni 2003 af als lid van het Executive Committee en de heer G.W.F. Hol per 1 maart 2004.

Aan de aandeelhouders van Hagemeyer N.V.

Jaarrekening 2003
Hierbij bieden wij u de door de Raad van Bestuur opgemaakte jaarrekening over 2003 aan.
Deze omvat:
- de geconsolideerde balans per 31 december
- de geconsolideerde winst- en verliesrekening over het kalenderjaar
- het geconsolideerde kasstroomoverzicht over het kalenderjaar
- de vennootschappelijke balans per 31 december
- de vennootschappelijke winst- en verliesrekening over het kalenderjaar
- de toelichting op de jaarrekening.

Deze jaarrekening is gecontroleerd door Deloitte Accountants zoals blijkt uit de accountantsverklaring die u in dit verslag aantreft op pagina 76. Wij kunnen ons met deze stukken verenigen en stellen u voor de jaarrekening 2003 overeenkomstig vast te stellen.

Dividend
Over 2003 heeft Hagemeyer geen interim-dividend uitgekeerd en gezien het negatieve resultaat over 2003 zal er evenmin een slotdividend over het boekjaar 2003 worden uitgekeerd. Zoals beschreven in het Prospectus dd. 16 januari 2004 is het evenmin waarschijnlijk dat in de nabije toekomst dividend zal worden uitgekeerd. In het kader van de nieuw afgesloten financieringsovereenkomsten is Hagemeyer met haar financiers overeengekomen om geen dividend uit te keren, tenzij: (i) de interest cover ratio tenminste 3,5 : 1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,00 : 1 en (ii) er geen sprake is van een Event of Default.

Agendapunten algemene vergadering van aandeelhouders 21 april 2004
Zoals eerder bekendgemaakt zal de samenstelling van de Raad van Commissarissen worden gewijzigd. De Raad van Commissarissen is eenstemmig tot de conclusie gekomen dat het wenselijk is om nieuwe commissarissen te benoemen nu Hagemeyer een nieuwe fase ingaat. Twee lang zittende leden van de Raad van Commissarissen, de heren T.Y. Yasuda en Mr W.F.Th. Corpeleijn, hebben reeds eerder bekendgemaakt dat zij zullen aftreden, zodra de aandeelhouders nieuwe commissarissen hebben benoemd. Met een onderbreking van twee jaar is de heer Yasuda sedert 1986 verbonden geweest aan ons college. Tot 1998 als vertegenwoordiger van de toenmalige grootaandeelhouder First Pacific en later als onafhankelijk commissaris. Met zijn brede internationale ervaring en vooral zijn grote kennis van Azië-Pacific heeft hij een belangrijke bijdrage geleverd aan het functioneren van onze Raad. De heer Corpeleijn trad in 1998 toe tot onze Raad en heeft zijn grote ondernemingsrechtelijke ervaring ten dienste gesteld van onze Raad. De Raad van Commissarissen is de heren Yasuda en Corpeleijn bijzonder dankbaar voor hun grote en langdurige betrokkenheid bij de onderneming. Het is de intentie dat de Gecombineerde Vergadering van Raad van Commissarissen en Raad van Bestuur voor de jaarlijkse algemene vergadering van aandeelhouders van 21 april 2004 met een voorstel zal komen betreffende nieuw te benoemen leden van de Raad van Commissarissen.

Zoals bij de aankondiging van de voorgestelde financiële herstructurering bekendgemaakt heeft de heer Mr R. ter Haar besloten af te treden als voorzitter en lid van de Raad van Bestuur, een functie die hij sinds 1999 bekleedde. De heer Ter Haar heeft zijn functie per 1 maart 2004 neergelegd. De heer Ter Haar heeft een essentiële rol gespeeld in de transformatie van Hagemeyer tot een business-to-business distributie- en diensverleningsbedrijf. De Raad van Commissarissen is hem erkentelijk voor zijn bijdrage aan de onderneming en is ervan overtuigd dat Hagemeyers strategie, ondanks de huidige problemen, op termijn vruchten zal afwerpen.

De Gecombineerde Vergadering stelt u voor de heer R.W.A. de Becker te benoemen tot lid van de Raad van Bestuur in de functie van Voorzitter.

De heer De Becker is sinds 1 maart 2004 in dienst van de Vennootschap. Hij is afkomstig van Buhrmann, waar hij als lid van de Raad van Bestuur verantwoordelijk was voor Buhrmanns activiteiten in Europa. Voordat hij bij Buhrmann in dienst trad was de heer De Becker lid van de Raad van Bestuur van Samas. Voordien bekleedde hij verschillende general management posities bij ondermeer Black & Decker en Xerox. De heer De Becker is zeer internationaal georiënteerd aangezien hij in zes Europese landen en in de Verenigde Staten gewoond en gewerkt heeft. Hij beschikt over aanzienlijke operationele managementervaring binnen de business-to-business distributie en dienstverlening. Zijn werkervaring sluit zeer goed aan bij wat Hagemeyer in de komende tijd nodig heeft. Nadere achtergrondinformatie over de heer De Becker treft u aan in de bijlage bij dit jaarverslag, waarin u tevens de agenda voor de vergadering aantreft.

Functioneren Raad van Commissarissen

De Raad van Commissarissen kent een reglement waarin de inrichting, de taken en de werkwijze van de Raad, de onderlinge samenwerking en de verhouding tot de onderneming en haar stakeholders zijn geregeld. Het reglement voorziet onder meer in een vastgesteld vergaderschema voor de formele contacten tussen onze Raad en de Raad van Bestuur. Deze Gecombineerde Vergadering vindt tenminste vier maal per jaar plaats. Eveneens worden zeer geregeld informele contacten onderhouden en, wanneer nodig, extra (telefonische) vergaderingen belegd. De commissarissen worden tenminste maandelijks uitgebreid geïnformeerd over de zakelijke en financiële gang van zaken. De Raad verleent goedkeuring aan belangrijke investeringsvoorstellen en benoemingen. Onze Raad vergadert tenminste eenmaal per jaar buiten aanwezigheid van de Raad van Bestuur. In deze vergadering bespreekt de Raad het eigen functioneren, de samenstelling en de grootte van de Raad, de samenwerking met de Raad van Bestuur, alsmede de samenstelling en het functioneren van de Raad van Bestuur en het Executive Committee. Ieder lid van onze Raad dient in principe in de gelegenheid te zijn om alle vergaderingen van de Raad van Commissarissen bij te wonen.

Binnen onze Raad is een vaste Remuneratie Commissie voor honoreringskwesties ingesteld, alsmede een Audit Commissie. Daarnaast kunnen andere permanente en tijdelijke commissies worden ingesteld. Met de selectie van topmanagement is de gehele Raad van Commissarissen belast.

Audit Commissie

Het reglement van de Audit Commissie voorziet in een controle namens de Raad van Commissarissen op de accounting procedures en financiële rapportage in de onderneming, de interne controlesystemen en de audit functie, de financiële verslaglegging en de onafhankelijke controle daarvan en tenslotte op de vervulling van de onafhankelijke rol van de externe accountant.

Vooruitlopend op de later in Nederland breed gevoerde discussie over de rol van de accountant heeft Hagemeyer reeds in april 2002 bekendgemaakt dat zij de verschillende functies van de accountant zal scheiden, om mogelijke belangenverstrengeling tussen de positie van externe accountant en adviseur te voorkomen.

De Audit Commissie kwam in 2003 driemaal bijeen. In aanwezigheid van vertegenwoordigers van de externe accountant werden onder meer de jaarcijfers 2002 en het halfjaarbericht 2003, de financiële situatie van de onderneming en de control issues in het Verenigd Koninkrijk en de Verenigde Staten besproken.

Remuneratie Commissie

De commissie ziet erop toe dat de beloningen van het topmanagement marktconform zijn. Het honoreringsbeleid is erop gericht om sterke, gekwalificeerde managers en specialisten te kunnen aantrekken en voor langere tijd aan de onderneming te binden, binnen een internationaal concurrerende marktomgeving. Het huidige honoreringspakket is opgebouwd uit een vast basissalaris, een Short Term Incentive (STI; jaarlijkse cash bonus) en een Long Term Incentive (LTI; waarbij een uitgestelde cash bonus wordt omgezet in aandelen van de onderneming). Deze zijn gebaseerd op duidelijk gedefinieerde en meetbare doelstellingen. De samenstelling van het honoreringspakket heeft als doel het totaalinkomen direct afhankelijk te maken van de resultaten (financieel en anderszins) van de onderneming en een duidelijke koppeling te verzekeren tussen de belangen van de aandeelhouders en het management. Het is het beleid dat bij een volledige realisatie van de STI en LTI doelstellingen, de hoogte van deze cash bonussen maximaal 120% van het basissalaris zal bedragen. Daarnaast kwalificeren topmanagers zich voor aandelenopties. Deze opties worden toegekend onder de voorwaarde dat aan bepaalde prestatiecriteria wordt voldaan en vallen vrij na een periode van tenminste drie jaar. Voor nadere details over de remuneratie van het topmanagement verwijzen wij naar toelichting 20 van de jaarrekening (pagina 61).

Profielschets

In een profielschets is onder meer de gewenste samenstelling en omvang van de Raad van Commissarissen beschreven. Maatstaf bij de samenstelling van de Raad vormt onder meer de voor de onderneming benodigde deskundigheid op het gebied van strategische en financiële besluitvorming en het internationaal zakendoen. De in de profielschets opgenomen criteria gelden zowel bij benoeming als bij herbenoeming van een commissaris, waarbij herbenoeming geen automatisme is. De profielschets ligt ter inzage ten kantore van de Vennootschap.

Onafhankelijkheid

Binnen Hagemeyer verricht iedere commissaris zijn functie als onafhankelijk persoon en niet als vertegenwoordiger van mogelijke groeperingen of organisaties. Geen van de commissarissen is werkzaam geweest bij de onderneming. Tevens ontvangt geen van de commissarissen een vergoeding voor advieswerkzaamheden bij de onderneming.

Corporate Governance

De Raad van Commissarissen heeft met instemming kennis genomen van de Nederlandse corporate governance code zoals die op 9 december 2003 is gepubliceerd. Uit het vorenstaande blijkt dat Hagemeyer een groot aantal bepalingen van deze code reeds toepast. De Raad van Commissarissen zal er op toezien dat in het verslagjaar 2004 de principes en bepalingen van de code grotendeels zullen worden toegepast en eventuele afwijkingen zullen worden toegelicht. De Raad van Commissarissen zelf zal, waar nodig en van toepassing, het reglement van de Raad van Commissarissen en de reglementen van de commissies uit de Raad van Commissarissen aanpassen aan de code. Wij verwijzen voorts naar het meer uitgebreide hoofdstuk Corporate Governance in dit jaarverslag op pagina 82.

Verslag over 2003

In het verslagjaar hadden de Raad van Commissarissen en de Raad van Bestuur zeventien maal overleg in vergaderingen of telefoonconferenties. Daarnaast overlegde de Raad van Commissarissen een aantal malen buiten aanwezigheid van de Raad van Bestuur. In de Gecombineerde Vergaderingen is de gang van zaken binnen de onderneming doorgenomen, waarbij de aan de aandeelhouders voor te leggen jaarrekening over 2002, maandrapporten, het jaarbudget, de trading update over het eerste kwartaal 2003, het halfjaarbericht 2003 en de trading update over het derde kwartaal 2003 werden besproken. Bovendien werd uitgebreid stilgestaan bij de problemen die na de implementatie van het nieuwe ERP systeem in het Verenigd Koninkrijk ontstonden. Na door onze Raad verleende toestemming werden in verband met personeelsopties rechten toegekend tot het nemen van 843.635 gewone aandelen Hagemeyer.

In het licht van de verslechterende bedrijfsresultaten werd veel aandacht besteed aan de ontwikkeling van de liquiditeit en de diverse financierings issues en werd intensief gesproken over de strategische keuzes en ingrijpende plannen ter realisering van de noodzakelijke herstructurering van de kapitaalbasis. In het tweede kwartaal van 2003 werd in dit verband een uitgebreid onderzoek gestart naar de verschillende mogelijkheden om tot een oplossing te komen voor de financiële problemen. In de vele extra vergaderingen zijn de verschillende alternatieven uitgebreid besproken. Een aantal van deze alternatieven werd vervolgens nader uitgewerkt. Wij hebben vooral gedurende de tweede helft van het jaar intensief contact gehad met de Raad van Bestuur, om toezicht te houden en advies te geven waar mogelijk. Die contacten zijn vele malen intensiever geweest dan onder normale omstandigheden gebruikelijk. De Raad van Commissarissen heeft zelf geen onderhandelingen gevoerd met banken, andere financiers of potentiële gegadigden; dat is de taak van de Raad van Bestuur. Binnen die taakverdeling hebben de commissarissen nauwgezet de vinger aan de pols gehouden en de acties van de Raad van Bestuur gevolgd en met advies ondersteund.

Verslag algemene vergadering van aandeelhouders van 9 januari 2004

Tijdens de op 9 januari 2004 gehouden speciale algemene vergadering van aandeelhouders werd de voorgestelde herfinanciering van Hagemeyer uitvoerig toegelicht en besproken. Van de aanwezige houders van gewone aandelen verleende ruim 90% goedkeuring aan de voorgestelde uitgifte van ten hoogste 383.107.396 aandelen tegen een uitgifteprijs van tenminste EUR 1,20 per aandeel. Daaronder is begrepen het verlenen van rechten tot het nemen van 100.000.000 aandelen voor een uitoefenprijs van tenminste EUR 1,50 per aandeel in verband met nieuw uit te geven achtergestelde converteerbare obligaties. Voorts verleende de vergadering goedkeuring aan het voorstel tot het uitsluiten van het voorkeursrecht bij uitgifte van aandelen. Daaronder is begrepen het verlenen van rechten tot het nemen van aandelen in verband met nieuw uit te geven achtergestelde converteerbare obligaties. Daarnaast werd goedkeuring verleend aan de voorgestelde statutenwijziging, waarbij het maatschappelijk kapitaal van Hagemeyer verhoogd werd van EUR 600 miljoen tot EUR 810 miljoen, de preferente aandelen werden afgeschaft en enkele kleine technische wijzigingen werden doorgevoerd. De heer Mr W.H.M. Pot werd benoemd tot lid van de Raad van Bestuur. Deze benoeming hield met name verband met de uitgebreide extra werkzaamheden met betrekking tot het onderhandelen en realiseren van de financiële herstructurering, inclusief de emissie van 383 miljoen nieuwe aandelen, alsmede een converteerbare obligatielening. De benoeming geldt voor een periode van maximaal zes maanden.

De Raad van Commissarissen heeft het vertrouwen dat de financiële herstructurering een goede basis vormt voor een herstel van de winstgevendheid in de komende jaren.

Voor een nadere toelichting omtrent de gang van zaken gedurende het boekjaar 2003 verwijzen wij naar het verslag van de Raad van Bestuur.

Naarden, 2 maart 2004

Raad van Commissarissen

Mr P.J. Kalff, Voorzitter
D.G. Eustace, Vice-voorzitter
T.Y. Yasuda
Mr W.F.Th. Corpeleijn

Geconsolideerde omzet en resultaten

De netto omzet over 2003 bedroeg EUR 6.337,8 miljoen ten opzichte van EUR 8.343,5 miljoen in het voorgaande jaar. Het netto effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 1.236,4 miljoen. Dit had met name betrekking op de desinvestering van Tech Pacific en de Stokvis Tapes Groep, alsmede de overdracht van het Puma agentschap in Japan. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 447,6 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 4,9% (EUR 321,7 miljoen), waarbij de autonome groei in de eerste en in de tweede helft van het jaar respectievelijk 3,5% negatief en 6,4% negatief was. Het aandeel van de divisie Professional Products en Services (PPS) in de totale netto omzet bedroeg EUR 5.061,9 miljoen, of wel 80% (in 2002 was dit EUR 5.876,2 miljoen of wel 70%). De autonome groei voor de divisie PPS was gedurende het eerste halfjaar 8,0% negatief en in het tweede halfjaar 6,8% negatief.

Het bruto omzetresultaat (voor bijzondere posten) over 2003 bedroeg EUR 1.346,4 miljoen, een daling ten opzichte van het voorgaande jaar met EUR 375,0 miljoen. De brutomarge nam toe van 20,6% in 2002 tot 21,2% in 2003. Deze toename is het resultaat van een verandering in de samenstelling van de omzet van de Groep, in het bijzonder het verminderde aandeel van ITPS (dat lagere marges kent) als gevolg van de desinvestering van Tech Pacific.

EBITDA (voor bijzondere posten) over 2003 bedroeg EUR 40,6 miljoen, een daling van EUR 229,3 miljoen ten opzichte van de herziene EBITDA voor 2002. De EBITDA marge was 0,6% ten opzichte van 3,2% in 2002. De sterke afname van de EBITDA is voornamelijk het gevolg van zwakke marktomstandigheden in de kerndivisie PPS en met name het voortdurende effect van het verlies van marktaandeel, alsmede hogere bedrijfslasten in het Verenigd Koninkrijk.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2003 met ruim 1.400 medewerkers (exclusief de desinvestering van Tech Pacific en de Stokvis Tapes Groep en de overdracht van het Puma agentschap).

EBITA (voor bijzondere posten) over 2003 was EUR 9,3 miljoen negatief, een daling van EUR 217,9 miljoen ten opzichte van de herziene EBITA 2002. De EBITA marge was 0,1% negatief ten opzichte van 2,5% in het voorgaande jaar.

De netto bijzondere posten in 2003 bedroegen EUR 126,0 miljoen negatief en zijn als volgt samengesteld:

(x EUR miljoen)	
- Netto boekwinst, met name verbandhoudend met de desinvesteringen van Tech Pacific, de Stokvis Tapes Groep en Pluz	41,7
- Centraliseren van magazijnen	(35,5)
- Terugbrengen van het personeelsbestand	(27,7)
- Verstoringen van de bedrijfsprocessen in het Verenigd Koninkrijk	(24,9)
- Ontwikkeling en implementatie van Hagemeyers ERP systeem	(24,4)
- Regelgeving en risicomanagement, waarvan EUR 19,1 miljoen betrekking heeft op een toevoeging aan de voorzieningen inzake silicose en asbest claims in de USA	(20,1)
- Herstructurering van het vestigingennetwerk, exclusief afvloeiingskosten	(13,6)
- Aanpassingen van het resultaat uit voorgaande jaren	(12,5)
- Herstructurering bestaande informatie systemen, inclusief double running kosten	(8,6)
- Aan de ERP systemen gerelateerde herwaardering van activa en passiva, als gevolg van ontbrekende en/of inaccurate gegevens	(5,4)
- Implementatie van shared service centres	(5,1)
- Verschillende andere bijzondere posten	10,1

In toelichting 21 op de jaarrekening wordt een gedetailleerd overzicht gegeven van de verschillende bijzondere posten.

In het netto resultaat voor 2002 was een bedrag aan buitengewone lasten begrepen van EUR 95,8 miljoen. Daarnaast was in de post overige bedrijfsopbrengsten in 2002 een bedrag van EUR 57,5 miljoen begrepen aan boekwinsten, gerealiseerd op de verkoop van materiële vaste activa. Beide bedragen zijn geherclassificeerd naar bijzondere posten.

Gedurende het jaar werd EUR 27,1 miljoen van de herstructurerings- en reorganisatievoorzieningen aangewend. Hiervan had circa EUR 15,3 miljoen betrekking op kosten voor reorganisaties in de PPS divisie. Hierin waren kosten begrepen voor de stroomlijning van de logistieke infrastructuur, rationalisering van het vestigingennetwerk in Europa en Noord-Amerika en het terugbrengen van het personeelsbestand. Een verder bedrag van EUR 8,5 miljoen had betrekking op reorganisatie en reductie van het personeelsbestand in de divisie Agencies/Consumer Electronics.

De **afschrijvingen**, inclusief afschrijving op goodwill, bedroegen in 2003 EUR 83,8 miljoen, tegen EUR 96,2 miljoen in 2002. Het aandeel in resultaat deelnemingen voor belastingen nam toe van EUR 3,9 miljoen in 2002 tot EUR 7,7 miljoen in 2003, voornamelijk toe te schrijven aan het resterende belang van 31,5% in Tech Pacific, dat vanaf 1 juni 2003 wordt verantwoord onder aandeel in resultaat deelnemingen.

De **netto financiële lasten** namen toe van EUR 63,0 miljoen in 2002 tot EUR 122,0 miljoen in het verslagjaar. Deze toename was voornamelijk het gevolg van een combinatie van de hogere marktrente, deels gecompenseerd door een lagere financieringsbehoefte en het positieve effect van wisselkoersmutaties. Hierin is ook een bedrag van EUR 45,0 miljoen begrepen voor standstill- en advieskosten verbandhoudend met de herfinanciering van de Groep.

De **post belastingen** bedroeg EUR 35,0 miljoen, inclusief een afschrijving van EUR 30,2 miljoen aan latente belastingen, voornamelijk in het Verenigd Koninkrijk en de USA.

De **cash earnings** (het resultaat na belastingen) was per 31 december 2003 EUR 284,2 miljoen negatief ten opzichte van EUR 91,6 miljoen positief in 2002 (herzien). Per aandeel daalden de cash earnings van EUR 0,82 in 2002 (herzien) tot EUR 2,60 negatief in 2003.

Het **resultaat na belastingen** over 2003 was EUR 318,0 miljoen negatief (2002: EUR 56,8 miljoen positief).

Financiële positie

De **totale vaste activa** bedroegen per jaareinde EUR 2.603,5 miljoen, een afname van EUR 704,4 miljoen ten opzichte van vorig jaar. Het netto effect van overnames en desinvesteringen heeft geleid tot een afname van de totale activa met EUR 334,5 miljoen. Wisselkoersmutaties hadden een negatief effect van ruim EUR 157,9 miljoen.

Het **gemiddelde werkkapitaal** als percentage van de omzet van de Groep nam licht toe van 14,9% in 2002 tot 15,1% in 2003. De toename is volledig toe te schrijven aan de desinvestering van Tech Pacific (6,7% netto werkkapitaal/netto omzet in 2002). De PPS divisie realiseerde een verbetering van 18,1% in 2002 tot 16,4% in 2003. Dit als gevolg van efficiënter gebruik van werkkapitaal, ondanks de druk op de post handelscrediteuren als gevolg van onzekerheid over de financiële positie van de Groep. Ook het gemiddelde werkkapitaal als percentage van de netto omzet bij de divisie Agencies/Consumer Electronics verbeterde en wel van 19,7% in 2002 tot 19,4% in 2003.

Het netto handelswerkkapitaal voor de Groep bedroeg per jaareinde EUR 923,1 miljoen (2002: EUR 1.299,9 miljoen). Het totale netto werkkapitaal bedroeg EUR 749,0 miljoen (2002: EUR 1.095,7 miljoen).

Het netto handelswerkkapitaal van de PPS divisie bedroeg per 31 december 2003 EUR 815,8 miljoen, een daling van EUR 217,7 miljoen ten opzichte van 31 december 2002. In deze daling is een bedrag van EUR 63,8 miljoen aan positieve effecten van wisselkoersmutaties begrepen.

De **post immateriële vaste activa** bedroeg per jaareinde EUR 585,1 miljoen. Hiervan had EUR 67,9 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties, alsmede het programmeren en testen van het ERP systeem. Daarnaast is per 31 december 2003 EUR 510,4 miljoen geactiveerde goodwill als immaterieel actief opgenomen.

Het **eigen vermogen** nam af van EUR 928,6 miljoen per eind 2002 tot EUR 542,5 miljoen per eind 2003. Deze daling is het gevolg van het netto verlies in 2003, het negatieve effect van wisselkoersmutaties en het slotdividend over 2002, die gedurende het jaar zijn uitgekeerd.

De **kasstroom uit bedrijfsactiviteiten** bedroeg in het verslagjaar EUR 0,7 miljoen negatief, een afname van EUR 219,6 miljoen ten opzichte van 2002. De afname is voornamelijk het gevolg van de lagere EBITDA. De investering in materiële vaste activa bedroeg EUR 39,2 miljoen in 2003, in vergelijking met EUR 97,9 miljoen in 2002. Ontvangsten uit de verkoop van materiële vaste activa bedroegen EUR 48,4 miljoen (2002: EUR 88,1 miljoen). De negatieve kasstroom uit bijzondere posten (exclusief de opbrengst van desinvesteringen en verkoop van vaste activa) bedroeg EUR 98,4 miljoen (herzien cijfer over 2002: EUR 94,9 miljoen). De vrije kasstroom bedroeg EUR 137,6 miljoen negatief (2002 herzien: EUR 76,8 miljoen positief).

De **netto rentedragende leningen** namen af van EUR 1.040,4 miljoen per ultimo 2002 tot EUR 926,9 miljoen. Deze afname is het gevolg van de positieve kasstroom en het positieve effect van wisselkoersmutaties.

Gebeurtenissen na balansdatum

Op 8 december 2003 heeft Hagemeyer overeenstemming bereikt over een aantal term sheets met nagenoeg al haar financiers, betreffende een claimemissie en een emissie van achtergestelde converteerbare obligaties, de herstructurering van praktisch alle bestaande financiële verplichtingen en de conversie van de uitstaande cumulatief preferente aandelen in gewone aandelen. Op basis van deze term sheets heeft Hagemeyer op of omstreeks 14 januari 2004 verschillende overeenkomsten met deze financiers gesloten. De emissies en de herstructurering van de bestaande financieringen, alsmede de conversie van de preferente aandelen werden succesvol afgerond op 5 februari 2004. Voor nadere informatie verwijzen wij naar eerdere berichtgeving. Het effect van de herfinanciering is weergegeven in de aangepaste, niet van een accountantsverklaring voorziene, pro forma balans per 31 december 2003 op pagina 78 van dit jaarverslag.

Naast een achtergestelde converteerbare obligatielening van EUR 150 miljoen, bestaan Hagemeyers leningfaciliteiten per 5 februari 2004 uit:

- een doorlopende werkkapitaal faciliteit van EUR 650 miljoen, met een looptijd tot januari 2007;
- een termijnlening faciliteit van EUR 150 miljoen, met looptijden tot januari 2007 (EUR 50 miljoen) en januari 2008 (EUR 100 miljoen);
- een letter of credit faciliteit van EUR 105 miljoen met een looptijd tot januari 2007.

Professional Products en Services (PPS)

De PPS markten waarin Hagemeyer actief is kunnen onderverdeeld worden in de constructie en installatie (C&I) markt en de industriële markt. Afnemers in de C&I markt zijn over het algemeen installateurs van klein tot groot, terwijl de afnemers in het industriële segment met name grote industriële bedrijven en fabrieken zijn. C&I afnemers kopen over het algemeen voornamelijk elektrotechnische materialen. De industriële afnemers kopen een breed pakket van elektrotechnische materialen, veiligheids- en andere MRO producten.

Constructie- en installatie (C&I) markten

De C&I markten in Europa, Noord-Amerika en Azië-Pacific worden ieder gekenmerkt door een groot aantal leveranciers en een breed productenpakket. Afnemers variëren van kleine tot middelgrote installateurs tot grote bouwbedrijven. In de C&I markt is het overgrote deel van de afnemers over het algemeen relatief klein. De uitdaging voor de fabrikanten van producten die in de C&I markt worden verkocht is traditioneel gelegen in de efficiënte toelevering aan een breed verspreid klantenbestand, terwijl het meestal kleine orders betreft. Schaalvoordelen zijn beperkt en dat maakt het over het algemeen moeilijk voor hen om directe levering tegen lage kosten te bieden. Distributeurs kunnen veel effectiever een deugdelijke service aanbieden door het combineren van producten van een groot aantal fabrikanten en door klanten te beleveren via dezelfde infrastructuur voor logistiek en verkoop.

De C&I markten waarin Hagemeyer actief is, zijn over het algemeen zeer sterk gefragmenteerd en concurrentiegevoelig. Distributeurs van elektrotechnische materialen in deze markten variëren van vele kleine eenmans bedrijfjes, die verkopen aan elektriciens, tot kleinere regionale distributeurs en een gering aantal grote (inter)nationale distributeurs.

Lokale distributeurs concurreren in hun lokale thuismarkt rechtstreeks met nationale en regionale distributeurs. Prijzen worden over het algemeen eerder op lokaal niveau dan landelijk vastgesteld en lokale distributeurs kunnen, door hun krachten te bundelen in inkoopcombinaties, vaak dezelfde prijzen offreren als landelijke groothandelsbedrijven en distributeurs.

Distributeurs verkopen via verschillende kanalen, onder meer via vestigingen waar door middel van 'over de toonbank' verkopen voornamelijk kleine installateurs bediend worden. Ze kunnen ook orders van klanten direct via de vestigingen en de regionale en nationale distributiecentra uitleveren. Veel omzet in de C&I markt is heel lokaal. Omzetvolumes op vestigingniveau zijn meestal kleiner dan in het geval van directe leveringen, maar de marges zijn over het algemeen hoger. Het grote assortiment producten en het grote aantal leveranciers houdt in dat distributeurs als Hagemeyer over uitgebreide productkennis moeten beschikken om succesvol te kunnen zijn.

Industriële markten

De industriële markten in Europa, Noord-Amerika en Azië-Pacific worden elk gekenmerkt door een groot aantal leveranciers en een breed assortiment producten. Afnemers in het industriële segment zijn meest grote industriële bedrijven en fabrieken, die over het algemeen grote hoeveelheden afnemen om hun productieproces draaiende te houden. Een toenemend aantal van dit soort ondernemingen gaat uitbestedingsovereenkomsten aan met distributeurs van elektrotechnische materialen en andere veiligheids- en MRO producten, om hun inkoop en voorraadbeheer gedeeltelijk of geheel uit te besteden. Wat misschien wel het belangrijkste is voor industriële afnemers is de betrouwbaarheid van het afgesproken serviceniveau van de toeleverancier. Te late of onjuiste leveringen kunnen leiden tot dure vertragingen in het productieproces.

De industriële markt is in de Verenigde Staten breder ontwikkeld dan die in Europa en Azië-Pacific. Waar in de Verenigde Staten sprake is van een relatief groot aantal industriële distributeurs, van wie velen distributie, value added en integrated supply diensten bieden, hebben de grote industriële ondernemingen in Europa en Azië-Pacific door de jaren heen meer vertrouwd op lokale leveranciers en hun eigen inkoopafdelingen, dan op grote distributeurs van elektrotechnische materialen, veiligheids- en andere MRO producten. Het uitbesteden van inkoop en voorraadbeheer als zodanig is in de Verenigde Staten verder ontwikkeld dan in Europa en Azië-Pacific. Als gevolg daarvan zijn de industriële markten in Europa en Azië-Pacific over het algemeen gefragmenteerder dan in de Verenigde Staten. In vergelijking met de C&I markten zijn de omzetvolumes in de industriële markten meestal hoger, als gevolg van de grotere omvang van de spelers, terwijl de marges over het algemeen lager zijn gezien de grotere omvang van de orders.

Agencies/Consumer Electronics (ACE)

Via de divisie Agencies/Consumer Electronics heeft Hagemeyer ook een beperkt aantal distributie-activiteiten op het gebied van consumentenproducten in verschillende specifieke markten. Deze activiteiten omvatten luxe en vrijetijdsartikelen, in Azië-Pacific, laaggeprijsde trendgevoelige consumenten electronica producten in Noord-Amerika en consumenten- en professionele elektronica en merkproducten op het gebied van imaging, zoals het Panasonic agentschap in Nederland. De marges in deze sector zijn afhankelijk van verschillende factoren, zoals de levensduur van het product, de prijs en of het al dan niet verkocht wordt in een uitverkoop. Over het algemeen zijn de marges echter relatief stabiel.
De consumentenproductenactiviteiten maken gebruik van geheel andere distributiekanalen dan de markt voor elektrotechnische materialen, veiligheids- en andere MRO producten.

Professional Products en Services (PPS) Totaal

(x EUR miljoen)	**2003**	2002
Netto omzet	**5.061,9**	5,876,2
Bruto omzetresultaat (voor bijzondere posten)	**1.132,1**	1.377,8
Bruto omzetresultaat als % van de netto omzet	**22,4%**	23,4%
Operationele kosten (voor bijzondere posten)	**(1.178,5)**	(1.231,1)
Overige netto bedrijfsopbrengsten	**3,7**	0,2
EBITA (voor bijzondere posten)	**(42,7)**	146,9
EBITA als % van de netto omzet	**(0,8%)**	2,5%
Werkkapitaal als % van de netto omzet	**16,4%**	18,1%

In 2003 toonde de PPS markt in haar totaliteit geen tekenen van herstel ten opzichte van vorig jaar, ofschoon de ontwikkelingen per regio varieerden. Met name de marktomstandigheden in de USA, Duitsland en het Verenigd Koninkrijk bleven moeilijk. Bovendien veroorzaakte de onzekerheid over de financiële positie van de Groep omzet- en margeverlies. Als gevolg hiervan was de autonome groei voor het hele jaar 7,4% negatief, met een negatieve autonome groei van 8,0% in het eerste halfjaar en van 6,8% in het tweede halfjaar.

Voortdurende moeilijke economische omstandigheden resulteerden in verdere prijsdruk. Bovendien hadden de operationele problemen in het Verenigd Koninkrijk een aanzienlijk negatief effect op het bruto omzetresultaat. Dit alles resulteerde in een daling van de brutomarge voor de totale divisie PPS van 23,4% in 2002 naar 22,4% in 2003.

De aanzienlijke daling van de EBITA marge, van 2,5% in 2002 naar 0,8% negatief in 2003, is voornamelijk het gevolg van de hoge operationele gearing.

In 2003 hebben maatregelen om de operationele kosten te verlagen en de efficiëntie te verbeteren geleid tot het terugbrengen van het personeelsbestand met circa 1.200 medewerkers. Bovendien zijn in 2003, als onderdeel van Hagemeyers strategische programma, regionale distributiecentra geopend in de USA en Centraal Europa.

PPS Europa

(x EUR miljoen)	**2003**	2002
Netto omzet	**3.353,3**	3.867,8
Bruto omzetresultaat (voor bijzondere posten)	**759,2**	916,8
Bruto omzetresultaat als % van de netto omzet	**22,6%**	23,7%
Operationele kosten (voor bijzondere posten)	**(808,9)**	(815,2)
Overige netto bedrijfsopbrengsten	**3,7**	0,2
EBITA (voor bijzondere posten)	**(46,6)**	105,5
EBITA als % van de netto omzet	**(1,4%)**	2,7%
Werkkapitaal als % van de netto omzet	**16,1%**	17,2%

De netto omzet over 2003 bedroeg EUR 3.353,3 miljoen, een daling van 13,3% ten opzichte van het voorgaande jaar. Desinvesteringen hadden een daling van de omzet met EUR 76,4 miljoen tot gevolg. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 129,3 miljoen.

Over het gehele jaar was sprake van 8,4% negatieve autonome groei (EUR 308,9 miljoen negatief). De verdeling over het eerste en het tweede halfjaar was respectievelijk 9,9% negatief en 7,0% negatief.

De ontwikkelingen in de belangrijke markten Duitsland en het Verenigd Koninkrijk waren negatief. In 2003 ging in het Verenigd Koninkrijk marktaandeel verloren als gevolg van voortdurende operationele problemen na de introductie van het ERP systeem bij Newey & Eyre in augustus 2002 en het in bedrijf nemen van een nieuw regionaal distributiecentrum. Dit resulteerde in negatieve autonome groei van 13,8% op basis van hetzelfde aantal werkbare dagen en een autonoom omzetverlies van EUR 148,8 miljoen. Naast de moeilijke economische omstandigheden werd de omzet in Duitsland tot op zekere hoogte negatief beïnvloed door de interne aandacht voor het zogenaamde 'Winner' herstructureringsproject, dat in 2003 succesvol werd ingevoerd. Het 'Winner' project wordt in 2004 voortgezet. Tenslotte werd de omzet in het tweede halfjaar negatief beïnvloed door de onzekerheid over de financiële positie van Hagemeyer.

Het bruto omzetresultaat bedroeg EUR 759,2 miljoen, een daling van EUR 157,6 miljoen ten opzichte van vorig jaar. De brutomarge nam af van 23,7% in 2002 tot 22,6%. Deze daling werd veroorzaakt door voortdurende prijsdruk als gevolg van de verslechterende economische omstandigheden en een gewijzigde samenstelling van de omzet van PPS Europa. Bovendien hadden de problemen met de bedrijfsvoering in het Verenigd Koninkrijk een negatieve invloed op het bruto omzetresultaat. De brutomarge in het Verenigd Koninkrijk daalde van 25,7% in 2002 tot 22,1% in 2003.

Operationele en administratieve problemen verbandhoudend met de implementatie van Hagemeyers nieuwe ERP systeem in het Verenigd Koninkrijk in augustus 2002, veroorzaakte een aanzienlijke ontwrichting in de rapportage. Als gevolg van deze problemen was enige mate van schatting noodzakelijk in zowel de allocatie van bepaalde posten naar 'bruto omzetresultaat' en 'bijzondere posten', als naar 'verstoringen in het bedrijfsproces' en 'aanpassing van het resultaat van voorgaande jaren' in de bijzondere posten, in het bedrijfsresultaat van de activiteiten in het Verenigd Koninkrijk over 2003. EBITA (voor bijzondere posten) nam af van EUR 105,5 miljoen in 2002 (herzien) tot EUR 46,6 miljoen negatief in 2003.

Als percentage van de omzet liep de EBITA marge terug van 2,7% in 2002 (herzien) tot 1,4% negatief. De belangrijke daling van de EBITA marge was het gevolg van de hoge operationele gearing van onze bedrijven. EBITA werd met name negatief beïnvloed door het EBITA verlies van

EUR 108,8 miljoen in het Verenigd Koninkrijk (2002 herzien: EUR 19,9 miljoen winst).

Het gemiddelde netto werkkapitaal als percentage van de omzet voor PPS Europa verbeterde van 17,2% in 2002 tot 16,1% in 2003. Dit als gevolg van een effectiever werkkapitaalbeheer, ondanks de druk op de post handelscrediteuren die werd veroorzaakt door de onzekerheid over de financiële positie van de Groep in de tweede helft van 2003.

PPS Noord-Amerika

(x EUR miljoen)	**2003**	2002
Netto omzet	**1.254,8**	1.560,8
Bruto omzetresultaat (voor bijzondere posten)	**270,1**	357,3
Bruto omzetresultaat als % van de netto omzet	**21,5%**	22,9%
Operationele kosten (voor bijzondere posten)	**(280,3)**	(332,0)
Overige netto bedrijfsopbrengsten	**0,6**	(4,0)
EBITA (voor bijzondere posten)	**(9,6)**	21,3
EBITA als % van de netto omzet	**(0,8%)**	1,4%
Werkkapitaal als % van de netto omzet	**18,4%**	21,6%

De netto omzet over 2003 bedroeg EUR 1.254,8 miljoen, een daling van 19,6% ten opzichte van EUR 1.560,8 miljoen in 2002. Acquisities hadden een positief effect op de omzet van EUR 39,3 miljoen. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 247,6 miljoen.

Het herstel van de Amerikaanse productiesector, waar Hagemeyer North America circa 75% van haar omzet genereert, verloopt traag en, nog belangrijker, het banenverlies in deze sector ging door. Bovendien had de onzekerheid over de financiële positie van de Groep in de tweede helft van het jaar een negatief effect op de omzet en de brutomarge. Als gevolg hiervan was de autonome groei in 2003 7,4% negatief (EUR 97,6 miljoen negatief), over het eerste en het tweede halfjaar verdeeld als respectievelijk 6,8% negatief en 8,1% negatief.

De brutomarge over 2003 bedroeg EUR 270,1 miljoen, ofwel 21,5% als percentage van de omzet (2002: 22,9%). Het bruto omzetresultaat nam af als gevolg van een combinatie van lagere omzetten, moeilijke marktomstandigheden en onzekerheid over de financiële positie van de Groep.

EBITA over 2003 was EUR 9,6 miljoen negatief (2002 herzien: EUR 21,3 miljoen positief). EBITA als percentage van de omzet was 0,8% negatief. Ondanks verdere kostenbesparingen, resulteerden de teruglopende omzet en de lagere brutomarge in een aanzienlijke daling van de EBITA.

Ondanks de snel dalende omzet verbeterde de effectiviteit van het werkkapitaalbeheer, hetgeen resulteerde in een verbetering van de werkkapitaal ratio van 21,6% tot 18,4%.

PPS Azië-Pacific

(x EUR miljoen)	**2003**	2002
Netto omzet	**453,8**	447,6
Bruto omzetresultaat (voor bijzondere posten)	**102,8**	103,7
Bruto omzetresultaat als % van de netto omzet	**22,6%**	23,2%
Operationele kosten (voor bijzondere posten)	**(89,3)**	(83,9)
Overige netto bedrijfsopbrengsten	**-**	0,3
EBITA voor bijzondere posten)	**13,5**	20,1
EBITA als % van de netto omzet	**3,0%**	4,5%
Werkkapitaal als % van de netto omzet	**12,8%**	13,6%

De netto omzet steeg licht van EUR 447,6 miljoen in 2002 naar EUR 453,8 miljoen. Wisselkoersmutaties hadden een positief effect van EUR 0,1 miljoen.

De autonome groei voor het gehele jaar was 1,4% (EUR 6,1 miljoen). Hoewel er in het eerste halfjaar sprake was van positieve autonome groei van 5,0%, was de autonome groei in de tweede helft van het jaar 1,7% negatief. De verslechtering in het tweede halfjaar is gedeeltelijk het gevolg van minder gunstige marktomstandigheden. Bovendien had de onzekerheid over de financiële positie van de Groep in het tweede halfjaar een negatief effect op omzet en brutomarge. Tenslotte werd de omzet ook enigszins negatief beïnvloed door de implementatie van Hagemeyers ERP systeem bij Hagemeyer Electrical Group (HEG). Hoewel de gefaseerde implementatie, die in oktober 2003 werd afgerond, over het algemeen succesvol was, was er sprake van enig omzetverlies, hoofdzakelijk als gevolg van training van werknemers en verminderde systeemondersteuning tijdens het live gaan bij de vestigingen.

Het bruto omzetresultaat voor 2003 bedroeg EUR 102,8 miljoen, of wel 22,6% van de omzet (2002: 23,2%). De daling van de brutomarge is hoofdzakelijk het gevolg van toegenomen prijsdruk en de onzekerheid over de financiële positie van de Groep in het tweede halfjaar.

Door de afronding van de implementatie van het ERP systeem is de kostenbasis van HEG in 2003 toegenomen, maar is het bedrijf ook in staat zich volledig te richten op de verdere expansie van haar activiteiten op het gebied van elektrotechnische materialen, veiligheids- en andere MRO producten.

Efficiënter voorraadbeheer bij HEG droeg bij aan een verdere verbetering van de werkkapitaal ratio van 13,6% in 2002 tot 12,8% in 2003.

Agencies/Consumer Electronics (ACE)

(x EUR miljoen)	**2003**	2002
Netto omzet	**598,7**	819,9
Bruto omzetresultaat (voor bijzondere posten)	**173,4**	245,0
Bruto omzetresultaat als % van de netto omzet	**29,0%**	29,9%
Operationele kosten (voor bijzondere posten)	**(140,1)**	(179,1)
Overige netto bedrijfsopbrengsten	**14,7**	0,4
EBITA (voor bijzondere posten)	**48,0**	66,3
EBITA als % van de netto omzet	**8,0%**	8,1%
Werkkapitaal als % van de netto omzet	**19,4%**	19,7%

De netto omzet voor de divisie Agencies/Consumer Electronics over 2003 bedroeg EUR 598,7 miljoen, een daling van EUR 221,2 miljoen, ofwel 27,0% ten opzichte van vorig jaar. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 45,5 miljoen. EUR 171,8 miljoen van de omzetdaling is toe te schrijven aan het netto effect van desinvesteringen en acquisities, hoofdzakelijk als gevolg van de overdracht van het Puma agentschap in Japan. Over het hele jaar realiseerde de divisie een negatieve autonome groei van 0,7%, waarbij in het eerste halfjaar en het tweede halfjaar respectievelijk sprake was van 2,6% positieve en 3,2% negatieve autonome groei. De daling in het tweede halfjaar is hoofdzakelijk het gevolg van minder gunstige marktomstandigheden en de onzekerheid over de financiële positie van de Groep. Binnen de divisie realiseerde GPX sterke positieve autonome groei, terwijl bij HCL, Haagtechno en Fodor sprake was van negatieve autonome groei.

De brutomarge nam af, hoofdzakelijk als gevolg van toegenomen prijsdruk, onzekerheid over de financiële positie van de Groep en veranderingen in de samenstelling van de activiteiten.

In 2003 realiseerde de divisie een EBITA van EUR 48,0 miljoen (2002 herzien: EUR 66,3 miljoen). EBITA als percentage van de omzet nam af van 8,1% in 2002 (herzien) tot 8,0% in 2003.

Werkkapitaal, berekend als percentage van de netto omzet, verbeterde van 19,7% in 2002 tot 19,4% in 2003.

Information Technology Products en Services (ITPS)

(x EUR miljoen)	**2003**	2002
Netto omzet	**677,2**	1.647,3
Bruto omzetresultaat (voor bijzondere posten)	**40,9**	98,5
Bruto omzetresultaat als % van de netto omzet	**6,0%**	6,0%
Operationele kosten (voor bijzondere posten)	**(28,3)**	(68,4)
Overige netto bedrijfsopbrengsten	**0,1**	1,1
EBITA (voor bijzondere posten)	**12,7**	31,2
EBITA als % van de netto omzet	**1,9%**	1,9%
Werkkapitaal als % van de netto omzet	**8,4%**	6,7%

Op 13 juni 2003 werd de verkoop van Tech Pacific aan Techpac Holdings Limited aangekondigd (met als effectieve datum 1 juni 2003). Dientengevolge zijn uitsluitend de omzet en EBITA over de eerste vijf maanden in de jaarcijfers opgenomen. Het overblijvende belang van 31,5% dat Hagemeyer in Techpac Holdings Limited heeft, wordt vanaf juni 2003 verantwoord onder Resultaat Deelnemingen.

Algemeen

Het is het beleid van de Groep om waar mogelijk de operationele, financiële en marktrisico's pro-actief te beheersen. Voor meer gedetailleerde informatie over risicofactoren, wordt verwezen naar het Prospectus van 16 januari 2004.

Operationeel

Operationele gearing

Hagemeyer verleent diensten via een verspreid vestigingennetwerk. Dit betekent dat de kostenbasis grotendeels uit vaste kosten bestaat. Dit maakt het moeilijk bedrijfskosten in lijn te brengen met veranderingen in de netto omzet. Iedere fluctuatie in de omzet heeft een onevenredig negatieve of positieve invloed op de winstgevendheid van onze activiteiten.

Herstructurering en integratie-inspanningen

Hagemeyer heeft grotendeels uniforme regionale managementstructuren en is bezig met het rationaliseren van inkoop, voorraadbeheer en logistiek, het implementeren van een gezamenlijk financieel en administratief services model, en het centraliseren van e-commerce diensten en private label product branding, waar mogelijk.

Management Information System

Hagemeyers Management Information System omvat uitgebreide planning- en rapportagesystemen, inclusief stategische planning, rapportering van resultaten en middellange termijn planning. Rapportage van de kerncijfers vindt maandelijks plaats en omvat naast de resultaten ook kasstroomoverzichten, balansinformatie en operationele kerngetallen, onder andere ten aanzien van het werkkapitaal.

Informatietechnologie

Hagemeyer heeft haar IT strategie geëvalueerd en besloten om de verdere implementatie van het nieuwe ERP systeem uit te stellen, mede gezien de hoge kosten die gepaard gaan met het uitrollen van het systeem. Deze vertraging in de implementatie zal geen wezenlijk negatief effect hebben op de bedrijfsvoering, aangezien de door IT ondersteunde bedrijfsprocessen vooralsnog kunnen functioneren door gebruik te maken van de bestaande systemen.

Financieel

Gezonde balans

Hagemeyer wil de balansverhoudingen verbeteren. Om dit te bewerkstelligen zullen de netto opbrengsten van de claimemissie, alsmede beschikbare vrije kasstroom worden gebruikt om de bestaande schuldenlast te verminderen. Deze opbrengsten zullen dan ook niet voor andere doeleinden beschikbaar zijn. Dit zou het nastreven van de bedrijfsstrategie of het adequaat reageren op veranderende marktsituaties of concurrentie kunnen bemoeilijken.

Waardevermindering

Als de marktsituatie en/of de resultaten niet verbeteren, kan het noodzakelijk zijn om de waarde van sommige of alle immateriële activa van Hagemeyer te verlagen. Dit kan ook betrekking hebben op reeds betaalde goodwill voor bedrijven die Hagemeyer in voorgaande jaren heeft overgenomen en andere immateriële activa, zoals geactiveerde software en softwareontwikkelings-kosten.

Wisselkoersmutaties

Eind 2003 maakten de niet-euro activiteiten van Hagemeyer voor ongeveer 72% deel uit van geconsolideerde netto omzet. Aangezien de rapportagevaluta de euro is, kan iedere wisselkoersmutatie ten opzichte van de euro in de landen waarin we opereren van invloed zijn op de bedrijfsresultaten. Een negatief effect van wisselkoersmutaties op de netto omzet en het bruto omzetresultaat gaat vaak gepaard met een gunstig effect op kosten en uitgaven. De grootse impact wordt veroorzaakt door wisselkoersmutaties van de US dollar, het Britse pond, de Australische dollar en de Zweedse kroon.

Rentetarieven
Hagemeyer maakt gebruik van renteswaps en andere derivaten om haar rentegevoeligheid het hoofd te kunnen bieden. Over het algemeen gaan we over tot een renteswap met de bedoeling om op lange termijn een bepaalde mix van vaste en variabele schulden te bereiken. Het is ons beleid om een minimum van circa 25% vaste schuld te behouden. Eind 2003 gold voor ongeveer 30% van onze netto schuld een rentetermijn van langer dan een jaar.

Vorderingen
Hagemeyer schat de inbaarheid van haar vorderingen voorzichtig in. Evaluatie van specifieke accounts is noodzakelijk zodra zich een situatie voordoet waarbij een klant niet in staat is aan zijn financiële verplichtingen te voldoen door een verslechterde financiële situatie, kredietwaardigheid of faillissement. De benodigde voorzieningen worden periodiek opnieuw geëvalueerd en aangepast.

Pensioen en post-pensioen uitkeringen
Hagemeyer heeft aanzienlijke pensioenkosten en -baten, met name in Nederland en het Verenigd Koninkrijk. Vanaf 1 januari 2005 zullen de pensioenkosten en -baten worden bepaald overeenkomstig de IAS 19 verslagleggingstandaard. Dit kan een aanzienlijke invloed hebben op de pensioenpositie op de balans en de pensioenkosten en -baten in de winst- en verliesrekening.
IAS 19 incorporeert het saldo van pensioentegoeden en pensioenverplichtingen op basis van marktwaarde op de balans van de onderneming. Volgens IAS 19 is de pensioenverplichting op de balans voor het pensioenplan in het Verenigd Koninkrijk per 31 december 2003 naar schatting £ 64 miljoen. Voor Nederland verwacht Hagemeyer geen pensioenverplichting met betrekking tot dit plan. Hagemeyer verwacht momenteel geen materieel negatief effect op de pensioenkosten en -baten in de winst- en verliesrekening door IAS 19.

International Financial Reporting Standards (IFRS)
Vanaf 1 januari 2005 zal Hagemeyer de IFRS toepassen. De onderneming is vergevorderd met de voorbereidingen voor de implementatie van de IFRS en er worden geen grote problemen verwacht. Naast de pensioenkwestie zoals vermeld in de voorgaande paragraaf, zullen de belangrijkste verschillen in vergelijking met Hagemeyers huidige grondslagen voor administratieve verslaglegging betrekking hebben op de verwerking van bepaalde personeelsbeloningen en financiële instrumenten.

Markten

Economisch klimaat
Hagemeyers PPS activiteiten en resultaten worden beïnvloed door globale, regionale en lokale economische omstandigheden. Bovendien wordt de (commerciële) C&I markt beïnvloed door werkgelegenheidsniveaus, nieuwe bouwactiviteiten en seizoenscycli. Hagemeyer voelt vooral de effecten van veranderingen in de Europese en Amerikaanse economie, die circa 77% van de netto omzet uitmaakt. De divisie Agencies/Consumer Electronics staat vooral onder invloed van consumentenvertrouwen en seizoensgevoeligheid.

Klanten
Hagemeyer distribueert producten en levert diensten aan een groot aantal klanten. Van de meer dan 1 miljoen klanten wereldwijd vertegenwoordigt geen enkele klant meer dan 1% van Hagemeyers netto omzet. De Groep heeft een breed aanbod aan producten, die worden geleverd door zo'n 9.000 producenten. De grootste leverancier vertegenwoordigt niet meer dan 2,5% van Hagemeyers netto omzet.

Marges
Hagemeyers PPS divisie wordt gekenmerkt door krappe brutomarges. Hagemeyer concurreert rechtstreeks met (inter)nationale en regionale distributieketens, alsmede met kleine lokale distributeurs. De concurrentie wisselt per regio, locatie en individuele markt.

Het concurrentievermogen van Hagemeyer hangt deels af van Hagemeyers vermogen om omzetvolumes te vergroten en tegelijkertijd concurrerende prijzen te bieden, en deels van efficiënt voorraad- en distributiebeheer. De bedrijfsresultaten zullen aanzienlijk worden beïnvloed als we betrokken zijn bij hevige prijsconcurrentie.

Voorraden

Het grootste risico voor de voorraden wordt gevormd door brand, overstromingen en soortgelijke natuurrampen. Bovendien legt het houden van grote voorraden van producten met een lage omloopsnelheid een groot beslag op het werkkapitaal en leidt het tot hoge opslagkosten. Om dit te optimaliseren, moet Hagemeyer toekomstige vraag inschatten en vergelijken met het huidige of gecommitteerde voorraadniveau. De benodigde voorzieningen nemen over het algemeen toe naarmate de voorraden verder verjaren en zodra de technologische en levenscyclus van producten verandert. Vooral de divisie Agencies/Consumer Electronics loopt hier een aanzienlijk risico, met name bij bepaalde topmodemerken, omdat ze vaak snel weer uit de mode raken.

Termijngoederen

Met betrekking tot termijngoederen is ons marktrisico beperkt, hoewel kabel, een van de belangrijkste productcategorieën in de distributie van elektrotechnische materialen, een aanzienlijke hoeveelheid koper bevat. Hoewel onze marges worden beïnvloed door fluctuaties in de prijs van koper, zijn we over het algemeen in staat om eventuele prijsverhogingen door te berekenen aan de klant, zij het met vertraging. Hagemeyer dekt zich daarom niet in tegen prijsrisico's van termijngoederen.

De statutaire verantwoordelijkheid voor het management van de Hagemeyer Groep ligt bij de Raad van Bestuur, die per 31 december 2003 uit de Voorzitter van de Raad van Bestuur en de Chief Financial Officer (CFO) bestond.
Het Executive Committee (dat per 31 december 2003 bestond uit de Voorzitter van de Raad van Bestuur en de CFO, de Executive VP Procurement & Logistics, de CEO Centraal Europa en de Executive VP Change & Corporate Development) is verantwoordelijk voor het dagelijks bestuur en de algehele implementatie van de missie en de strategie van de Groep.
Voor bestuursdoeleinden is de Groep opgedeeld in zes geografische regio's, die worden geleid door regionale CEO's ondersteund door regionale managementteams. Over het algemeen omvat een regio een aantal werkmaatschappijen die zich binnen een vastgesteld geografisch gebied bevinden. De regionale CEO's rapporteren ieder aan een lid van het Executive Committee. De functionele stafdirecteuren rapporteren eveneens aan een lid van het Executive Committee. In 2004 zal de bestaande managementstructuur verder worden aangepast om zo goed mogelijk aan te sluiten bij wat noodzakelijk is voor het managen van de activiteiten.

De ACE divisie wordt als een afzonderlijke unit geleid en rapporteert rechtstreeks aan de Raad van Bestuur.

Aanpassing van de organisatie

De afgelopen twee jaar is de reorganisatie van de verkooporganisaties per bedrijfssegment, alsmede de implementatie van het concept van regionale distributiecentra (RDC's) grotendeels afgerond. De centrale inkoopcoördinatie met betrekking tot de belangrijkste leveranciers is in alle regio's geïmplementeerd en komt goed op gang. De meeste centrale inkoopinspanningen worden gerealiseerd binnen de Europese (onze grootste) markt.


Raad van Bestuur
ACE Business
Executive Committee
Hagemeyer Noord-Amerika
Hagemeyer UK & Ierland
Hagemeyer Nordic
Hagemeyer Centraal Europa
Hagemeyer Zuid Europa
Hagemeyer Australië
Human Resources
Group Control
Belasting
Cash Management
Investor Relations
Juridische Zaken
ICT

Beloningsstructuur

Bij Hagemeyer zijn management incentive programma's direct gekoppeld aan het realiseren van de doelstellingen van de Groep. Senior managers komen in aanmerking voor een Short Term Incentive (STI) programma dat voorziet in een jaarlijkse cash bonus. De STI is gebaseerd op meetbare kwantitatieve en kwalitatieve financiële en discretionaire doelstellingen. Hagemeyer heeft ook een Long Term Incentive (LTI) programma, dat is gebaseerd op duurzame verbetering van de winstgevendheid gedurende een periode van drie jaar. Dit laatste programma werkt met een uitgestelde uitbetaling en is tevens ontwikkeld om hoger management te motiveren bij het bedrijf te blijven. Verder komen geselecteerde senior managers en medewerkers van het hoofdkantoor in aanmerking voor aandelenopties. Dit programma biedt een lange termijn beloning en zorgt voor een goede afstemming van de belangen van management en aandeelhouders. Het bestaande aandelenoptieprogramma wordt momenteel geëvalueerd door de Remuneratie Commissie en zal naar verwachting in de loop van 2004 worden aangepast.

Aantal medewerkers

De afgelopen twee jaar heeft Hagemeyer er aan gewerkt om de operationele kosten in lijn te brengen met de ontwikkeling van het bruto omzetresultaat. Aangezien personeelkosten een van de belangrijkste onderdelen uitmaakt van de operationele kosten van Hagemeyer, hebben we het aantal medewerkers aanzienlijk moeten reduceren. Het gemiddelde aantal medewerkers is teruggebracht van 23.029 in 2002 tot 20.918 in 2003. Per ultimo 2003 was het aantal medewerkers teruggebracht tot 17.944 (2002: 21.445). Een deel van deze reductie in arbeidsplaatsen (ongeveer 2.000 medewerkers) is rechtstreeks gerelateerd aan de desinvestering van een aantal niet tot de kern behorende bedrijfsactivititeiten.

Management development programma

Hoewel de financiële middelen in 2003 beperkt waren, hebben we het management development programma voor veelbelovende jonge medewerkers uit alle delen van de wereld voortgezet. Een management development programma in samenwerking met INSEAD Fontainebleau (Frankrijk) werd bijgewoond door zo'n 15 daarvoor in aanmerking komende jonge managers. Voor 2004 worden nieuwe plannen geëvalueerd om verder te bouwen op de opgedane ervaring en het programma voort te zetten door middel van een combinatie van interne en externe ontwikkelings- en opleidingsprogramma's.

Voorstel resultaatbestemming

Overeenkomstig artikel 36 van de statuten wordt voorgesteld om het verlies over het jaar ten laste te brengen van de winstreserves.

Vooruitzichten 2004

Gedurende 2003 heeft Hagemeyer een aantal werkmaatschappijen en activiteiten gedesinvesteerd of beëindigd, zoals ITPS, de Stokvis Tapes Groep en Puma. Gezamenlijk realiseerden deze activiteiten in 2003 een omzet van EUR 777 miljoen en een EBITDA (voor bijzondere posten) van EUR 46 miljoen. De EBITDA (voor bijzondere posten) van de ondernemingen die deel blijven uitmaken van de Groep was EUR 5 miljoen negatief in 2003. Dit beschouwen wij als de vergelijkbare basis voor 2004.

Voor 2004 wordt verwacht dat de EBITDA (voor bijzondere posten) van de Groep, op vergelijkbare basis, zal verbeteren ten opzichte van 2003. Deze verbetering zal naar verwachting in de tweede helft van het jaar worden gerealiseerd.

Voor cash earnings zal in 2004 nog steeds sprake zijn van een aanzienlijk verlies, hoewel minder dan in 2003. Verwacht wordt dat de vrije kasstroom (voor desinvesteringen) ook een verbetering te zien zal geven ten opzichte van 2003, maar negatief zal blijven, met name in de eerste helft van het jaar.

Naarden, 2 maart 2004

Raad van Bestuur
Drs J.S.T. Tiemstra RA, CFO
Mr W.H.M. Pot



HAGEMEYER

your partner around the corner around the world







NewLec

Hagemeyer is a leading value-added business to business (B2B) distribution services group focusing on electrical materials, safety and other maintenance, repair and operations (MRO) products. Hagemeyer primarily supplies Construction & Installation (C&I) and Industrial customers. Both groups operate in highly competitive markets. You can expect Hagemeyer to anticipate changes in the market and to be working for you on solutions that will support your goal to realise a higher efficiency and to improve competitiveness. This is why we are pioneering a supply chain approach in which state-of-the-art logistics and e-commerce solutions support our growing range of products and services.

Hagemeyer is the only B2B distribution services group that anticipates customer needs in this way. And we are committed to doing this on a global level.

...vice at our 1,300 branches worldwide. ...management or

Hagemeyer partners national and international industrial customers in virtually every segment



Hagemeyer is focused on offering quality service to different types of industrial customers, varying from smaller and medium-sized to very large national and international customers. Corporations are continuously looking for process efficiency improvements, increasingly on a global basis. For decades, Hagemeyer has been partnering these customers in developing solutions that take cost out of their work processes. But customers demand more than competitive prices. They expect Hagemeyer to offer solutions that will reduce their total cost of ownership of MRO products.

Storeroom management

Hundreds of thousands of installers and industrial customers see their local Hagemeyer branch as a personal storeroom. Everything they need can be picked up or delivered, when needed. For larger customers, we take that common-sense thinking a huge step further. We manage customers' storerooms onsite. We use our expertise and knowledge of the individual customer to ensure all required products are right there, on the spot, backed by our knowledge of how to use these products most effectively.



HAGEMEYER

your partner around the corner around the world







NewLec



Hagemeyer is a leading value-added business to business (B2B) distribution services group focusing on electrical materials, safety and other maintenance, repair and operations (MRO) products. Hagemeyer primarily supplies Construction & Installation (C&I) and Industrial customers. Both groups operate in highly competitive markets. You can expect Hagemeyer to anticipate changes in the market and to be working for you on solutions that will support your goal to realise a higher efficiency and to improve competitiveness. This is why we are pioneering a supply chain approach in which state-of-the-art logistics and e-commerce solutions support our growing range of products and services.

Hagemeyer is the only B2B distribution services group that anticipates customer needs in this way. And we are committed to doing this on a global level.








HAGEMEYER











Hagemeyer offers C&I customers a working partnership and one-stop-shopping

Hagemeyer's extensive product range ensures our C&I customers the availability of every possible electrical item they may need. The range of installation materials covers everything from switches and fuses to ventilators and installation cases. Our lighting offering includes brackets, lamps and regulatory systems. We provide industrial components for small and large installations and their maintenance. Complex automation components, data and telecommunication products, security systems and all necessary tools are all part of our product range. You will also find every kind of wiring and cable in every measurement and shape. Hagemeyer carries well over a million individual products worldwide. Perhaps more important, we have the essential technical knowledge and expertise on how to use them. Ordering is just as easy - through traditional printed and CD-ROM catalogues or over the internet. The choice is yours.

Worldwide, the C&I community is our largest group of customers. Whether our customer is small, medium-sized or large, they share the same pressures. All are focused on ever-increasing efficiency in their work processes. This impacts on how they wish to source the products and services they use. As a good business partner, our task is to support them in their needs.

Our customers use a wide range of products which may vary from country to country, depending on local regulations, customs, climate and customer preference. They rely on Hagemeyer to guide them because we know the local regulations, their business and their work processes. We help them select those products best suited to their needs from our range of over one million different items around the world, sourced from our more than 9,000 individual suppliers. Increasingly, customers depend on us for support services, both before and after sales. We advise on the right product, provide the technical background. Our experienced staff and Help Desks are there to solve their problems, day in and day out. Through our product knowledge and our state-of-the-art logistics guaranteeing timely delivery where needed, we make sourcing more efficient for our customers. This can be achieved through full storeroom and inventory management or over-the-counter service at our 1,300 branches worldwide.

Hagemeyer partners national and international industrial customers in virtually every segment

Hagemeyer is focused on offering quality service to different types of industrial customers, varying from smaller and medium-sized to very large national and international customers. Corporations are continuously looking for process efficiency improvements, increasingly on a global basis. For decades, Hagemeyer has been partnering these customers in developing solutions that take cost out of their work processes. But customers demand more than competitive prices. They expect Hagemeyer to offer solutions that will reduce their total cost of ownership of MRO products.

Storeroom management

Hundreds of thousands of installers and industrial customers see their local Hagemeyer branch as a personal storeroom. Everything they need can be picked up or delivered, when needed. For larger customers, we take that common-sense thinking a huge step further. We manage customers' storerooms onsite. We use our expertise and knowledge of the individual customer to ensure all required products are right there, on the spot, backed by our knowledge of how to use these products most effectively.







petrochemical

utilities

automotive

steel

construction

airport maintenance

energy

natural resources

healthcare

hospitality industry


















ON-SITE
CENTER



Hagemeyer is making sourcing easier for our customers

Safety solutions

Protecting people at work is a complex issue, often regulated by law. For good employers, it is more; safety at work is part of their best practice. Different working environments require different types of protection. This is why Hagemeyer offers a comprehensive range of health and safety products and services, including our own brands. A number of our subsidiaries specialise in safety products. Advisory and training services, offered by dedicated specialist teams, play a key role, especially in prevention. Today, our specialists are sharing their expertise and supporting the addition of Personal Protection Equipment to the range of products and services offered throughout Hagemeyer. This is just one example of how we are using Group strengths to provide better service to customers.

e-Commerce

Customers have long been offered the choice of ordering online alongside more traditional access to our product range. That is part of our basic service. But we have taken the options offered by technology much further. Independent estimates show that up to 60% of total spending on maintenance, repair and operations products is swallowed up by ordering, receiving and storing the items. Our tailored procurement services to individual, often multinational customers help them track and control their ordering and purchasing. Access to our comprehensive databases provides even more options for managing procurement costs. These services further facilitate management information - again supporting cost control measures and reduced working capital requirements. All these services help generate genuine supply chain savings.

We have been serving customers around the world for more than 100 years. Our 1,300 branches in 27 countries mean we are just around the corner for our customers. With onsite storeroom management we are even closer to many more. As preferred distributor to more than one million customers, we are a key part of their business. We have achieved that position because we offer more than just the product. That is what our customers tell us. They have expectations because we know their business. They expect us to use that knowledge to their advantage. We continually think about and anticipate ways to make their operations more efficient.

This is why the whole Hagemeyer organisation is committed to taking cost out of the supply chain and simultaneously improve service. We do that by combining the strengths and experience deeply embedded in our individual subsidiaries and transferring that know-how throughout the Group. By identifying these strengths and sharing the best practices we can continually improve our service to customers. Safety and personal protection and storeroom management are just two examples.



www.hagemeyer.com

Jaarrekening

Geconsolideerde balans per 31 december

Geconsolideerde winst- en verliesrekening over het kalenderjaar

Geconsolideerd kasstroomoverzicht over het kalenderjaar

Vennootschappelijke balans per 31 december

Vennootschappelijke winst- en verliesrekening over het kalenderjaar

Voorstel winstbestemming

Toelichting op de jaarrekening

Naarden, 2 maart 2004

Raad van Commissarissen

Mr P.J. Kalff, Voorzitter

D.G. Eustace, Vice-voorzitter

T.Y. Yasuda

Mr W.F.Th. Corpeleijn

Raad van Bestuur

Drs J.S.T. Tiemstra RA, CFO

Mr W.H.M. Pot

Geconsolideerde balans per 31 december
(voor resultaatbestemming)

(x EUR 1.000)	Toelichting	2003	2002
Activa			
Vaste activa			
Immateriële vaste activa	3	**585.095**	652.397
Materiële vaste activa	4	**185.125**	261.838
Financiële vaste activa	5	**65.556**	45.721
Actieve belastinglatentie	11	**44.712**	91.129
		880.488	1.051.085
Vlottende activa			
Voorraden	6	**615.422**	817.138
Handelsdebiteuren	7	**836.259**	1.257.646
Overige vorderingen en overlopende activa	8	**72.763**	137.025
Liquide middelen		**198.530**	44.995
		1.722.974	2.256.804
		2.603.462	3.307.889
Passiva			
Eigen vermogen[1]	9	**542.502**	928.575
Aandeel van derden[1]		**59**	3.649
Achtergestelde leningen[1]	10	**150.000**	150.000
Langlopende schulden			
Voorzieningen	11	**159.976**	174.114
Langlopende schulden	12	**735**	703.157
Overige langlopende verplichtingen		**1.323**	1.456
		162.034	878.727
Kortlopende schulden			
Handelscrediteuren en overige kortlopende schulden	13	**775.475**	1.116.159
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden		**973.392**	230.779
		1.748.867	1.346.938
		2.603.462	3.307.889
[1] Garantievermogen		**692.561**	1.082.224

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen **Raad van Bestuur**

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	Toelichting	2003	2002
Netto omzet		**6.337.791**	8.343.472
Kostprijs van de omzet		**(4.991.373)**	(6.622.096)
Bijzondere kostprijs van de omzet	21	**(65.399)**	(98)
Bruto omzetresultaat		**1.281.019**	1.721.278
Operationele kosten voor afschrijving goodwill	16	**(1.373.347)**	(1.516.112)
Overige netto-bedrijfsopbrengsten	17	**17.590**	3.306
Bijzondere operationele lasten	21	**(62.438)**	(38.170)
Afschrijving goodwill		**(33.816)**	(34.848)
Bedrijfsresultaat		**(170.992)**	135.454
Aandeel in resultaat deelnemingen voor belastingen		**7.657**	3.871
Bijzonder aandeel in resultaat deelnemingen voor belastingen	21	**1.796**	-
Financiële baten en lasten	18	**(121.964)**	(62.990)
Resultaat uit gewone bedrijfsuitoefening voor belastingen		**(283.503)**	76.335
Belastingen	19	**(35.033)**	(19.500)
Aandeel van derden		**512**	(45)
Resultaat na belastingen		**(318.024)**	56.790
Gegevens per gewoon aandeel (afgerond op hele Eurocenten)			
Resultaat na belastingen voor afschrijving goodwill		**(2,60)**	0,82
Resultaat na belastingen voor afschrijving goodwill, toekomstige uitgifteverplichtingen meegerekend		**(2,55)**	0,82
Resultaat na belastingen		**(2,91)**	0,50
Resultaat na belastingen, toekomstige uitgifteverplichtingen meegerekend		**(2,85)**	0,50
Gewogen gemiddelde uitstaande gewone aandelen		**109.459.256**	108.975.339
Gewogen gemiddelde uitstaande gewone aandelen toekomstige uitgifteverplichtingen meegerekend		**111.157.415**	110.235.424
Bedrijfsresultaat voor afschrijving goodwill en bijzondere posten (EBITA voor bijzondere posten)		**(9.339)**	208.570

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen

Raad van Bestuur

Geconsolideerd kasstroomoverzicht over het kalenderjaar

(x EUR 1.000)	2003	2002
Bedrijfsactiviteiten		
Bedrijfsresultaat na bijzondere posten[1]	(170.992)	135.454
aangepast voor:		
Afschrijvingen	83.880	99.719
Bijzondere posten zonder kasstroomeffect	29.344	(60.277)
Mutaties in werkkapitaal:		
- Voorraden	38.195	62.610
- Vorderingen	148.210	27.104
- Handels- en overige crediteuren	(120.618)	(39.860)
Mutaties in voorzieningen	(8.674)	(5.782)
Operationele kasstroom	(655)	218.968
Ontvangen rente	5.766	5.678
Ontvangen dividenden uit deelnemingen	1.782	1.529
Betaalde rente en soortgelijke kosten	(115.170)	(70.208)
Betaalde belastingen	(16.560)	(21.943)
Netto kasstroom uit bedrijfsactiviteiten	(124.837)	134.024
Investeringen		
Aankoop vaste activa	(39.181)	(97.913)
Verkoop vaste activa	48.415	88.094
Verwerving van dochtermaatschappijen, na aftrek van liquide middelen	(4.857)	(21.304)
Desinvesteringen van / (investeringen) in dochtermaatschappijen, overige deelnemingen en overige investeringen	210.492	22.581
Saldo van overige investeringen en vorderingen	8.479	(3.033)
Netto kasstroom uit investeringsactiviteiten	223.348	(11.575)

(x EUR 1.000)	2003	2002
Financieringsactiviteiten		
Opname van langlopende leningen en overige financieringsmiddelen	**213.941**	526.558
Aflossing van langlopende leningen en overige financieringsmiddelen	**(208.974)**	(440.006)
Dividenden betaald aan minderheidsbelangen	**-**	(524)
Dividenden betaald aan aandeelhouders	**(21.985)**	(45.093)
Netto kasstroom uit financieringsactiviteiten	**(17.018)**	40.935
Toename van liquide middelen	**81.493**	163.384
Mutatie in liquide middelen		
Per 1 januari	**(115.745)**	(317.544)
Toename van liquide middelen	**81.493**	163.384
Koersverschillen	**(11.563)**	38.415
Per 31 december	**(45.815)**	(115.745)
Liquide middelen omvatten:		
Liquide middelen en effecten	**198.530**	44.995
Schulden aan kredietinstellingen	**(244.345)**	(160.740)
	(45.815)	(115.745)

[1] Netto kasstroom uit bijzondere posten (met uitzondering van opbrengsten van desinvesteringen en opbrengsten uit de verkoop van vaste activa)	**(98,413)**	(94, 916)

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen

Raad van Bestuur

Vennootschappelijke balans per 31 december

(voor resultaatbestemming)

(x EUR 1.000)	Toelichting	2003	2002
Activa			
Vaste activa			
Immateriële vaste activa	22	**44.389**	54.543
Materiële vaste activa	23	**1.272**	1.581
Financiële vaste activa	24	**1.442.611**	1.882.866
		1.488.272	1.938.990
Vlottende activa			
Vorderingen	25	**47.525**	54.091
Liquide middelen		**56.946**	22
		104.471	54.113
		1.592.743	1.993.103
Passiva			
Eigen vermogen	26		
Aandelenkapitaal		**162.215**	162.215
Agioreserve		**62.118**	62.118
Koersverschillenreserve		**(83.463)**	35.116
Algemene reserve		**719.656**	682.568
Resultaat lopende jaar		**(318.024)**	56.790
		542.502	928.575
Achtergestelde leningen		**100.000**	100.000
Voorzieningen	27	**13.027**	14.043
Kortlopende schulden	28	**937.214**	950.485
		1.592.743	1.993.103

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen | **Raad van Bestuur**

Vennootschappelijke winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	Toelichting	2003	2002
Resultaat uit deelnemingen na belastingen		**(270.577)**	55.118
Overige resultaten	29	**(47.447)**	1.672
Resultaat na belastingen		**(318.024)**	56.790

De financiële gegevens van de Vennootschap zijn opgenomen in de geconsolideerde jaarrekening. De vennootschappelijke winst- en verliesrekening is overeenkomstig artikel 402, Boek 2 van het Burgerlijk Wetboek opgesteld.

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen | Raad van Bestuur

Voorstel resultaatbestemming

(niet in de balans verwerkt)

(x EUR 1.000)	**2003**	2002
Dividend over 7,40% cumulatief preferente aandelen	-	2.284
Interim-dividend (2002: EUR 0,15 per gewoon aandeel)	-	16.418
Slotdividend (2002: EUR 0,18 per gewoon aandeel)	-	19.703
Toevoeging aan ingehouden winsten/ (verlies)	**(318.024)**	18.385
	(318.024)	56.790

Zie toelichting op bladzijde 39 tot en met 75

Naarden, 2 maart 2004

Raad van Commissarissen

Raad van Bestuur

1 Algemeen

Met referte aan de artikelen 379 en 414, Boek 2 van het Burgelijk Wetboek is een complete lijst van alle met de Hagemeyer Groep verbonden vennootschappen verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap. Een lijst van de belangrijkste in de consolidatie van de Hagemeyer Groep opgenomen ondernemingen is in dit jaarverslag opgenomen op bladzijden 89 tot en met 95.

2 Belangrijkste waarderingsgrondslagen

a. Gehanteerde munteenheid

De geconsolideerde en vennootschappelijke jaarrekening zijn weergegeven in Euro's.

b. Grondslagen voor de consolidatie

De geconsolideerde jaarrekening omvat de jaarrekening van Hagemeyer N.V. (de Vennootschap) tezamen met die van de dochtermaatschappijen in de groep en de overige groepsmaatschappijen. Een deelneming wordt beschouwd als een dochtermaatschappij indien direct of indirect een belang wordt gehouden van meer dan 50% in het stemrecht, of de Vennootschap direct of indirect in staat is meer dan 50% van de bestuurders of van de commissarissen te benoemen of te ontslaan. Dochtermaatschappijen waarin het belang gedurende het boekjaar is verworven, worden geconsolideerd vanaf de verwervingsdatum. Als verwervingsdatum geldt de datum waarop Hagemeyer geacht wordt de feitelijke bedrijfsvoering ter hand te nemen. Alle belangrijke onderlinge vorderingen, schulden en transacties tussen groepsmaatschappijen zijn in de consolidatie geëlimineerd. Het belang van derden in de resultaten en het vermogen van de geconsolideerde dochtermaatschappijen is in mindering gebracht bij het bepalen van respectievelijk het resultaat van de ondernemingen na belastingen en het eigen vermogen.

c. Deelnemingen in gelieerde vennootschappen en joint ventures

Een deelneming wordt beschouwd als een gelieerde vennootschap indien deze niet is aan te merken als groepsmaatschappij. Deelnemingen in gelieerde ondernemingen waarin Hagemeyer invloed van betekenis heeft, worden verantwoord op basis van de netto vermogenswaarde. Hagemeyers aandeel in het resultaat voor belastingen van deze ondernemingen is afzonderlijk weergegeven in de geconsolideerde winst- en verliesrekening.
Het betreffende bedrag aan belastingen is opgenomen in de geconsolideerde winst- en verliesrekening onder de post 'belastingen'. Participaties in joint ventures worden aangemerkt als gelieerde vennootschappen.

d. Vreemde valuta

Transacties in vreemde valuta die gedurende het jaar zijn afgesloten zijn omgerekend in lokale valuta tegen de gemiddelde koers in de periode waarin de transactie plaatsvond, of tegen de koers voortvloeiend uit vreemde valutacontracten die zijn afgesloten ter dekking van deze transacties.

Activa en passiva, die zijn uitgedrukt in vreemde valuta, zijn omgerekend in lokale valuta tegen de koers per balansdatum of tegen de valuta contractkoers. De hieruit voortvloeiende koerswinsten of koersverliezen zijn verwerkt in de winst- en verliesrekening.

Goodwill en andere correcties die zich voordoen naar aanleiding van de acquisitie van een buitenlandse entiteit worden in aanmerking genomen als activa / passiva van de betreffende entiteit en worden verantwoord tegen de koers per transactiedatum.

De winst- en verliesrekeningen van deelnemingen in buitenlandse dochtermaatschappijen zijn omgerekend in Euro's tegen de gemiddelde koers in de periode waarin de transacties plaatsvonden. De balansen van deelnemingen in buitenlandse dochtermaatschappijen en de netto-investeringen in buitenlandse deelnemingen in de vennootschappelijke balans zijn omgerekend in Euro's tegen de koers per balansdatum. De hieruit voortvloeiende omrekeningsverschillen zijn gemuteerd op het eigen vermogen in de koersverschillenreserve.

e. Immateriële vaste activa

Goodwill

Goodwill betreft het verschil tussen de verkrijgingsprijs en de netto vermogenswaarde van de verworven dochtermaatschappij of deelneming op het moment van acquisitie. Goodwill met betrekking tot de periode na 1 januari 2000 wordt gelet op haar duurzaamheid geactiveerd en lineair afgeschreven over de verwachte economische levensduur met een maximum van 20 jaar. De goodwill met betrekking tot de periode voor 1 januari 2000 is volledig ten laste van het eigen vermogen gebracht.

De boekwaarde van de goodwill wordt jaarlijks beoordeeld; indien er sprake is van een naar verwachting duurzame waardevermindering wordt deze afgeschreven ten laste van de winst- en verliesrekening.

In het geval van desinvesteringen van deelnemingen die zijn verworven voor januari 2000 wordt de goodwill die in het verleden ten laste van het eigen vermogen is gebracht, niet verantwoord in de boekwinst of het boekverlies naar aanleiding van die desinvestering.

Software

Uitgaven ter zake van verwerving van softwarelicenties en de ontwikkeling van software worden met ingang van 2002 als immaterieel vast actief gepresenteerd en afgeschreven over de verwachte economische levensduur, met een maximum van 7 jaar. Tot de te activeren uitgaven voor de ontwikkeling van intern ontwikkelde software worden uitsluitend gerekend de directe uitgaven ter zake van het programmeren en testen van de software. Indirecte uitgaven en uitgaven ter zake van vooronderzoek, implementatie, training en data migratie worden direct ten laste van het perioderesultaat gebracht.

De interestkosten, die toe te rekenen zijn aan de ontwikkelingsfase van de tot de immateriële vaste activa behorende projecten, worden geactiveerd.

Handelsmerken en -namen

De waarde van de verworven handelsmerken en -namen is geactiveerd en wordt lineair afgeschreven over de verwachte economische levensduur, met een maximum van 10 jaar.

f. Materiële vaste activa

Materiële vaste activa zijn gewaardeerd tegen aanschaffingswaarde onder aftrek van cumulatieve afschrijvingen. Niet aan de bedrijfsuitoefening dienstbare materiële vaste activa zijn gewaardeerd tegen boekwaarde of de verwachte opbrengstwaarde, indien deze lager is.

De afschrijvingen vinden plaats op basis van de lineaire afschrijvingsmethode tot de restwaarde, waarbij ten aanzien van de verwachte levensduur de volgende veronderstellingen worden gehanteerd:

Bedrijfsgebouwen	20 – 30 jaar
Machines en installaties	5 – 10 jaar
Auto's	3 – 5 jaar
Hardware	3 – 7 jaar
Verbouwingen in huurpanden	afschrijving vindt plaats over de resterende huurperiode van de bedrijfsruimte

Op bedrijfsterreinen wordt niet afgeschreven.

g. Financiële vaste activa

Dochtermaatschappijen en deelnemingen in gelieerde vennootschappen waarin Hagemeyer invloed van betekenis kan uitoefenen zijn in de vennootschappelijke jaarrekening gewaardeerd volgens de vermogensmutatiemethode.

Het aandeel van de Vennootschap in de niet uitgekeerde winsten van de dochtermaatschappijen en deelnemingen is opgenomen in de algemene reserve van de Vennootschap, behalve in die gevallen waarin de Vennootschap niet in staat is een zodanige invloed op de deelneming uit te oefenen dat ontvangst van een winstuitkering in Nederland zonder beperking kan worden bewerkstelligd. In deze gevallen is het aandeel in de niet-uitgekeerde winst opgenomen in een wettelijke reserve.

Deelnemingen die niet tot de Groep behoren, en waarin Hagemeyer geen invloed van betekenis heeft, zijn gewaardeerd tegen kostprijs verminderd met eventuele voorzieningen wegens duurzame waardevermindering. Baten van deze deelnemingen worden alleen verantwoord bij ontvangst van dividend.

h. Voorraden

Voorraden zijn gewaardeerd tegen kostprijs of netto opbrengstwaarde, indien deze lager is. De kostprijs is berekend op basis van de 'first-in-first-out' methode of op basis van de gewogen gemiddelde kostprijs en omvat alle kosten die gemaakt zijn om de goederen op hun huidige lokatie te brengen.

i. Voorzieningen

Voorzieningen zijn getroffen voor in rechte afdwingbare of feitelijke verplichtingen uit de normale bedrijfsvoering dan wel uit herstructurering of reorganisatie, welke per balansdatum aanwezig zijn en waarvan de omvang onzeker is, maar waarvan wel een redelijke schatting kan worden gemaakt.

De betreffende verplichtingen hebben betrekking op gebeurtenissen die in het verleden hebben plaatsgevonden, maar waarvan de afhandeling na balansdatum zal plaatsvinden.

Hagemeyer en haar dochterondernemingen hebben pensioenregelingen afgesloten voor het merendeel van het personeel. De pensioenen zijn gebaseerd op het beschikbaar premiestelsel en het salaris-/dienstjaren systeem. Het financieringsbeleid is afhankelijk van de lokale reglementen en varieert van regelingen gebaseerd op volledige financiering tot regelingen zonder financiering. De periodieke pensioenkosten en pensioenverplichtingen worden actuarieel vastgesteld op basis van de lokale praktijk en regelgeving.

Enkele dochtermaatschappijen verstrekken garanties op verkochte producten. Voorzieningen zijn getroffen voor de geschatte kosten onder de bestaande garantieverplichtingen.

j. Belastingen

Belastingen naar de winst worden in aanmerking genomen in dezelfde periode als de opbrengsten en kosten waar zij betrekking op hebben. Latente belastingen worden opgenomen op basis van de periode-toerekeningsmethode. Een latente belastingverplichting wordt opgenomen voor alle tijdelijke verschillen die zich voordoen tussen de fiscale boekwaarde van activa en passiva en hun commerciële boekwaarde, met uitzondering van verschillen betrekking hebbend op deelnemingen in dochterondernemingen indien deze verschillen in de voorzienbare toekomst zullen blijven bestaan. Een voorziening voor belastingen over uit te keren winsten van dochtermaatschappijen wordt uitsluitend getroffen indien een voornemen tot uitkering bestaat. De huidige, wettelijk voorgeschreven, belastingtarieven worden toegepast teneinde de omvang van de latente belastingverplichting c.q. vordering te bepalen.

De belangrijkste tijdelijke verschillen komen voort uit de afschrijving op bedrijfsgebouwen, machines en installaties, voorzieningen voor herstructurering die alleen aftrekbaar zijn voor de belasting op het moment dat de kosten daadwerkelijk worden gemaakt alsmede uit compensabele verliezen. Actieve latenties die betrekking hebben op voorwaartse verliescompensatie worden slechts verantwoord voor zover het waarschijnlijk is dat in de toekomst belastbare winsten zullen worden gerealiseerd waarmee deze verliezen kunnen worden gecompenseerd.

k. Overige

Voor zover niet anders vermeld, heeft de waardering van activa en passiva op nominale waarde plaatsgevonden.

l. Netto omzet

Omzet wordt verantwoord op het moment van aanbod en acceptatie van goederen dan wel diensten, onder aftrek van over de omzet geheven belastingen en kortingen en na eliminatie van omzet en niet gerealiseerde winsten tussen groepsmaatschappijen.

m. Het geconsolideerde kasstroomoverzicht

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. De posten van de balans en winst- en verliesrekening zijn aangepast voor wijzigingen die geen invloed hebben op de ontvangsten en uitgaven gedurende het boekjaar. Kasstromen met betrekking tot buitengewone en bijzondere baten en lasten zijn afzonderlijk vermeld. Liquide middelen in het geconsolideerde kasstroomoverzicht omvatten kas- en banktegoeden alsmede termijndeposito's onder aftrek van kortlopende schulden aan kredietinstellingen.

n. Wijziging in waarderingsgrondslagen

Bijzondere posten

In overeenstemming met de gewijzigde richtlijnen voor de jaarverslaggeving in Nederland zijn bijzondere posten met ingang van 1 januari 2003 als separate posten opgenomen in de winst- en verliesrekening. Bijzondere posten zijn baten en lasten verbandhoudend met normale bedrijfsuitoefening, die als gevolg van hun aard, omvang of de frequentie waarin ze voorkomen, separaat gerapporteerd dienen te worden om een goed inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en in het bijzonder de ontwikkeling daarvan.

Buitengewone posten

In overeenstemming met de gewijzigde richtlijnen voor de jaarverslaggeving in Nederland wordt met ingang van 1 januari 2003 een nauwe definitie met betrekking tot buitengewone posten gehanteerd. Buitengewone posten zijn baten of lasten die aantoonbaar geen deel uitmaken van de normale bedrijfsuitoefening. Dientengevolge is het voorkomen van buitengewone posten onwaarschijnlijk. De cijfers van vorig jaar zijn conform aangepast.

o. Herclassificaties

De cijfers van vorig jaar zijn aangepast aan de nieuwe classificaties van 2003.

Vaste activa

3 Immateriële vaste activa

(x EUR 1.000)	Goodwill	Software	Handels-merken en -namen	**Totaal 2003**	Totaal 2002
Boekwaarde per 1 januari	583.309	61.430	7.658	**652.397**	730.004
Immateriële vaste activa van gedesinvesteerde ondernemingen	(4.018)	(1.887)	-	**(5.905)**	-
Investeringen	932	5.923	-	**6.855**	24.621
Desinvesteringen	(1.193)	(1.938)	-	**(3.131)**	(29)
Afschrijvingen	(33.816)	(9.906)	(904)	**(44.626)**	(39.571)
Overboeking van materiële vaste activa	-	14.466	-	**14.466**	-
Koersverschillen	(34.764)	(193)	(4)	**(34.961)**	(62.628)
Boekwaarde per 31 december	510.450	67.895	6.750	**585.095**	652.397
Netto aanschafwaarde	613.215	88.770	11.582	**713.567**	746.999
Cumulatieve afschrijvingen	(102.765)	(20.875)	(4.832)	**(128.472)**	(94.602)
Boekwaarde per 31 december	510.450	67.895	6.750	**585.095**	652.397

In de immateriële vaste activa per 31 december 2003 is een bedrag van EUR 3,1 miljoen (2002: EUR 3,1 miljoen) aan geactiveerde interest opgenomen.

De resterende economische levensduur van de immateriële vaste activa bedraagt ongeveer:

Goodwill	16 jaar
Software	5-6 jaar
Handelsmerken en -namen	8 jaar

4 Materiële vaste activa

(x EUR 1.000)	Bedrijfsgebouwen en -terreinen	Machines en installaties	Kantoor- en computer-apparatuur	Andere vaste bedrijfs-middelen	**Totaal 2003**	Totaal 2002
Boekwaarde per 1 januari	105.436	62.894	69.436	24.072	**261.838**	328.667
Vaste activa verworven dochtermaatschappijen	-	-	-	-	-	553
Vaste activa gedesinvesteerde dochtermaatschappijen	(3.554)	(7.675)	(3.113)	(512)	**(14.854)**	(2.721)
Koersverschillen	(8.293)	(3.846)	(2.761)	1.088	**(13.812)**	(15.346)
Investeringen	4.129	9.414	4.687	7.531	**25.761**	75.015
Desinvesteringen	(15.826)	(997)	(1.921)	(1.344)	**(20.088)**	(64.183)
Afschrijvingen	(2.551)	(13.131)	(15.775)	(7.797)	**(39.254)**	(60.147)
Reclassificaties	267	(2.754)	(11.031)	(948)	**(14.466)**	-
Boekwaarde per 31 december	79.608	43.905	39.522	22.090	**185.125**	261.838
Netto-aanschafwaarde	122.939	120.105	145.742	47.274	**436.060**	598.681
Cumulatieve afschrijvingen	(43.331)	(76.200)	(106.220)	(25.184)	**(250.935)**	(336.843)
Boekwaarde per 31 december	79.608	43.905	39.522	22.090	**185.125**	261.838

De actuele waarde van bedrijfsgebouwen en -terreinen is getaxeerd op EUR 87 miljoen (2002: EUR 117 miljoen) ofwel EUR 7 miljoen boven de boekwaarde.

5 Financiële vaste activa

(x EUR 1.000)	2003	2002
Deelnemingen in gelieerde vennootschappen		
Per 1 januari	**20.659**	24.103
Koersverschillen	**(2.601)**	(2.024)
Bij: investeringen	**117**	-
aandeel in netto resultaten over boekjaar	**6.970**	3.342
overboeking van / (naar) geconsolideerde dochtermaatschappijen	**21.721**	(2.335)
Af: desinvesteringen	**(9.790)**	(92)
ontvangen dividenden / terugbetaling geïnvesteerd vermogen	**(1.628)**	(2.335)
Per 31 december	**35.448**	20.659
Overige deelnemingen		
Per 1 januari	**389**	788
Koersverschillen	**(15)**	(51)
Bij: investeringen	**-**	80
Af: desinvesteringen	**-**	(25)
afschrijving van boekwaarde	**-**	(403)
Per 31 december	**374**	389
Overige vorderingen		
Per 1 januari	**24.673**	23.576
Koersverschillen	**(2.341)**	(2.732)
Bij: nieuwe leningen en vorderingen	**21.678**	4.610
Af: vereffeningen	**(9.515)**	(781)
afschrijving van de boekwaarde	**(4.761)**	-
Per 31 december	**29.734**	24.673
Financiële vaste activa	**65.556**	45.721

Overige vorderingen omvatten vorderingen op derden ter zake van de uitgestelde opbrengsten bij verkoop van activiteiten, rentedragende leningen aan klanten en overige vorderingen op lange termijn.

In overige langlopende vorderingen per 31 december 2003 is EUR 20,9 miljoen opgenomen verbandhoudend met te verwachten verzekeringsdekking voor silicose en asbest claims in de USA (zie ook noot 11). In de aangepaste balans voor 2002 is EUR 5,8 miljoen opgenomen verbandhoudend met verzekeringsdekking voor silicose en asbest claims.

Vlottende activa

6 Voorraden

(x EUR 1.000)	2003	2002
Gereed product en handelsgoederen	**615.422**	817.138
De kostprijs van de voorraden is in verband met een geschatte lagere opbrengstwaarde verminderd met een voorziening van	**55.829**	63.202

7 Handelsdebiteuren

(x EUR 1.000)	2003	2002
Handelsdebiteuren	**836.259**	1.257.646
Op de handelsdebiteuren is een voorziening voor dubieuze debiteuren in mindering gebracht van	**41.322**	52.896

8 Overige vorderingen en overlopende activa

(x EUR 1.000)	2003	2002
Overige vorderingen	**30.987**	77.942
Overlopende activa	**41.776**	59.083
	72.763	137.025

Passiva

9 Eigen vermogen

(x EUR 1.000)	2003	2002
Eigen vermogen per 1 januari	**928.575**	999.220
Resultaat na belastingen	**(318.024)**	56.790
Stockdividend	**-**	29.846
Betaald interim-dividend over het jaar	**-**	(16.418)
Dividend op gewone aandelen	**(19.702)**	(56.240)
Dividend op de cumulatief preferente aandelen	**-**	(2.284)
Koersverschillen	**(48.347)**	(82.339)
Eigen vermogen per 31 december	**542.502**	928.575

Het recht op slotdividend over 2002 was EUR 0,33 per aandeel in contanten.
In het overzicht van het verloop van het eigen vermogen is in de post koersverschillen een negatief belastingeffect opgenomen van EUR 3,8 miljoen (2002: EUR 10,5 miljoen positief).

Hagemeyer kent een aandelenoptieprogramma waaraan het management, inclusief leden van de Raad van Bestuur en het Executive Committee, deelneemt. Gedurende 2003 werden geen opties uitgeoefend. Als gevolg van het beëindigen van het dienstverband met optiehouders zijn 41.730 opties vervallen. Daarnaast vervielen 860.975 opties op de expiratiedatum, zonder dat uitoefening mogelijk is geweest.

Gedurende de eerste drie jaar na toekenning zijn toegekende opties onderworpen aan zodanige voorwaarden dat uitoefening in de praktijk niet plaatsvindt. Na deze periode van drie jaar hebben vrijwel alle opties een uitoefentermijn van vijf jaar.

Op 9 januari 2004 werd een buitengewone algemene vergadering van aandeelhouders gehouden, waarin aandeelhouders goedkeuring verleenden aan een voorstel tot uitgifte van gewone aandelen, verbandhoudend met een claimemissie en uitgifte van obligaties.

Zowel de claimemissie als de uitgifte van obligaties werden in februari 2004 afgerond. Nadere informatie met betrekking tot het aandelenkapitaal na afronding is opgenomen in het hoofdstuk: 'Informatie voor Aandeelhouders' en de pro forma, niet van een accountantsverklaring voorziene, balans op pagina 78.

Gegevens met betrekking tot het optieprogramma aan het begin en aan het eind van het boekjaar 2003:

Jaar van toekenning	Aantal aandelen op basis van uitstaande opties 01-01-03	31-12-03	Uitoefen-prijs (x EUR)	Beurskoers bij toekenning (x EUR)	Expiratie datum
1998	4.500	-	30,63	30,63	2 september 2003
	41.230	-	43,93	43,93	22 april 2003
1999	63.503	3.333	26,85	26,85	5 maart 2007
	3.344	3.276	26,85	26,85	4 maart 2004
	25.000	17.000	22,10	22,10	1 september 2007
2000	5.089	4.985	17,47	17,47	28 februari 2005
	174.000	81.000	20,00	17,47	11 maart 2008
	19.014	17.610	17,47	17,47	11 maart 2008
2001	226.000	121.000	20,00	23,90	6 maart 2006
	50.000	50.000	20,00	23,90	30 april 2004
	25.000	25.000	20,00	23,90	31 mei 2004
	11.802	10.728	23,90	23,90	6maart 2006
	159.000	20.000	20,00	23,90	6 maart 2009
	8.000	4.000	23,90	23,90	6 maart 2009
2002	83.000	44.000	20,00	23,23	5 maart 2010
	72.850	2.500	23,23	23,23	5 maart 2007
	280.894	164.539	23,23	23,23	5 maart 2010
2003	-	192.215	3,42	3,42	11 maart 2008
	-	431.970	3,42	3,42	11 maart 2011
	1.252.226	1.193.156			

Voor de optierechten van de leden van de Raad van Bestuur wordt verwezen naar toelichting 20 "Beloningen Raad van Commissarissen en Raad van Bestuur 2003".

10 Achtergestelde leningen

De achtergestelde lening ten bedrage van EUR 150 miljoen draagt een op de EURIBOR gebaseerde variabele rente. De lening is een achtergestelde verplichting van de Vennootschap en Hagemeyer Ireland Plc en wordt gelijk gerangschikt met overige bestaande of toekomstige achtergestelde verplichtingen. De faciliteit zou in juni 2005 vervallen zijn.

Op 9 januari 2004 werd een buitengewone algemene vergadering van aandeelhouders gehouden, waarin aandeelhouders goedkeuring verleenden aan een voorstel tot uitgifte van gewone aandelen in een claimemissie en rechten om op gewone aandelen in te schrijven via een uitgifte van obligaties. Zowel de claimemissie als de uitgifte van obligaties zijn in februari 2004 afgerond. Met de afronding van de claimemissie en de uitgifte van obligaties is de bestaande achtergestelde lening volledig afgelost.

11 Voorzieningen

(x EUR 1.000)	Reorganisatie & Herstructurering	Latente belasting-verplichtingen	Pensioenen	Garantie-verplichtingen	Overige	**Totaal 2003**	Totaal 2002
Stand per 1 januari	49.619	48.597	38.788	8.874	28.236	**174.114**	223.526
Voorzieningen van gedesinvesteerde dochtermaatschappijen	(246)	(1.090)	(11)	(459)	(549)	**(2.355)**	(480)
Acquisities	-	-	-	-	-	**-**	2.089
Overboekingen	(1.008)	2.863	(369)	(8)	2.386	**3.864**	297
Koersverschillen	(1.803)	(2.652)	(1.321)	(57)	(2.545)	**(8.378)**	(13.180)
Dotaties ten laste van de winst- en verliesrekening	31.862	1.781	1.405	4.844	38.532	**78.424**	35.007
Dotaties ten laste van de koersverschillen (eigen vermogen)	-	980	-	-	-	**980**	10.107
Onttrekkingen	(27.127)	-	(2.755)	(5.255)	(7.799)	**(42.936)**	(69.065)
Voorzieningen vrijgevallen ten gunste van de winst- en verliesrekening	(10.500)	(30.948)	(513)	(630)	(1.146)	**(43.737)**	(14.187)
Stand per 31 december	40.797	19.531	35.224	7.309	57.115	**159.976**	174.114

Binnen een jaar zullen deze voorzieningen voor ongeveer EUR 40 miljoen worden aangesproken.

In de onttrekkingen aan de reorganisatie- en herstructureringsvoorziening is een bedrag van EUR 15 miljoen opgenomen dat betrekking heeft op de reorganisatie van de PPS divisie. Deze onttrekkingen betreffen kosten voor het afstoten van ongeschikte lokaties en de afschrijving van incourante activa als gevolg van de herstructurering van de logistieke activiteiten en rationalisering van het vestigingennetwerk. Daarnaast zijn hierin begrepen niet gekapitaliseerde kosten voor ERP ontwikkelingen en implementatie, alsmede afvloeiingskosten.

Voorts heeft de onttrekking aan de reorganisatievoorziening voor een bedrag van EUR 12 miljoen betrekking op kosten in verband met het afstoten of herstructureren van niet-kernactiviteiten.

Bedragen die zijn vrijgevallen ten gunste van de resultaten hebben betrekking op vrijval van voorzieningen, die in voorgaande jaren zijn opgebouwd en niet langer noodzakelijk zijn.

Schadeclaims – Silicose en asbest

Twee van Hagemeyers dochtermaatschappijen in de USA zijn gedaagd in ongeveer 23.000 solicose-gerelateerde schadeclaims in Mississippi en Texas. De eisers in deze zaken hebben in de energiewinning (met name de petrochemische industrie), bouw, gieterij of productie gewerkt of werken daar nog steeds, en daarbij is zand gebruikt of is zand vrijgekomen als bijproduct van zandstralen, boren of slijpen, of voor het maken van mallen en gietkernen. Deze eisers stellen dat zij klachten hebben gekregen die gerelateerd zijn aan het werken in een omgeving met zand of dat zij lijden aan ziektes zoals silicose (stoflongen), en dat een van onze dochtermaatschappijen ademhalingsbeschermingsproducten (zoals stof-, gas- en luchtmaskers) had geleverd die onvoldoende functioneerden om te voorkomen dat de eisers dergelijke ziektes of silicose opliepen en/of dat de dochtermaatschappij van Hagemeyer verzuimd had een adequate waarschuwing te leveren bij het product. In sommige zaken wordt ook gesteld dat een andere dochtermaatschappij van Hagemeyer door de regering goedgekeurde zandstraalkappen heeft geproduceerd waarvan wordt gesteld dat die fouten vertoonden en dat de betreffende dochtermaatschappij daar niet adequaat voor heeft gewaarschuwd.

In dergelijke rechtszaken zijn er vaak vele gedaagden. Het gaat dan om fabrikanten en distributeurs van zand, zandstraalapparatuur en -producten alsook fabrikanten en distributeurs van ademhalingsbeschermingsproducten. Een van de Hagemeyer dochtermaatschappijen is nog steeds actief op het gebied van distributie van ademhalingsbeschermingsproducten, terwijl de andere dochtermaatschappij al in de jaren 80 is gestopt met het produceren van deze producten.

Deze dochtermaatschappijen zijn ook gedaagd in ongeveer 2.000 asbest schadeclaims in Michigan, Mississippi en Texas. De eisers in deze zaken zijn voornamelijk arbeiders in de auto-industrie, de bouw en productie, die een asbestgerelateerde ziekte hebben opgelopen waarvan zij stellen dat dit ten dele is veroorzaakt door blootstelling aan asbesthoudende producten die door een van Hagemeyers dochtermaatschappijen geproduceerd of verkocht zouden zijn.

De kosten voor Hagemeyer in verband met deze schadeclaims zijn moeilijk in te schatten, omdat de uitkomst van dit soort processen (en dus ook mogelijke verplichtingen die daaruit voortvloeien) afhangt van een aantal aannames en onzekerheden, zoals het aantal of de omvang van de claims of schikkingen, het aantal verantwoordelijke partijen met financiële draagkracht, en de mogelijke invloed van lopende of toekomstige rechtszaken.

Per 31 december 2003 hebben de dochtermaatschappijen van Hagemeyer in de USA een voorziening genomen voor deze claims ten bedrage van EUR 41,8 miljoen. De voorziening houdt rekening met gemelde en nog niet geregistreerde claims, en is berekend met toepassing van discontering. De verwachte verzekeringsdekking van EUR 20,9 miljoen is, overeenkomstig de Nederlandse algemeen aanvaarde grondslagen voor waardering en presentatie, apart verantwoord onder overige langlopende vorderingen (zie ook noot 5).

De mutaties in de actieve belastinglatentie alsmede de voorziening latente belastingverplichtingen gedurende het boekjaar zijn als volgt weer te geven:

(x EUR 1.000)	2003	2002
Actieve belastinglatentie		
Per 1 januari	**91.129**	80.607
Koersverschillen	**(925)**	(1.826)
Acquisities	**-**	162
Mutaties (ten laste) / ten gunste van de resultaten:		
Resultaat uit gewone bedrijfsuitoefening	**(12.567)**	(7.021)
Bijzonder resultaat	**(31.273)**	17.632
Actieve belastinglatenties van gedesinvesteerde dochtermaatschappijen	**(4.539)**	-
Overboeking (van) / naar kortlopende belastingverplichtingen	**2.887**	1.578
Overboeking (naar) / van latente belastingverplichtingen	**-**	(3)
Per 31 december	**44.712**	91.129
Latente belastingverplichtingen		
Per 1 januari	**(48.597)**	(36.377)
Koersverschillen	**2.652**	1.257
Mutaties (ten laste) / ten gunste van de resultaten:		
Resultaat uit gewone bedrijfsuitoefening	**28.766**	923
Bijzonder resultaat	**401**	(4.431)
Belastinglatentie van gedesinvesteerde dochtermaatschappijen	**1.090**	-
Dotatie ten laste van de koersverschillen (eigen vermogen)	**(980)**	(10.107)
Overboeking (van) / naar kortlopende belastingverplichting	**24**	135
Overboeking naar / (van) actieve belastinglatentie	**(2.887)**	3
Per 31 december	**(19.531)**	(48.597)
Netto actieve belastinglatentie	**25.181**	42.532

De actieve belastinglatentie en de voorziening latente belastingverplichtingen per 31 december zijn toe te rekenen aan:

(x EUR 1.000)	**2003**	2002
Actieve belastinglatentie		
Voorziening voor reorganisatie en herstructurering	**767**	17.160
Voorwaartse verliesverrekening	**11.358**	40.949
Verrekenbare tijdelijke verschillen op de getroffen voorzieningen op voorraden en handelsdebiteuren	**12.919**	10.602
Overige verrekenbare tijdelijke verschillen	**19.668**	22.418
	44.712	91.129
Latente belastingverplichtingen		
Belastbare tijdelijke verschillen in de getroffen voorzieningen op voorraden en handelsdebiteuren	**(3.573)**	(7.593)
Belastbare versnelde afschrijvingen op materiële vaste activa	**(850)**	(1.455)
Overige belastbare tijdelijke verschillen	**(15.108)**	(39.549)
	(19.531)	(48.597)
Netto actieve belastinglatentie	**25.181**	42.532

Ongeveer EUR 12 miljoen van de netto actieve belastinglatentie heeft een looptijd van korter dan een jaar.

In 2003 heeft een correctie van de belastinglatentie, voornamelijk verbandhoudend met fiscaal compensabele verliezen in de USA en het Verenigd Koninkrijk, geresulteerd in een afschrijving van EUR 30,2 miljoen. Als gevolg hiervan is het effectieve belastingpercentage toegenomen.

12 Langlopende schulden

(x EUR 1.000)	2003	2002
Gegarandeerde langlopende senior notes	**193.482**	231.786
Opgenomen bedragen onder langlopende gecommitteerde faciliteiten	**534.794**	489.558
Bankschulden	**1.507**	51.852
	729.783	773.196
Af: aflossingen binnen één jaar	**(729.048)**	(70.039)
	735	703.157

In augustus 2003 bereikte Hagemeyer overeenstemming over een standstill agreement met haar belangrijkste financiers. De volgende bestaande faciliteiten maken deel uit van de standstill agreement:

- een multi-currency Syndicated Facility Agreement van EUR 500,0 miljoen;
- een achtergestelde leningfaciliteit van EUR 150,0 miljoen;
- $ 32,4 miljoen aan 6,32% Senior C Notes met vervaldatum 17 november 2005;
- $ 211,0 miljoen aan Guaranteed Senior Notes;
- bilaterale bankfaciliteiten voor een bedrag van circa EUR 413,0 miljoen, gesloten tussen bepaalde kredietverstrekkers en verschillende dochters van Hagemeyer, waarbij Hagemeyer als garantsteller is opgetreden, waarvan EUR 31 miljoen niet onder de standstill agreement valt.

Gemiddeld werd in het eerste halfjaar 2003 5,1% rente over de schuld betaald. Als gevolg van de standstill agreement werd dit percentage effectief verhoogd tot 7,2% voor het tweede halfjaar.

Bankgaranties, klantenkaartfaciliteiten, letters of credit en bepaalde latente verplichtingen zijn niet opgenomen in de totale schuld die in de jaarrekening is weergegeven.

Door de succesvolle afronding van de claimemissie is een bestaande latente verplichting in februari 2004 gerealiseerd. Als gevolg van de contante aflossing aan bepaalde bestaande note holders, waren make-whole betalingen verschuldigd ten bedrage van EUR 12 miljoen in totaal.

Door de afronding van de claimemissie en de uitgifte van obligaties zijn de belangrijkste langlopende faciliteiten van de onderneming vervangen door nieuwe faciliteiten. Als gevolg daarvan zijn de bedragen die onder de bestaande langlopende faciliteiten verschuldigd zijn geclassificeerd als kortlopende schuld.

13 Handelscrediteuren en overige kortlopende schulden

(x EUR 1.000)	2003	2002
Handelscrediteuren	**528.551**	774.863
Vennootschapsbelasting	**58.763**	74.226
Overige belastingen en sociale premies	**14.641**	21.230
Pensioenen	**1.302**	16.779
Overige schulden	**60.596**	72.579
Overlopende passiva	**111.622**	156.482
	775.475	1.116.159

Rentetarieven

Hagemeyer maakt gebruik van renteswaps en andere instrumenten om haar renterisico te beheersen. Per 31 december 2003 had Hagemeyer renteswaps uitstaan met nominale bedragen van totaal EUR 106,8 miljoen. De tabel hieronder laat de termijn en de valuta zien van de renteswaps. Hagemeyer gaat over het algemeen renteswaps aan met als doel om op lange termijn een bepaalde mix van vaste en variabele schulden te bereiken. Het is ons beleid om een minimum deel van 25% vaste schuld te behouden. Aan het eind van december 2003 gold voor ongeveer 30% van onze nettoschuld een rentetermijn van langer dan een jaar.

Bij alle uitstaande renteswaps betaalt Hagemeyer een vaste rente en ontvangt een variabele rente. De marktwaarde van de renteswaps per 31 december 2003 was EUR 0,3 miljoen.

Hagemeyer heeft per 31 december 2003 geen andere rentederivaten uitstaan.

(EUR x 1.000)	**Uitstaand per**	**Bedrag aan vervallen swaps per periode**				
Valuta	**31-12-2003**	**2004**	**2005**	**2006**	**2007**	**2008**
£	56.754	-	-	-	-	56.754
EUR	50.000	-	-	-	-	50.000
Totaal	**106.754**	**-**	**-**	**-**	**-**	**106.754**

Valuta en andere marktrisico's

Door internationaal te opereren is Hagemeyer onderhevig aan wisselkoersmutaties. Omdat de rapporteringsvaluta van Hagemeyer de euro is, kunnen wisselkoersmutaties ten opzichte van de euro van invloed zijn op de bedrijfsresultaten. Per 31 december 2003 werd de omzet met name gegenereerd in de volgende landen: EMU-landen 28,0%, Noord-Amerika 20,6%, Verenigd Koninkrijk 14,6%, Australië 14,5% en Zweden 7,3%. Als rekening wordt gehouden met de verkoop van Tech Pacific en de beëindiging van de licentieovereenkomst met PUMA AG in de eerste helft van 2003, zijn de pro forma omzetverhoudingen in deze landen als volgt: EMU-landen 31,2%, Noord-Amerika 23,5%, Verenigd Koninkrijk 16,5%, Australië 11,5% en Zweden 8,1%.

Hagemeyer streeft ernaar de volatiliteit van inkomsten ten gevolge van wisselkoersmutaties zoveel mogelijk terug te dringen. Dit gebeurt met name door middel van termijncontracten waarmee het effect van wisselkoersen gerelateerd aan de import van handelswaar geheel of gedeeltelijk gedekt wordt en in sommige gevallen ook de dividendstromen van dochtermaatschappijen (transactionele valutaposities).

Hagemeyer gebruikt geen hedging om risico's af te dekken van schommelingen in gerapporteerde winsten ten gevolge van veranderende valutakoersen. Mutaties in valutakoersen die de grootste impact zouden hebben op het omzetten van het bedrijfsresultaat in de euro betreffen de US dollar, het Britse pond, de Australische dollar en de Zweedse kroon.

Daarnaast worden de valutarisico's voor de balans afgedekt door leningen voor het financieren van bepaalde activiteiten in het buitenland in buitenlandse valuta af te sluiten. Per 31 december 2003 was de nettoschuld van Hagemeyer voornamelijk in US dollars (27,7%), Britse ponden (30,2%), Australische dollars (17,2%) en euro's (18,9%).

Hagemeyer maakt gebruik van valutaswaps om de schuldvaluta effectief te kunnen aanpassen. De valutaswaps worden gebruikt met als doel om de totale financieringskosten te verminderen. Alle valutaswaps van Hagemeyer hebben een 'rollover' termijn die korter is dan 1 maand. De marktwaarde van de valutaswaps per 31 december 2003 bedroeg EUR 0,8 miljoen.

Concentraties in kredietverlening

Het kredietbeleid voorziet in voortdurende bewaking van posities bij, en kredietwaardigheid van, de financiële instellingen waarmee treasury transacties worden aangegaan. Wanprestatie van enige tegenpartij wordt niet verwacht. Tot de bij de betreffende treasury transacties betrokken tegenpartijen behoren uitsluitend financiële instellingen die belangrijke verstrekkers van bankkredieten aan de Groep zijn. De treasury transacties betreffen o.a. renteswaps, valutatransacties en overige financiële instrumenten voor het afdekken van financiële marktrisico's, welke bij de paragraaf "Rente management" vermeld staan.

Als gevolg van de brede spreiding van klanten en markten waarop Hagemeyers producten worden verkocht, bevatten de handelsdebiteuren van de onderneming per 31 december 2003 geen belangrijke risico-concentraties.

Overige niet uit de balans blijkende vorderingen en verplichtingen

Per jaareinde bedroeg het totaalbedrag aan huur- en leaseverplichtingen:

(x EUR miljoen)	2003	2002
Vervallend binnen 1 jaar	**125**	136
Vervallend binnen 1 tot 5 jaar	**283**	349
Vervallend na 5 jaar	**182**	241
	590	726

Ten aanzien van het merendeel van de Nederlandse dochtermaatschappijen zijn aansprakelijkheidsverklaringen afgegeven in het kader van artikel 403, Boek 2 van het Burgelijk Wetboek. Een volledig overzicht van bedoelde dochtermaatschappijen is bij de Kamer van Koophandel te Hilversum gedeponeerd. Overige verplichtingen voortvloeiend uit bankgaranties, inclusief de garantie op de langlopende senior notes en de "Private Placement" (toelichting 12), belastingen, fiscale eenheid en aanspraken van derden vinden hun oorsprong uitsluitend in de normale bedrijfsuitoefening en zijn niet bovenmatig in verhouding tot de vermogenspositie van de Vennootschap.

In 2000 werd Hagemeyers belang in de Freetime groep verkocht. Als onderdeel van deze transactie heeft de Groep bepaalde financieringsverplichtingen van de koper en de Freetime groep gegarandeerd.

Per 31 december 2003 had de Groep letters of credit uitstaan ter waarde van EUR 83,2 miljoen.

Gerechtelijke procedures

Zoals te verwachten is bij een grote onderneming die in meerdere jurisdicties actief is, is Hagemeyer in haar dagelijkse gang van zaken regelmatig betrokken in rechtszaken, vorderingen, onderzoeken en processen, als eiser, gedaagde of 'target'.

Na gepast juridisch advies te hebben ingewonnen, heeft Hagemeyer voor juridische claims op groepsniveau voorzieningen getroffen voor een totaal bedrag van EUR 70 miljoen, waarvan EUR 41,8 miljoen betrekking heeft op Silicose/Asbest zaken. De belangrijkste overige claims zijn hierna beschreven. Tenzij anders aangegeven, is Hagemeyer niet verzekerd tegen de risico's van vorderingen die in het nadeel van de onderneming uitvallen.

Rechtszaak in verband met het faillissement van Ceteco

Sinds 1995 had Hagemeyer direct en indirect een belang van ongeveer 65% in het in mei 2002 failliet verklaarde Ceteco N.V. In oktober 2003 is door de curatoren van Ceteco bij een Nederlandse rechtbank een rechtszaak aangespannen tegen Hagemeyer en de leden van de Raad van Bestuur en Raad van Commissarissen van Ceteco voor het gehele tekort van de faillissementsboedel, op dit moment door de curatoren geschat op EUR 209 miljoen.

Deze vordering is gebaseerd op de veronderstelling dat de commissarissen onvoldoende toezicht gehouden zouden hebben op de leden van de Raad van Bestuur van Ceteco toen zij wanbeleid voerden over Ceteco, hetgeen tot de ondergang van het bedrijf heeft geleid. De basis voor de vermeende aansprakelijkheid is dat drie van de leden van de Raad van Commissarissen lid waren van de Raad van Bestuur van Hagemeyer gedurende de periode van het vermeende wanbeleid.

Bovendien, en als alternatief, stellen de curatoren dat Hagemeyer, als aandeelhouder met een meerderheidsbelang in Ceteco, haar zorgplicht jegens Ceteco en haar crediteuren niet is nagekomen, onder andere door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen.

De geëiste schadevergoeding voor deze gestelde onrechtmatige daad is gebaseerd op het verlies dat Ceteco in sommige landen heeft geleden en wordt door de curatoren geschat op EUR 190 miljoen. Een schadevergoeding die ter zake van deze vordering wordt toegewezen vermindert het tekort in de faillissementsboedel en vermindert daarmee het bedrag van de eerste vordering.

Een van Ceteco's crediteuren, Dresdner Bank Lateinamerika AG, eist een schadevergoeding van Hagemeyer van EUR 14,5 miljoen op grond van onrechtmatige daad. Zij stelt dat Hagemeyer haar zorgplicht jegens Dresdner Bank niet is nagekomen door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen. Het geëiste bedrag aan schadevergoeding vormt onderdeel van het tekort in Ceteco's faillissement. Dresdner Bank heeft nog geen officieel proces aangespannen.

Hagemeyer is van mening dat zij goede juridische argumenten heeft op basis waarvan deze vorderingen zullen worden afgewezen.

CEF Holdings Ltd vs. Bernard

Een van Hagemeyers concurrenten, CEF Holdings Ltd, is in 1989 een nieuwe elektrotechnische groothandel begonnen in Nederland. Vervolgens stelde CEF Holdings dat het schade leed door een kartel gevormd door onder andere de Nederlandse Federatie van Elektrotechnische Groothandels (de FEG), en alle leden van de FEG, waaronder (destijds) Elektrotechnische Groothandel Bernard B.V., een van Hagemeyers Nederlandse dochterondernemingen. In maart 1991 heeft CEF Holdings een klacht ingediend bij de Europese Commissie tegen onder andere de FEG en al haar leden. Vervolgens heeft CEF City Electrical Factors B.V. in februari 1999 een rechtszaak aangespannen bij de arrondissementsrechtbank in Rotterdam tegen FEG, de Technische Unie (het grootste FEG-lid) en Bernard (het eennagrootste FEG-lid). CEF Holding eist een schadevergoeding ter grootte van ongeveer EUR 90.7 miljoen, exclusief rente en kosten, op basis van dezelfde feiten.

In oktober 1999 heeft de Europese Commissie een boete opgelegd aan de FEG en de Technische Unie vanwege kartelactiviteiten. De Europese Commissie heeft geen boete opgelegd aan Bernard en heeft later het dossier Bernard definitief gesloten. De FEG en de Technische Unie zijn in hoger beroep gegaan tegen de beschikking van de Commissie bij het Europees Gerecht van Eerste Aanleg. Op 16 december 2003 werd het beroep verworpen. FEG en de Technische Unie hebben tegen deze uitspraak beroep ingesteld bij het Europees Hof van Jusititie. In afwachting van de uitkomst van dat beroep, is het door CEF geïnitieerde proces tegen de FEG en Technische Unie bij de Rotterdamse arrondissementsrechtbank vooralsnog opgeschort. De rechtszaak bij deze rechtbank tussen Bernard en CEF Holding was niet opgeschort. In mei 2003 zijn pleidooien gehouden. Onder andere gezien het feit dat de Europese Commissie Bernard niet schuldig heeft bevonden, is Hagemeyer van mening dat zij goede juridische gronden heeft op basis waarvan deze vordering zal worden afgewezen. Een vonnis wordt niet eerder verwacht dan in juli 2004.

Belgische belastingdienst vs. Manudax België

Manudax België N.V., een van Hagemeyers Belgische dochterondernemingen, is op 27 november 2000 in vrijwillige liquidatie gegaan. Gedurende 1999 en 2000 heeft Manudax België omzetbelastingaanslagen ontvangen in verband met vermeende frauduleuze transacties van vroegere werknemers gedurende de periode vanaf eind 1996 tot begin 1998. Het bedrag van deze aanslagen, inclusief rente en boete, bedraagt EUR 105,2 miljoen. Alle aanslagen worden betwist door Manudax België.

15 Gesegmenteerde informatie

Hagemeyer was in voorgaande jaren wereldwijd georganiseerd in twee belangrijke bedrijfsonderdelen: Professional Products en Services (PPS) en Information Technology Products en Services (ITPS). Op 13 juni 2003 werd de verkoop van Tech Pacific bekendgemaakt. De ITPS activiteiten zijn vanaf juni 2003 gedeconsolideerd. Hagemeyers resterende belang in Techpac Holdings Limited (31,5%) is, vanaf dat moment, verantwoord onder Resultaat Deelnemingen. De overige activiteiten omvatten voornamelijk exclusieve vertegenwoordigingen in Nederland en Azië-Pacific, alsmede consumentenelektronica in de Verenigde Staten en zijn ondergebracht in de divisie Agencies/Consumer Electronics. Tussen de verschillende bedrijfsonderdelen vinden geen verkopen of overige transacties plaats. Gesegmenteerde activa omvatten met name materiële vaste activa, immateriële vaste activa inclusief goodwill, voorraden en vorderingen. De gesegmenteerde passiva betreffen met name de operationele passiva.
Belastingen en leningen zijn niet opgenomen. Investeringen in materiële en immateriële vaste activa betreffen met name investeringen in bedrijfsgebouwen en -terreinen, machines en installaties, kantoor- en computerapparatuur, software en betaalde goodwill bij acquisities.

	PPS		ACE		Centrale Organisatie		Groep excl. ITPS		Beëindigde activiteit ITPS		Hagemeyer Totaal	
UR miljoen)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
egmenteerde resultaten												
zet	**5.061,9**	5.876,2	**598,7**	819,9	**-**	0,1	**5.660,6**	6.696,2	**677,2**	1.647,3	**6.337,8**	8.343,5
TA voor												
zondere posten	**(42,7)**	146,9	**48,0**	66,3	**(27,3)**	(35,8)	**(22,0)**	177,4	**12,7**	31,2	**(9,3)**	208,6
ondere posten	**(173,4)**	(27,9)	**4,5**	(6,3)	**(9,4)**	(0,8)	**(178,3)**	(35,0)	**50,5**	(3,3)	**(127,8)**	(38,3)
hrijving van goodwill	**(33,5)**	(34,4)	**(0,3)**	(0,3)	**-**	-	**(33,8)**	(34,7)	**-**	(0,1)	**(33,8)**	(34,8)
rijfsresultaat	**(249,6)**	84,6	**52,2**	59,7	**(36,7)**	(36,6)	**(234,1)**	107,7	**63,2**	27,8	**(170,9)**	135,5
deel in resultaat deelnemingen,												
oor belastingen	**1,0**	0,7	**5,2**	3,0	**-**	-	**6,2**	3,7	**3,2**	0,1	**9,4**	3,8
anciële baten en lasten							**(119,0)**	(51,4)	**(3,0)**	(11,6)	**(122,0)**	(63,0)
ultaat uit gewone bedrijfsuitoefening												
oor belastingen							**(346,9)**	60,0	**63,4**	16,3	**(283,5)**	76,3
stingen							**(21,0)**	(16,1)	**(14,0)**	(3,4)	**(35,0)**	(19,5)
deel derden							**0,5**	-	**-**	-	**0,5**	-
ultaat na belastingen							**(367,4)**	43,9	**49,4**	12,9	**(318,0)**	56,8
egmenteerde activa en passiva												
egmenteerde activa	**2.092,3**	2.577,8	**179,9**	257,0		-	**2.272,2**	2.834,8	**4,9**	272,5	**2.277,1**	3.107,3
lnemingen	**4,4**	4,5	**8,0**	7,0		-	**12,4**	11,5	**23,0**	9,1	**35,4**	20,6
t gealloceerde activa											**291,0**	180,0
onsolideerde activa											**2.603,5**	3.307,9
egmenteerde schulden	**642,5**	767,9	**52,4**	86,1	**22,0**	25,6	**716,9**	897,6	**0,1**	165,0	**717,0**	1.044,6
t gealloceerde schulden											**1.344,0**	1.334,7
onsolideerde schulden											**2.061,0**	2.379,3
erige gesegmenteerde informatie												
wervingen immateriële en												
nateriële vaste activa	**27,4**	87,4	**5,0**	10,7	**-**	-	**32,4**	98,1	**0,2**	1,5	**32,6**	99,6
chrijving en amortisatie	**75,8**	84,5	**6,5**	7,7	**-**	-	**82,3**	92,2	**1,5**	4,0	**83,8**	99,7

Hagemeyer is actief in vijf geografische regio's:

Nederland is het land van vestiging van de onderneming - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO producten, alsmede de vertegenwoordiging van vooraanstaande merken in consumentenelektronica, fotografische en imagingproducten.

Overige Europese landen - de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO producten, alsmede Integrated Supply services.

Amerika - de activiteiten bestaan met name uit de distributie van MRO producten waaronder elektrotechnische materialen, veiligheidsproducten, alsmede Integrated Supply services. Voorts worden consumentenelektronicaproducten gedistribueerd onder eigen merk.

Australië (inclusief Nieuw-Zeeland) - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO producten, de distributie van informatietechnologie- en communicatieproducten via Tech Pacific (gedesinvesteerd met ingang van juni 2003), alsmede de vertegenwoordiging van consumentenproducten.

Overig Azië-Pacific - de activiteiten bestaan met name uit de distributie van informatietechnologie- en communicatieproducten via Tech Pacific (gedesinvesteerd met ingang van juni 2003), alsmede de vertegenwoordiging van diverse consumentenproducten.

De omzetsegmentatie volgt die geografische gebieden waarin een afnemer zijn goederen en/of diensten geleverd krijgt. De activa en de investeringen worden ondergebracht in dat geografisch gebied waar de activa zich bevinden.

(x EUR miljoen)		Omzet	Activa	Investeringen in immateriële en materiële vaste activa	Gemiddeld aantal werknemers
Nederland	2003	324,5	126,8	8,4	872
	2002	423,0	170,5	20,1	1.131
Overig Europa	2003	3.164,1	1.198,3	10,0	11.218
	2002	3.607,0	1.499,5	43,7	11.907
Amerika	2003	1.390,7	565,1	8,6	5.712
	2002	1.696,3	744,0	23,4	5.745
Australië	2003	920,0	346,5	4,6	2.063
	2002	1.268,2	481,3	9,7	2.358
Overig Azië-Pacific	2003	538,5	40,4	1,0	1.053
	2002	1.349,0	212,0	2,7	1.888
Totaal	2003	6.337,8	2.277,1	32,6	20.918
	2002	8.343,5	3.107,3	99,6	23.029

16 Operationele kosten voor afschrijving goodwill

(x EUR 1.000)	2003	2002
Verkoopkosten	**708.904**	828.562
Transport- en opslagkosten	**359.774**	395.329
Algemene beheerskosten	**304.669**	292.221
	1.373.347	1.516.112
In operationele kosten begrepen personeelskosten:		
Lonen en salarissen	**666.146**	758.672
Pensioenpremies	**28.046**	28.835
Overige sociale premies	**71.192**	94.948
	765.384	882.455

Het gemiddeld aantal personeelsleden in 2003 was 20.918 (2002: 23.029). Per 31 december 2003 bedroeg het aantal vaste personeelsleden 17.944 (per 31 december 2002: 21.445).

Afschrijvingen:		
Goodwill	**33.816**	34.848
Overige immateriële vaste activa	**10.810**	4.724
Materiële vaste activa	**39.254**	60.147
	83.880	99.719

17 Overige netto bedrijfsopbrengsten

De overige netto bedrijfsopbrengsten bestaan uit assurantieprovisies, ontvangen huur, en soortgelijke opbrengsten.

18 Financiële baten en (lasten)

(x EUR 1.000)	2003	2002
Financiële baten:		
Rentebaten	**5.737**	4.791
Dividend deelnemingen	**163**	101
Koersverschillen - netto	**1.946**	3.514
	7.846	8.406
Financiële lasten:		
Rentelasten en soortgelijke kosten	**(84.785)**	(70.996)
Waardevermindering overige deelnemingen	**-**	(400)
Overige financiële lasten	**(45.025)**	-
	(121.964)	(62.990)

De overige financiële lasten in 2003 betreffen hoofdzakelijk EUR 45 miljoen voor standstill en advieskosten verbandhoudend met de herfinanciering van de Groep.

19 Belastingen

(x EUR 1.000)	2003	2002
De belastinglast van de Groep is als volgt opgebouwd:		
Belastingen	**(18.553)**	(26.074)
Latente belastingen (zie toelichting 11)	**(14.673)**	(7.103)
Aandeel in de belasting van gelieerde vennootschappen	**(1.807)**	(529)
	(35.033)	(19.500)

Het verschil tussen het te verwachten belastingtarief van de Groep (zijnde het gewogen gemiddelde van de wettelijke belastingtarieven berekend over de belastbare resultaten van de dochtermaatschappijen) en het effectieve belastingtarief is het gevolg van:

	2003	2002
Verwachte belastingtarief	**37,4 %**	17,0 %
Niet verantwoorde fiscale resultaten gedurende het jaar	**(51.8) %**	11.8 %
Aanwending van beschikbare compensabele verliezen	**2,0 %**	(0,7) %
Niet aftrekbare posten	**(4,7) %**	1,7 %
Overig	**4,7 %**	(6,4) %
Effectieve belastingtarief	**(12,4) %**	23,4 %

Per 31 december 2003 heeft de Groep fiscaal compensabele verliezen ten bedrage van EUR 622 miljoen (2002: EUR 355 miljoen) beschikbaar die kunnen worden gecompenseerd met toekomstige fiscale baten. Een actieve belastinglatentie (zie toelichting 11) van EUR 34 miljoen (2002: EUR 135 miljoen) is verantwoord om de waarde van de compensabele verliezen tot uitdrukking te brengen. Van het totale bedrag aan compensabele verliezen is EUR 441 miljoen onbeperkt voor verrekening beschikbaar. Een correctie op de post latente belastingen in 2003, ten bedrage van EUR 30,2 miljoen, had een aanzienlijk negatief effect op het effectieve belastingpercentage voor 2003. Belastinglatenties worden gewaardeerd op basis van de te verwachten realisatie met een tijdshorizon van maximaal drie jaar, en rekening houdend met beperkingen voor het gebruik van de gerelateerde belastingverliezen in de van toepassing zijnde jurisdicties.

20 Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen

Raad van Commissarissen

De beloning van de leden van de Raad van Commissarissen was in 2003 als volgt:

(EUR)	Bruto per jaar [1]
P.J. Kalff (Voorzitter)	42.000
D.G. Eustace (Vice-voorzitter)	38.500
T.Y. Yasuda	35.000
W.F. Th. Corpeleijn	35.000

1 Deze vaste beloning van de Raad van Commissarissen is inclusief een vergoeding van EUR 7.000 op jaarbasis, effectief per 1 januari 2003 voor alle leden die tevens lid zijn van de Audit Commissie of de Remuneratie Commissie.

De beloning wordt ingevolge artikel 28 van de statuten van Hagemeyer N.V. vastgesteld door de jaarlijkse Algemene Vergadering van Aandeelhouders (AVA). De Raad van Commissarissen neemt het initiatief tot een voorstel aan de AVA voor aanpassing indien daartoe aanleiding is. Naast de bovenstaande vaste beloning ontvangen de leden van de Raad van Commissarissen een vaste vergoeding voor niet te declareren zakelijke kosten. Deze vergoeding bedraagt EUR 250 per persoon per maand. De leden van de Raad van Commissarissen ontvangen geen variabele beloningen.

Raad van Bestuur

Algemeen

De beloning van de leden van de Raad van Bestuur wordt vastgesteld door de Raad van Commissarissen, op voorstel van de Remuneratie Commissie. De Remuneratie Commissie bestaat uit de heren Kalff (Voorzitter) en Corpeleijn. De Voorzitter van de Raad van Bestuur kan de vergaderingen van de Remuneratie Commissie bijwonen.

De Remuneratie Commissie bekijkt jaarlijks in hoeverre aanpassing van arbeidsvoorwaarden aan de orde is. Daarbij hanteert zij als uitgangspunt dat de arbeidsvoorwaarden concurrerend moeten zijn met in Nederland gevestigde internationaal opererende ondernemingen. Hierbij wordt met name gekeken naar ondernemingen die qua omvang en complexiteit vergelijkbaar zijn met Hagemeyer. Het beleid is een groot deel van de beloning te koppelen aan het resultaat van de onderneming.

De beloning van de leden van de Raad van Bestuur bestaat uit de volgende elementen:

Periodiek betaalde vergoedingen

(EUR)	Functie	Bruto basissalaris Per jaar
R. ter Haar	Voorzitter	628.881
J.S.T. Tiemstra	Lid	475.000 [2]

2 Dit cijfer vertegenwoordigt het basisjaarsalaris per 1 juli 2003 (basissalaris van 1 januari 2003 t/m 30 juni 2003 bedroeg EUR 431.092 op jaarbasis). De heer Tiemstra is lid van de Raad van Bestuur sinds april 2003.

Het basissalaris is per 1 januari 2003 verhoogd met het relevante inflatiecijfer van 3,2% in Nederland.

Naast de bovenstaande beloning ontvangen de leden van de Raad van Bestuur een vaste vergoeding van EUR 570 per persoon per maand voor niet te declareren zakelijke kosten.

Aan de leden van de Raad van Bestuur wordt door de onderneming een auto ter beschikking gesteld. Verder ontvangen de leden van de Raad van Bestuur een bijdrage in de premie van de collectieve ziektekostenverzekering, alsmede de kosten van telefoongebruik en nemen zij deel aan andere gebruikelijke verzekeringen zoals een arbeidsongeschiktheidsverzekering.

De belangrijkste elementen van de beloning van de heer R.W.A. de Becker, die tijdens de AVA in april 2004 zal worden voorgedragen voor benoeming tot lid van de Raad van Bestuur in de functie van Voorzitter, worden bekendgemaakt in de agenda van de AVA 2004.

De belangrijkste elementen van het salaris van de heer W.H.M. Pot, die voor een periode van maximaal zes maanden tot lid van de Raad van Bestuur is benoemd tijdens de buitengewone algemene vergadering van aandeelhouders van 9 januari 2004, zijn als volgt:

(EUR)	
Sign-on bonus	250.000
Salaris	300.000 voor de periode januari – juni 2004
Incentive bonus (range)	150.000 – 450.000

Volgens de contractvoorwaarden van de heer Pot, komt hij niet in aanmerking voor andere arbeidsvoorwaarden en compensatie programma's.

Beloningen betaalbaar op termijn

De leden van de Raad van Bestuur nemen deel aan een pensioenregeling. De kosten voor die pensioenregeling in 2003 waren als volgt:

(EUR)	**Pensioenkosten 2003**
R. ter Haar	400.954
J.S.T. Tiemstra	153.393

De premievrijstelling voor betalingen aan het pensioenfonds was niet van toepassing in 2003.

Bonusregelingen

Jaarbonus ("Short Term Incentive")

Op basis van de Short Term Incentive ("STI") regeling, kan een jaarbonus betaalbaar worden afhankelijk van het behalen van vooraf gedefinieerde doelstellingen. De STI bonus kan maximaal 80% van het vaste jaarsalaris bedragen en is deels afhankelijk van ondernemingsresultaten en deels afhankelijk van vooraf door de Remuneratie Commissie gedefinieerde operationele doelstellingen en van het persoonlijk functioneren van het bestuurslid. Ten laste van het jaar 2003 kwamen de bonussen over het jaar 2002, die in 2003 betaald werden. Deze waren als volgt:

(EUR)	Bonus over 2002 (betaald in 2003)
R. ter Haar	152.345
J.S.T. Tiemstra	71.849

De 2002 bonussen waren gekoppeld aan targets met betrekking tot de groei van de cash earnings per aandeel, alsmede aan individuele doelstellingen binnen het specifieke aandachtsgebied van het bestuurslid. De financiële targets werden niet behaald in 2002. De bonus van EUR 152.345 voor de heer Ter Haar was een discretionaire bonus van 25% van zijn basissalaris als erkenning voor zijn aanzienlijke persoonlijke bijdrage. De bonus van EUR 71.849 voor de heer Tiemstra was in lijn met de contractuele afspraken hieromtrent voor het eerste jaar van zijn dienstbetrekking.

Drie-jaars bonus ("Long Term Incentive")

In 2001 werd, in lijn met de regeling voor senior managers van de werkmaatschappijen, een Long Term Incentive ('LTI') bonusregeling ingesteld voor Raad van Bestuur leden. De LTI is een bonusregeling waarin na elke periode van drie jaar een bonus betaalbaar wordt, mits het dienstverband op dat moment nog bestaat. Effectief per 1 januari 2002 is de LTI gebaseerd op het behalen van vooraf gedefinieerde doelstellingen met betrekking tot het rendement op geïnvesteerd vermogen.

Voor de Raad van Bestuur leden is de target LTI bonus 30% van het basissalaris. Outperformance ten opzichte van het target kan leiden tot een hogere bonus, die in geval van uitzonderlijke prestaties kan oplopen tot maximaal vier keer de target bonus. Gedurende 2003 werden de doelstellingen voor het behalen van de LTI target niet gerealiseerd en als zodanig zijn geen LTI bonussen toegekend.

Performance Share Plan

Sinds 1 januari 2003 bestaat het zogenoemde Performance Share Plan, dat is ingevoerd om Raad van Bestuur leden een substantieel bezit aan Hagemeyer aandelen te laten opbouwen. Zij dienen het volledige netto restant van een LTI bonus alsmede een bedrag gelijk aan minstens de helft van de opbrengsten van na 2002 toegekende opties (na belastingen) te investeren in Hagemeyer aandelen. Deze aandelen mogen tijdens de dienstbetrekking niet worden verkocht, dit mag pas bij pensionering of uitdiensttreding. Als de aandelen minimaal twee jaar gehouden zijn, wordt een premie toegekend. De premie bedraagt 50% voor elke periode van twee jaar dat de aandelen gehouden worden. Echter, de premie moet worden geïnvesteerd in Hagemeyer aandelen. Deze premie aandelen komen niet in aanmerking voor toekomstige premies. Iedere aanspraak op toekomstige premies komt te vervallen bij vrijwillige uitdiensttreding of ontslag om dringende reden.

Optieregelingen

De leden van de Raad van Bestuur nemen deel aan het voor senior management van Hagemeyer bestaande optieprogramma. Alle optieovereenkomsten bevatten zodanige bepalingen dat uitoefening in de eerste drie jaar na toekenning niet mogelijk is en de opties vervallen in beginsel bij uitdiensttreding, behoudens bij pensionering op de reguliere pensioenleeftijd.
Bij uitoefening van opties die na 2002 zijn toegekend dient voor een bedrag gelijk aan minimaal de helft van de optieopbrengst (na belastingen) te worden geïnvesteerd in Hagemeyer aandelen, onder de werking van het hierboven beschreven Performance Share Plan.

Voor Raad van Bestuur leden en een beperkt aantal overige senior managers heeft de Raad van Commissarissen zijn intentie bevestigd om in geval van een zogenoemde "change of control" te besluiten dat de uitstaande opties onmiddellijk uitoefenbaar worden.

Afdekken optieverplichting

Het vigerende beleid van Hagemeyer is om de uit toegekende personeelsopties voortkomende verplichtingen niet af te dekken. Tot nog toe verwierf Hagemeyer bij optieuitoefening eigen aandelen middels een leentransactie om zodoende aan haar verplichting jegens optiehouders te kunnen voldoen. Voor toekomstige optieuitoefeningen overweegt Hagemeyer om nieuwe aandelen uit te geven.

Aan de leden van de Raad van Bestuur zijn de volgende aandelenopties toegekend:

	Uitstaande opties (per 1 jan 2003)	Opties toegekend in 2003	Uitoefen-prijs van 2003 opties (in EUR)	Expiratie datum 2003 opties	Uitoefen-prijzen van uitstaande opties (in EUR)	Uitstaande opties (per 31 dec 2003)
R. ter Haar	245.000	70.000	3,42	31-Dec-03	3,42-26,85	0[1]
J.S.T. Tiemstra	–	50.000	3,42	11-Mar-08	3,42	50.000

1 De opties van de heer Ter Haar zijn per 31 december 2003 vervallen, als onderdeel van de afspraken omtrent zijn uitdiensttreding.

De totale kosten van de beloningen van de Raad van Bestuur bedroegen in 2003 EUR 1.675.000 (2002: EUR 2.302.000). In de kosten voor het jaar 2002 waren kosten voor de heren Riddell en Pickles begrepen, beiden waren gedurende een deel van 2002 lid van de Raad van Bestuur.

Leningen

Aan geen van de leden van de Raad van Commissarissen of Raad van Bestuur is een lening verstrekt.

Aandelenbezit

Geen van de leden van de Raad van Commissarissen bezit (rechten tot het nemen van) aandelen en/of certificaten van aandelen Hagemeyer N.V., met uitzondering van de heer T.Y. Yasuda. Hij bezit 14.318 aandelen Hagemeyer.

Geen van de leden van de Raad van Bestuur bezit aandelen of certificaten van aandelen Hagemeyer N.V.

"Change of control" / ontslagbepalingen

Ontslagvergoedingen aan Raad van Bestuur leden worden betaalbaar in de volgende scenario's:

i) de onderneming beëindigt het dienstverband na een overname, fusie of andere gebeurtenis waarbij sprake is van een zogenoemde change of control van Hagemeyer. Er is sprake van een change of control in de zin van deze bepaling bij een materiële verandering in de eigendom of controle over de uitstaande aandelen;

ii) het bestuurslid beëindigt zijn dienstverband binnen 1 jaar na een materiële wijziging in de organisatie die resulteert in een materiële wijziging in de bevoegdheden en verantwoordelijkheden van het bestuurslid; of

iii) het bestuurslid beëindigt zijn dienstverband binnen 1 jaar na een overname, fusie of andere gebeurtenis waarbij sprake is van een change of control vanwege een naar zijn inschatting materieel verschil van inzicht met de nieuwe Raad van Bestuur of Raad van Commissarissen of vanwege een materiële wijziging van de bevoegdheden en verantwoordelijkheden van het bestuurslid, dan wel indien de plaats waar het hoofdkantoor gevestigd is wijzigt.

In elk van de bovengenoemde situaties was de heer Ter Haar gerechtigd tot een change of control/ontslag vergoeding, naast zijn gewone salarisbetalingen, gelijk aan drie keer zijn totale jaarcompensatie. In 2003 werd een beëindigingsregeling met de heer Ter Haar getroffen waarbij zijn dienstverband zal eindigen per 30 juni 2004.

In elk van de bovengenoemde situaties is de heer Tiemstra gerechtigd tot een change of control/ontslag vergoeding, naast zijn gewone salarisbetalingen, gelijk aan twee en half keer zijn totale jaarcompensatie.

Voor het berekenen van een change of control/ontslagvergoeding wordt als totale jaarcompensatie beschouwd: (i) het bruto basissalaris op het moment van beëindiging dienstverband, (ii) de jaarlijkse pensioenopbouw, (iii) 25% van de maximale STI bonus en (iv) 25% van de target LTI bonus van desbetreffend jaar, inclusief een eventueel opgebouwd saldo van LTI bonussen.

Een change of control/ontslagvergoeding wordt uitgekeerd in drie termijnen. De onderneming zal de eerste termijn onvoorwaardelijk betalen op de datum van beëindiging dienstverband. De onderneming zal de tweede en de laatste termijn betalen 6 respectievelijk 9 maanden na beëindiging dienstverband, onder de voorwaarde dat het bestuurslid op desbetreffend moment geen andere dienstbetrekking heeft aanvaard waarin hij een basissalaris ontvangt dat 75% of meer is dan zijn Hagemeyer basissalaris bij vertrek.

Indien het dienstverband niet is beëindigd vóór 1 april 2006 vervalt de overeengekomen change of control/ ontslagregeling en zal een nieuwe regeling moeten worden overeengekomen.

Met de heer Ter Haar is een 50% reductie van zijn contractuele ontslagvergoeding overeengekomen. De onderneming heeft een bedrag van EUR 1,2 miljoen gereserveerd, dat betaald wordt in drie termijnen gedurende een periode van 15 maanden na de opzegging. De eerste betaling groot EUR 400.000 is onvoorwaardelijk en wordt op 1 juli 2004 betaald. Daarna volgen twee betalingen van EUR 400.000 op 1 januari 2005 en 1 april 2005 indien de heer Ter Haar op desbetreffend moment geen passende andere functie heeft aanvaard. Verder blijft de contractuele voortzetting van de pensioenregeling van de heer Ter Haar gedurende drie jaar bestaan.

21 Bijzondere posten voor belastingen

(x EUR 1.000)	2003	2002
Pensioenfonds Sagittarius	**4.721**	3.520
Kosten herstructurering - personeelsreductie	**(27.659)**	(10.748)
Kosten herstructurering - PPS	**(117.468)**	(78.090)
Kosten herstructurering - ITPS	**-**	(3.024)
Regelgeving en risicobeheersing	**(20.075)**	-
Aanpassingen van het resultaat uit voorgaande jaren	**(12.539)**	-
Boekwinst uit verkoop van dochtermaatschappijen en deelnemingen	**41.673**	(1.446)
Overige bijzondere posten	**5.306**	51.520
Netto bijzondere posten voor belastingen	**(126.041)**	(38.268)

Pensioenfonds Sagittarius

In het eerste halfjaar van 2000 heeft het bestuur van 'Stichting Pensioenfonds Sagittarius' in Nederland besloten om een deel van het overschot van de pensioenreserves terug te betalen aan de deelnemers en Hagemeyer N.V. De derde en laatste termijn, ten bedrage van EUR 17,0 miljoen, werd in de eerste helft van 2002 ontvangen.

De teruggang op de aandelenmarkten gedurende 2002 heeft geleid tot een dekkingsgraad van het Nederlandse Pensioenfonds Sagittarius van minder dan 110%. In lijn met de bestaande overeenkomst tussen Hagemeyer en het pensioenfonds heeft de Vennootschap in 2003 een dotatie aan het pensioenfonds van EUR 13,5 miljoen als voorziening opgenomen. De uiteindelijk vastgestelde dotatie van EUR 8,8 miljoen werd in 2003 betaald en als gevolg hiervan is EUR 4,7 miljoen van de voorziening in 2003 vrijgevallen.

Kosten herstructurering - personeelsreductie

In verband met de verder verslechterende economische omstandigheden gedurende 2003 heeft de Groep een aantal aanvullende kostenbesparende maatregelen genomen, waaronder een programma om het personeelsbestand verder terug te brengen. De kosten verbandhoudend met deze programma's, voor zover er sprake is van een feitelijke verplichting, zijn in 2003 als bijzondere lasten verantwoord. De totale bijzondere last in dit verband bedraagt EUR 27,7 miljoen.

Kosten herstructurering – PPS

De afgelopen vier jaar heeft Hagemeyer belangrijke voortang geboekt met de implementatie van de strategie voor PPS. In bijna alle PPS werkmaatschappijen is het proces van integratie en afstemming van de verkoopteams per klantsegment voltooid. Op logistiek gebied is het concept van regionale distributiecentra reeds ingevoerd in het Verenigd Koninkrijk, Noord-Amerika, Centraal-Europa en Noord-Europa. Voortbouwend op de ervaringen met de implementatie van het ERP systeem in het Verenigd Koninkrijk en Ierland, heeft Hagemeyer haar ERP systeem met succes ingevoerd in Australië. Kosten verbandhoudend met deze strategische initiatieven zijn ten laste gebracht van bijzondere posten in de winst- en verliesrekening of van in eerdere jaren genomen voorzieningen. Het totale bedrag dat als bijzondere post ten laste van de winst- en verliesrekening werd gebracht bedraagt EUR 117,5 miljoen. Deze last is als volgt samengesteld:

EUR 35,5 miljoen	Bijzondere post verbandhoudend met het centraliseren van magazijnen (inclusief consultancykosten, verbetering van systemen, double running kosten, extra tijdelijk personeel, verstoring van de processen, aanpassingen in voorraadwaardering en andere aanverwante kosten).
EUR 24,9 miljoen	Bijzondere post verbandhoudend met verstoring van de bedrijfsprocessen (inclusief bovengemiddeld hoog bedrag aan credit nota's aan klanten, extra tijdelijk personeel, oninbare vorderingen en andere aanverwante kosten).
EUR 24,4 miljoen	Bijzondere post verbandhoudend met de ontwikkeling en implementatie van Hagemeyers ERP systeem (inclusief ontwikkeling, aanpassingen, testen, training, data migratie, opschonen van gegevens, project management, consultancy kosten, extra tijdelijk personeel, oplossingen en systeemmanagement, kosten voor de roll-out en andere aanverwante kosten).
EUR 13,6 miljoen	Bijzondere post verbandhoudend met de herstructurering van het vestigingennetwerk (inclusief leegstand, beëindiging van huur, boekwinsten en -verliezen op vaste activa, consultancykosten, systeemverbeteringen, kosten van sluiting en ander aanverwante kosten).
EUR 8,6 miljoen	Bijzondere post verbandhoudend met verbetering van bestaande systemen (inclusief project management, consultancykosten, IT outsourcing, double running kosten en andere aanverwante kosten).
EUR 5,4 miljoen	Bijzondere post verbandhoudend met herwaarderingscorrecties als gevolg van ontbrekende of incorrecte data (inclusief herwaardering van voorraden en nog te ontvangen facturen).

EUR 5, 1 miljoen	Bijzondere post verbandhoudend met de implementatie van shared service centra (inclusief consultancykosten, systeemverbeteringen, double running kosten, extra tijdelijk personeel, harmonisatie van waarderingsgrondslagen en andere aanverwante kosten).

Boekwinst op verkoop van werkmaatschappijen, deelnemingen en investeringen

In 2003 verkocht Hagemeyer 68,5% van haar aandelen in Tech Pacific, hetgeen leidde tot een bijzondere bate van EUR 43,6 miljoen. De desinvestering van Stokvis Tapes Groep in 2003 resulteerde in een bijzondere bate van EUR 12,6 miljoen, terwijl de verkoop van Hagemeyers aandeel in Pluz, in combinatie met enige kleine desinvesteringen, resulteerde in een bijzondere last van EUR 14,5 miljoen. De totale bijzondere bate uit desinvesteringen bedroeg in 2003 EUR 41,7 miljoen.

Regelgeving en risicomanagement

In 2003 was sprake van bijzondere lasten ten bedrage van EUR 20,1 miljoen verbandhoudend met regelgeving en risicomanagement. Hiervan is EUR 19,1 miljoen gerelateerd aan de voorzieningen inzake silicose en asbest claims in Noord-Amerika.

Aanpassingen van het resultaat uit voorgaande jaren

In 2003 was sprake van een bijzondere post ten bedrage van EUR 12,5 miljoen, verbandhoudend met aanpassingen van het resultaat uit voorgaande jaren, hoofdzakelijk met betrekking tot herwaardering van activa in de openingsbalans van 2003.

Overige bijzondere posten

In 2003 was sprake van verschillende andere bijzondere posten, resulterend in een bijzondere bate van EUR 5,4 miljoen. De belangrijkste betreffen afschrijving van verlopen debetnota's aan leveranciers en sluiting van de retail activiteiten in Duitsland, gecompenseerd door vrijval van centrale voorzieningen voor herstructurering en juridische claims die niet langer noodzakelijk waren. De bijzondere bate in 2002 had met name betrekking op boekwinsten uit de verkoop van vaste activa.

Segmentatie

De totale buitengewone posten kunnen als volgt worden onderverdeeld:

(x EUR miljoen)	
PPS UK	(61,6)
PPS Noord-Amerika	(72,9)
PPS Duitsland	(30,6)
PPS overige	(8,3)
PPS totaal	(173,4)
ACE totaal	6,3
ITPS totaal	50,5
Centrale organisatie	(9,4)
Totaal bijzondere posten	(126,0)

Operationele en administratieve problemen verbandhoudend met de implementatie van Hagemeyers nieuwe ERP systeem in het Verenigd Koninkrijk in augustus 2002, veroorzaakten een aanzienlijke ontwrichting in de rapportage. Als gevolg van deze problemen was enige mate van schatting noodzakelijk in zowel de allocatie van bepaalde posten naar *bruto omzetresultaat en bijzondere posten*, als naar *verstoringen in het bedrijfsproces* en *aanpassing van het resultaat van voorgaande jaren* in de bijzondere posten, in het bedrijfsresultaat van de activiteiten in het Verenigd Koninkrijk over 2003.

Vaste activa

22 Immateriële vaste activa

(x EUR 1.000)	2003	2002
Software		
Boekwaarde per 1 januari	**45.686**	36.053
Investeringen	**2.910**	9.633
Overgeboekt naar dochtermaatschappijen	**(11.200)**	-
Afschrijvingen	**(16)**	-
Boekwaarde per 31 december	**37.380**	45.686
Aanschafwaarde	**37.396**	45.686
Cumulatieve afschrijvingen	**(16)**	-
Boekwaarde per 31 december	**37.380**	45.686
Goodwill		
Boekwaarde per 1 januari	**8.857**	8.889
Koersverschillen	**(1.432)**	(1.498)
Investeringen	**-**	1.909
Afschrijvingen	**(416)**	(443)
Boekwaarde per 31 december	**7.009**	8.857
Aanschafwaarde	**8.490**	9.922
Cumulatieve afschrijvingen	**(1.481)**	(1.065)
Boekwaarde per 31 december	**7.009**	8.857
Immateriële vaste activa	**44.389**	54.543

23 Materiële vaste activa

(x EUR 1.000)	2003	2002
Boekwaarde per 1 januari	**1.581**	1.482
Investeringen	**644**	1.038
Afschrijvingen	**(953)**	(847)
Desinvesteringen	**-**	(92)
Boekwaarde per 31 december	**1.272**	1.581
Aanschafwaarde	**4.515**	3.871
Cumulatieve afschrijvingen	**(3.243)**	(2.290)
Boekwaarde per 31 december	**1.272**	1.581

24 Financiële vaste activa

(x EUR 1.000)	2003	2002
Dochtermaatschappijen		
Per 1 januari	**866.285**	786.010
Koersverschillen	**(34.131)**	(49.983)
Bij: investeringen, inclusief de conversie van leningen	**760**	386.399
aandeel in netto resultaten	**(270.598)**	55.039
verkopen en discontinuering	**(16.165)**	(218.374)
Af: ontvangen dividenden	**(28.202)**	(92.806)
Per 31 december	**517.949**	866.285
Deelnemingen		
Per 1 januari	**7.129**	8.839
Koersverschillen	**(351)**	(850)
Bij: aandeel in netto resultaten	**21**	79
Af: desinvesteringen	**(740)**	(99)
ontvangen dividenden / terugbetaling geïnvesteerd vermogen	**-**	(840)
Per 31 december	**6.059**	7.129
Leningen aan groepsmaatschappijen		
Per 1 januari	**1.001.491**	1.021.062
Koersverschillen	**(28.372)**	(55.292)
Bij: nieuwe leningen	**181.684**	471.989
Af: vereffeningen	**(236.400)**	(436.268)
Per 31 december	**918.403**	1.001.491
Overige vorderingen		
Per 1 januari	**7.961**	-
Bij: nieuwe leningen	**-**	7.961
Af: vereffeningen	**(7.761)**	-
Per 31 december	**200**	7.961
Financiële vaste activa	**1.442.611**	1.882.866

Vlottende activa

25 Vorderingen

(x EUR 1.000)	2003	2002
Vorderingen op groepsmaatschappijen	**36.643**	14.069
Overige vorderingen	**8.957**	34.200
Overlopende activa	**1.925**	5.822
	47.525	54.091

Passiva

26 Eigen vermogen

(x EUR 1.000)	2003	2002
Maatschappelijk kapitaal		
Gewone aandelen	**480.000**	480.000
Cumulatief preferente aandelen	**120.000**	120.000
	600.000	600.000
Gestort en opgevraagd gewoon aandelenkapitaal		
Per 1 januari	**131.351**	129.785
Stockdividend	**-**	1.566
Per 31 december	**131.351**	131.351
Gestort en opgevraagd cumulatief preferent aandelenkapitaal		
Per 1 januari	**30.864**	30.864
Per 31 december	**30.864**	30.864

(x EUR 1.000)	2003	2002
Aandelenkapitaal	**162.215**	162.215
Agioreserve		
Per 1 januari	**62.118**	63.684
Af: stockdividend	-	(1.566)
Per 31 december	**62.118**	62.118
Koersverschillenreserve		
Per 1 januari	**(35.116)**	47.223
Koersverschillen	**(48.347)**	(82.339)
Per 31 december	**(83.463)**	(35.116)
Algemene reserve		
Per 1 januari	**739.358**	727.664
Netto effect van stock- en overige dividenden uit voorgaand jaar	**(19.702)**	(26.394)
Interim-dividend	-	(16.418)
Dividend op de cumulatief preferente aandelen	-	(2.284)
Per 31 december	**719.656**	682.568
Resultaat na belastingen	**(318.024)**	56.790
Eigen vermogen	**542.502**	928.575

Voor verdere details wordt verwezen naar toelichting 9 en 'Overige Gegevens'.

Het aandelenkapitaal van de onderneming is vastgesteld in euro's. Het maatschappelijk kapitaal bedraagt EUR 600.000.000 verdeeld over 400.000.000 gewone aandelen van elk EUR 1,20 nominaal en 100.000.000 cumulatief preferente aandelen van elk EUR 1,20 nominaal.

Volgens de huidige fiscale inzichten is het volledige bedrag van de agioreserve vrij van Nederlandse inkomstenbelasting in aandelen uitkeerbaar.

27 Voorzieningen

(x EUR 1.000)	2003	2002
Reorganisatie en herstructurering	**267**	5.290
Overige	**12.760**	8.753
	13.027	14.043

Overige voorzieningen hebben met name betrekking op juridische claims.

28 Kortlopende schulden

(x EUR 1.000)	2003	2002
Schulden aan groepsmaatschappijen	**630.671**	672.873
Schulden aan kredietinstellingen	**232.941**	181.031
Belastingen en sociale premies	**57.618**	71.693
Overige schulden	**152**	17.701
Overlopende passiva	**15.832**	7.187
	937.214	950.485

29 Overige resultaten

De overige resultaten bestaan voornamelijk uit het saldo van de niet-doorberekende beheerskosten, rentebaten, alsmede standstill en advieskosten verbandhoudend met de herfinanciering van de Groep.

30 Gebeurtenissen na balansdatum

Op 9 januari 2004 is een buitengewone algemene vergadering van aandeelhouders gehouden, waarin aandeelhouders goedkeuring hebben verleend aan een voorstel tot uitgifte van EUR 460 miljoen aan gewone aandelen door middel van een claim emissie en uitgifte van obligaties voor een bedrag van EUR 150 miljoen.

Voorts nam de aandeelhoudersvergadering een voorstel aan om de bestaande uitstaande cumulatief preferente aandelen ter waarde van EUR 31 miljoen te converteren in gewone aandelen.

Zowel de claimemissie, als de uitgifte van obligaties, als de conversie van de cumulatief preferente aandelen zijn op 5 februari 2004 afgerond.

Als gevolg hiervan zijn de bestaande faciliteiten geherfinancierd en op 5 februari 2004 door de volgende faciliteiten vervangen:

- een termijnlening faciliteit van EUR 150,0 miljoen, met een rente van 500 basis punten boven de van toepassing zijnde intrabank offer rate (het deel van de faciliteit dat in dollars luidt heeft een vaste rente van 500 basis punten boven de vierjarige US treasury en de van toepassing zijnde mid swap spread). Deze termijnlening dient in twee termijnen te worden terugbetaald: EUR 50 miljoen drie jaar na de sluitingsdatum van de transactie en EUR 100 miljoen vier jaar na de sluitingsdatum; en
- een EUR 650,0 miljoen doorlopende lening faciliteit met een rente van 300 basis punten boven de van toepassing zijnde intrabank offer rate (het deel van de faciliteit dat in dollars luidt heeft een vaste rente van 300 basis punten boven de driejarige US treasury en de van toepassing zijnde mid swap spread) en een looptijd tot 15 januari 2007; en
- een Letter of Credit faciliteit van EUR 105,0 miljoen, met een commitment fee van 2% voor handels L/C's en van 3% voor niet-handels L/C's. De looptijd is tot 15 januari 2007.

Daarnaast blijven de niet onder de standstill agreement vallende faciliteiten van circa EUR 31 miljoen, die gegarandeerd zijn door Hagemeyer, bestaan.

In verband met de nieuwe faciliteiten zijn zekerheden gegeven met betrekking tot aandelen van al Hagemeyers belangrijke dochterondernemingen, al Hagemeyers belangrijke intercompany loans en bankrekeningen, alsmede pandrechten over voorraden en debiteuren en bepaalde andere activa van de Groep in de Verenigde Staten.

Voor ieder van de nieuwe faciliteiten zal sprake zijn van kruis garanties tussen de bepaalde inlenende ondernemingen, alsmede een garantie verstrekt door Hagemeyer N.V.

De nieuwe faciliteiten bevatten gebruikelijke events of default, waaronder (ongelimiteerd) in gebreke blijven met betalingen, schending van garanties, covenant defaults en cross-defaults. Indien er sprake is van een event of default mogen de kredietverschaffers de uitstaande bedragen onder de nieuwe faciliteiten versneld invorderen, alle verplichtingen opheffen en alle andere noodzakelijke actie nemen die geoorloofd is voor een beschermde crediteur.

De nieuwe faciliteiten bevatten convenants die beperkingen opleggen ten aanzien van o.a. het aangaan van schulden, het geven van zekerheden, betalen van dividend en andere uitkeringen, het terugbetalen van aandelenkapitaal, verkoop van activa, het aangaan van fusies, sale en leaseback transacties, investeringen in kapitaalgoederen, acquisities en andere investeringen. Voorts heeft Hagemeyer zich verplicht aan onderstaande financiële ratios te voldoen gedurende de looptijd van de nieuwe faciliteiten:

- Hagemeyer moet ervoor zorgdragen dat de ratio netto senior schuld / EBITDA (voor bijzondere posten) niet hoger zal zijn dan:

voor de periode eindigend	ratio
31 december 2005	5,50 : 1,00
31 maart 2006	5,50 : 1,00
30 juni 2006	5,50 : 1,00
30 september 2006	5,00 : 1,00
31 december 2006	3,50 : 1,00
31 maart 2007	3,50 : 1,00
30 juni 2007	3,50 : 1,00
30 september 2007	3,50 : 1,00
31 december 2007	3,00 : 1,00

- Hagemeyer moet ervoor zorgdragen dat de interest cover ratio, gebaseerd op EBITDA (na contante bijzondere posten) / totale netto rente, niet lager zal zijn dan:

voor de periode eindigend	ratio
31 december 2005	1,50 : 1,00
31 maart 2006	1,60 : 1,00
30 juni 2006	1,60 : 1,00
30 september 2006	1,80 : 1,00
31 december 2006	2,00 : 1,00
31 maart 2007	2,20 : 1,00
30 juni 2007	2,40 : 1,00
30 september 2007	2,70 : 1,00
31 december 2007	2,90 : 1,00

- Tot 31 december 2005 zijn de netto senior schuld / EBITDA ratio en de interest cover ratio niet van toepassing.
- Hagemeyer mag geen dividend uitkeren tenzij de interest cover ratio tenminste 3,5 :1 is en de netto senior schuld / EBITDA ratio niet groter is dan 3,0 : 1.
- Hagemeyer moet aan de volgende garantie cover ratio voldoen:
  - Vanaf de sluitingsdatum van de transactie mogen de gezamenlijke materiële activa van de werkmaatschappijen die de garantie vormen voor de nieuwe faciliteiten niet lager zijn dan 80% van de totale geconsolideerde materiële activa en vanaf 30 juni 2004 mag de samengestelde EBITDA van deze garantiestellers niet minder zijn dan 75% van de totale geconsolideerde EBITDA.
  - Deze ratio zal per kwartaal gemeten worden.
- Degenen die onder de nieuwe faciliteiten lenen zullen te allen tijde gehouden zijn aan limieten op de te lenen en uitstaande bedragen onder de nieuwe faciliteiten, gebaseerd op bepaalde niveaus van het netto werkkapitaal.
- Het is Hagemeyer niet toegestaan de obligaties af te lossen, vervroegd af te lossen, onderwerp te maken van een defeasing transactie, om te ruilen, af te lossen door te kiezen voor betaling in contanten in plaats van door de levering van aandelen of andere effecten, in te trekken of in te kopen of subparticipaties met betrekking tot de obligaties aan te gaan of te betalen in contanten op grond van de "cash election" optie onder de voorwaarden van de obligaties.
- Met bepaalde uitzonderingen, dienen alle opbrengsten die Hagemeyer ontvangt uit desinvesteringen, verzekeringen, lening of aandelenmarkttransacties, aangewend te worden voor verplichte vervroegde aflossing van de nieuwe faciliteiten.

Naarden, 2 maart 2004

Raad van Commissarissen

Raad van Bestuur

Accountantsverklaring

Aan de Aandeelhouders en de Raad van Commissarissen van Hagemeyer N.V.

Wij hebben de jaarrekening 2003, opgenomen op blz. 31 tot en met blz. 75, van Hagemeyer N.V. gecontroleerd. De jaarrekening is opgesteld onder de verantwoordelijkheid van de Raad van Bestuur. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de Raad van Bestuur daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2003 en van het resultaat en de kasstromen over 2003, in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving, en voldoet aan de wettelijke bepalingen inzake de jaarrekening, zoals opgenomen in Titel 9 Boek 2 BW.

Zonder afbreuk te doen aan ons oordeel, vestigen wij de aandacht op punt 21 in de toelichting op de jaarrekening. Operationele en administratieve problemen, ontstaan na de invoering in augustus 2002 van Hagemeyers nieuwe ERP systeem in het Verenigd Koninkrijk, hebben geleid tot een ernstige verstoring van de financiële rapportage in het Verenigd Koninkrijk. Er bestaat daarom onzekerheid over de juistheid van de classificatie binnen het bedrijfsresultaat over 2003, van de posten kostprijs van de omzet, bijzondere kostprijs van de omzet en bijzondere operationele baten en lasten, als gevolg van de verstoring van de financiële rapportage in het Verenigd Koninkrijk.

Deloitte Accountants
Amsterdam, 2 maart 2004

Effect van de na balansdatum afgeronde herfinanciering

Een pro forma balans per 31 december 2003 is opgenomen op pagina 78. Hieruit blijkt het effect van de na balansdatum afgeronde herfinanciering. Deze pro forma balans gaat ervan uit dat de herfinanciering per 31 december 2003 was afgerond en is niet van een accountantsverklaring voorzien.

Deze pro forma balans geeft geen weergave van Hagemeyers werkelijke financiële positie per 31 december 2003.

Pro Forma Geconsolideerde Balans

niet van accountsverklaring voorzien

(Aangepast voor het effect van de herfinanciering)

(x EUR 1.000)	2003	Effect van herfinanciering	Pro Forma Balans 2003
Activa			
Vaste activa			
Immateriële vaste activa	**585.095**	-	585.095
Materiële vaste activa	**185.125**	-	185.125
Financiële vaste activa	**65.556**	-	65.556
Actieve belastinglatentie	**44.712**	-	44.712
	880.488	-	880.488
Vlottende activa			
Voorraden	**615.422**	-	615.422
Handelsdebiteuren	**836.259**	-	836.259
Overige vorderingen en overlopende activa	**72.763**	-	72.763
Liquide middelen	**198.530**	(148.530)	50.000
	1.722.974	(148.530)	1.574.444
	2.603.462	(148.530)	2.454.932
Passiva			
Eigen vermogen[1]	**542.502**	432.000	974.502
Aandeel van derden[1]	**59**	-	59
Achtergestelde leningen[1]	**150.000**	-	150.000
Langlopende schulden			
Voorzieningen	**159.976**	-	159.976
Langlopende schulden	**735**	392.862	393.597
Overige langlopende verplichtingen	**1.323**	-	1.323
	162.034	392.862	554.896
Kortlopende schulden			
Handelscrediteuren en overige kortlopende schulden	**775.475**	-	775.475
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**973.392**	(973.392)	-
	1.748.867	(973.392)	775.475
	2.603.462	(148.530)	2.454.932
[1] Garantievermogen	**692.561**	432.000	1.124.561

In de buitengewone Algemene Vergadering van Aandeelhouders, gehouden op 9 januari 2004 werd goedkeuring verleend aan een statutenwijziging, waarbij het maatschappelijk kapitaal verhoogd werd van EUR 600 miljoen tot EUR 810 miljoen, de preferente aandelen werden afgeschaft en enkele kleine technische wijzigingen werden goedgekeurd. In onderstaande bepalingen uit de statuten en overige relevante informatie is deze statutenwijziging geïncorporeerd. De statutenwijziging is op 5 februari 2004 tot stand gekomen, waarbij de op die datum uitstaande cumulatief preferente aandelen 1 op 1 zijn geconverteerd in aandelen zonder nadere aanduiding.

Maatschappelijk kapitaal

Aandelen

Het maatschappelijk kapitaal bedraagt EUR 810.000.000 en is verdeeld in 675.000.000 aandelen van EUR 1,20 nominaal, elk gerechtigd tot het uitbrengen van één stem. Per 31 december 2003 waren 109.459.256 gewone aandelen en 25.720.000 cumulatief preferente aandelen uitgegeven. Na de op 5 februari 2004 afgeronde aandelenemissie bedraagt het aantal uitgegeven aandelen 516.091.042. De Vennootschap kent een Necigef-verzamelbewijs waarin alle geplaatste aandelen aan toonder worden belichaamd.

Uitgifte van aandelen

Voorkeursrecht

De Algemene Vergadering is het tot uitgifte bevoegde orgaan, behoudens aanwijzing van een ander vennootschapsorgaan door de Algemene Vergadering. De Algemene Vergadering heeft de Raad van Bestuur aangewezen als het tot uitgifte bevoegde orgaan. Deze bevoegdheid eindigt op 24 oktober 2004 en is beperkt tot 10% van het geplaatste kapitaal van de Vennootschap en een additionele 10% indien de uitgifte plaatsvindt ingeval van fusie of overname. Een besluit van de Raad van Bestuur omtrent uitgifte behoeft de goedkeuring van de Raad van Commissarissen. Bij uitgifte van aandelen heeft iedere aandeelhouder een voorkeursrecht naar evenredigheid van het door hem gehouden aantal aandelen. Dit voorkeursrecht kan worden beperkt of uitgesloten door de Algemene Vergadering of een ander door de Algemene Vergadering aan te wijzen vennootschapsorgaan. De Algemene Vergadering heeft de Raad van Bestuur voor de duur dat hij tot uitgifte van aandelen bevoegd is, aangewezen als het orgaan dat bevoegd is te besluiten tot het beperken of uitsluiten van het voorkeursrecht. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.

Inkoop van aandelen

De Raad van Bestuur is door de Algemene Vergadering gemachtigd om de Vennootschap eigen aandelen te laten inkopen. Deze voor ten hoogste 18 maanden geldende machtiging wordt gewoonlijk jaarlijks verleend. Een besluit tot inkoop van eigen aandelen behoeft de goedkeuring van de Raad van Commissarissen.

Raad van Bestuur

De Vennootschap wordt bestuurd en vertegenwoordigd door een Raad van Bestuur waarvan de leden worden benoemd door de Algemene Vergadering op voordracht van de Gecombineerde Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen.

Raad van Commissarissen

De Raad van Commissarissen bestaat uit drie of meer leden die worden benoemd door de Algemene Vergadering op voordracht van de Gecombineerde Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering, behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen. De commissarissen worden benoemd en treden af volgens een rooster dat voorziet in zittingsperiodes van vier jaar, waarna herbenoeming kan plaatsvinden. De Raad besluit met een gewone meerderheid van stemmen.

Gecombineerde Vergadering

De Gecombineerde Vergadering bestaat uit de leden van de Raad van Commissarissen en de Raad van Bestuur. Zij besluit met een gewone meerderheid van stemmen.

Algemene Vergadering van Aandeelhouders

Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden. Een algemene vergadering van aandeelhouders wordt bijeengeroepen door de Raad van Commissarissen of de Raad van Bestuur. Bij de oproeping wordt een termijn van minimaal 15 dagen in acht genomen en worden de te behandelen onderwerpen vermeld of ter kennisneming neergelegd ten kantore van de Vennootschap. De vergaderingen worden gehouden in Amsterdam en worden geleid door de Voorzitter van de Raad van Commissarissen of diens plaatsvervanger. De Algemene Vergadering behandelt onder meer het jaarverslag, stelt de jaarrekening vast, stelt het dividend vast en besluit omtrent de décharge van de leden van de Raad van Bestuur en de Raad van Commissarissen. De besluiten worden genomen bij gewone meerderheid van de uitgebrachte stemmen, tenzij wet of statuten een grotere meerderheid voorschrijven. Van het verhandelde worden notulen gemaakt, die door de voorzitter en de secretaris van de vergadering worden vastgesteld. Aandeelhouders en certificaathouders die alleen of gezamenlijk één procent of meer van het geplaatste kapitaal vertegenwoordigen, kunnen voorstellen indienen om onderwerpen op de agenda te plaatsen.

Winstbestemming

Dividend

Jaarlijks wordt door de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, vastgesteld welk gedeelte van de uitkeerbare winst wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de Algemene Vergadering. Op voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering besluiten het dividend geheel of gedeeltelijk in aandelen uit te keren. De Gecombineerde Vergadering kan besluiten tot uitkering van interim-dividend.

Statutenwijziging

Een besluit tot wijziging van de statuten kan door de Algemene Vergadering slechts worden genomen met een gewone meerderheid van stemmen indien het voorstel tot statutenwijziging is gedaan door de Gecombineerde Vergadering. Bij gebreke van een zodanig voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering niettemin tot statutenwijziging besluiten, indien dit besluit wordt genomen met een meerderheid van ten minste twee derde van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Het voorgaande is een vereenvoudigde en geen exacte of volledige weergave van de statuten van de Vennootschap.

Aanvullende gegevens
Valutakoersen

De voornaamste valutakoersen ten opzichte van de euro, gehanteerd bij het opstellen van de jaarrekening zijn:

	Per 31 december 2003	Per 31 december 2002	**Gemiddeld over 2003**	Gemiddeld over 2002
Pond Sterling	**0,705**	0,652	**0,691**	0,628
Japanse yen	**134,700**	124,600	**130,774**	117,950
US dollar	**1,258**	1,050	**1,130**	0,944
Australische dollar	**1,678**	1,856	**1,737**	1,735
Noorse kroon	**8,400**	7,290	**8,004**	7,510
Hong Kong dollar	**9,780**	8,160	**8,794**	7,360
Zweedse kroon	**9,070**	9,180	**9,122**	9,136
Chinese renminbi	**10,376**	8,687	**9,360**	7,819
Indiase rupee	**57,250**	50,000	**52,350**	45,659

Achtergrond

Op 9 december 2003 heeft de Commissie Tabaksblat (de "Commissie") de definitieve versie van de Nederlandse corporate governance code (de "Code") gepresenteerd. De Code bevat een groot aantal principes en gedragslijnen die moeten bijdragen aan een herstel van vertrouwen in een eerlijke, integere en transparante gang van zaken binnen met name de Nederlandse beursgenoteerde vennootschappen.

Hagemeyer

De Raad van Bestuur en Raad van Commissarissen van Hagemeyer hebben met veel belangstelling kennis genomen van de Code. De principes en de meeste van de best practice bepalingen worden door de Raad van Bestuur en Raad van Commissarissen onderschreven. Hagemeyer acht goed en transparant ondernemingsbestuur van groot belang, evenals het uitoefenen van toezicht hierop en het afleggen van verantwoording over dit bestuur en toezicht aan de aandeelhouders.

De Raad van Bestuur en Raad van Commissarissen hebben aan de hand van een voorlopige analyse geconstateerd dat Hagemeyer nu al voldoet aan een groot aantal principes en best practice bepalingen. Wel zal dit in de toekomst vaak op een meer geïnstitutionaliseerde en voor de buitenwereld meer zichtbare wijze moeten gaan plaatsvinden (de door de Code uitdrukkelijk voorgestane transparantie van besluitvormings-, controle- en verantwoordingsprocessen).

Voor wat betreft de werkwijze van de Raad van Commissarissen en zijn commissies wordt in het bijzonder verwezen naar het Verslag van de Raad van Commissarissen. Uit dit verslag blijkt dat de Raad van Commissarissen twee commissies kent, te weten een Audit Commissie en een Remuneratie Commissie.

Bijzondere aandachtsgebieden worden op dit moment met name voorzien ten aanzien van verbetering van deelname van aandeelhouders aan de besluitvorming in de algemene vergadering van aandeelhouders. In het bijzonder zal Hagemeyer, voor zover mogelijk, aandeelhouders in de gelegenheid stellen om op afstand te stemmen.

In de buitengewone algemene vergadering van aandeelhouders, gehouden op 9 januari 2004 werd goedkeuring verleend aan een statutenwijziging, waarbij onder meer de cumulatief preferente aandelen werden afgeschaft. Als gevolg daarvan zijn de cumulatief preferente aandelen 1 op 1 geconverteerd in aandelen zonder nadere aanduiding. In verband hiermee is de Stichting Administratiekantoor Preferente Aandelen Hagemeyer opgeheven. Alle uitstaande aandelen hebben gelijk stemrecht.

De Raad van Bestuur en Raad van Commissarissen wijzen er op dat het jaar 2003 en aanvang 2004 voor Hagemeyer in het teken stonden van zeer forse inspanningen die door alle betrokkenen moesten worden geleverd ten behoeve van de financiële herstructurering van Hagemeyer en haar dochtermaatschappijen. Ook is sprake van significante wijzigingen in de samenstelling van Raad van Bestuur en Raad van Commissarissen. Het onderwerp Corporate Governance zal daarom de komende periode met kracht ter hand worden genomen.

De Raad van Bestuur en de Raad van Commissarissen hebben besloten tot instelling van een Stuurgroep Corporate Governance. Deze Stuurgroep zal in de loop van 2004 aan de Raad van Bestuur en de Raad van Commissarissen voorstellen doen voor de verdere toepassing en uitvoering van de Code door de vennootschap. Het definitieve door de Raad van Bestuur en Raad van Commissarissen vastgestelde Corporate Governance beleid zal worden opgenomen in het jaarverslag over 2004 en in de in 2005 te houden jaarvergadering aan aandeelhouders worden voorgelegd. Uitvoering vindt plaats door wijziging van onder meer de statuten, aanpassing van zowel het reglement van de Raad van Commissarissen als van de Raad van Bestuur, het ontwikkelen en uitwerken van reglementen van de commissies van de Raad van Commissarissen, het nader formuleren van het bezoldigingsbeleid en het reserverings- en dividendbeleid en door gewijzigde en verbeterde benutting van de corporate website als informatie- en communicatiemedium.

Waar mogelijk zal in het jaar 2004 al tussentijds uitvoering worden gegeven aan onderdelen van Corporate Governance beleid. Aan aandeelhouders en andere betrokkenen zal hiervan van tijd tot tijd mededeling worden gedaan, onder meer via de website van de vennootschap.

Communicatie

Hagemeyer hecht aan een goede communicatie met aandeelhouders en andere belanghebbenden bij de onderneming. Op haar website (www.hagemeyer.com) verschaft de onderneming nadere informatie omtrent haar strategie, activiteiten, persberichtgeving en analistenpresentaties. In 2003 werden presentaties gegeven aan de financiële wereld in binnen- en buitenland. Via regelmatige ontmoetingen met beleggers, analisten en de media blijft Hagemeyer streven naar een zo duidelijk en transparant mogelijke communicatie over haar activiteiten.

Koersgrafiek


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Hagemeyer
AEX

Notering en handel

Het aandeel Hagemeyer N.V. is genoteerd aan Euronext te Amsterdam (symbool: HGM). Vanaf 1996 is het aandeel Hagemeyer opgenomen in de AEX-index. Het gemiddeld aantal verhandelde gewone aandelen per dag in 2003 was 1.462.450 (2002: 373.900). In 2003 zijn aan de AEX-Optiebeurs te Amsterdam 323.450 call-opties en 199.995 put-opties verhandeld.

Ontwikkeling van het aandelenkapitaal

Gewone aandelen

Het aantal uitstaande gewone aandelen per 31 december 2003 bedroeg 109.459.256, en was dus onveranderd ten opzichte van de stand per 31 december 2002. Het gemiddelde aantal uitstaande geplaatste aandelen bedroeg eveneens 109.459.256.

Verloop van het aantal geplaatste gewone aandelen

(x 1.000)	2003	2002
Geplaatst 1 januari	109.459	108.155
Dividend in aandelen	-	1.304
Geplaatst ultimo	109.459	109.459
Geplaatst gemiddeld	109.459	108.975
Nominale waarde ultimo (x EUR 1.000)	131.351	131.351
Beurswaarde ultimo (x EUR 1.000)	195.932	755.269
Uitstaande opties	1.193	1.252

Cumulatief preferente aandelen

Op 10 oktober 1995 werden 12.860.000 cumulatief preferente aandelen uitgegeven met een nominale waarde van NLG 5,00 (EUR 2,27) aan Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor'). Als gevolg van de 1:2 aandelensplitsing in 1997 is dit aantal verdubbeld tot 25.720.000 met een gehalveerde nominale waarde van destijds NLG 2,50 (EUR 1,13). Bij de conversie van gulden naar euro in 2000 is de nominale waarde van elk geplaatst aandeel verhoogd tot een bedrag van EUR 1,20. Voor wat betreft de cumulatief preferente aandelen is door de (certificaat)houders van deze aandelen een bedrag van EUR 0,07 per aandeel bijgestort.

Het Administratiekantoor heeft bij de uitgifte in 1995 tegenover de door haar gehouden cumulatief preferente aandelen, certificaten uitgegeven aan een beperkt aantal institutionele beleggers. Deze certificaten zijn beperkt royeerbaar. Met inachtneming van de administratievoorwaarden is in 1998 het aantal door het Administratiekantoor uit te brengen stemmen beperkt tot een/vijftiende van het totaal aantal door het Administratiekantoor gehouden cumulatief preferente aandelen. Deze factor van een/vijftiende gaf de verhouding weer tussen de beurskoers van een gewoon aandeel per 10 oktober 1995 en de nominale waarde van het cumulatief preferente aandeel per die datum. Op deze wijze werd bereikt dat het stemrecht op de destijds 'goedkope' cumulatief preferente aandelen werd geneutraliseerd op basis van de beurskoers van de gewone aandelen per de datum van uitgifte van de cumulatief preferente aandelen. Voorts is aan de vergadering van certificaathouders het recht toegekend instructies te geven inzake het door het Administratiekantoor op de cumulatief preferente aandelen uit te brengen stemrecht.

In december 2003 heeft het bestuur van het Administratiekantoor, na goedkeuring van Hagemeyer, de bovengenoemde vrijwillige beperking van het stemrecht opgeheven, aangezien zij van mening was dat er van een aanzienlijk verschil tussen de beurskoers van een gewoon aandeel en de waarde van de inbreng van een cumulatief preferent aandeel geen sprake meer was. De wijziging van de administratievoorwaarden van het Administratiekantoor is op 6 februari 2004 geëffectueerd.

Het aantal uitstaande cumulatief preferente aandelen bleef ongewijzigd in 2003.

Maatschappelijk en geplaatst kapitaal

	ultimo 2003	ultimo 2002
Gewone aandelen		
- maatschappelijk	400.000.000	400.000.000
- geplaatst	109.459.256	109.459.256
Cumulatief preferente aandelen		
- maatschappelijk	100.000.000	100.000.000
- geplaatst	25.720.000	25.720.00

Gebeurtenissen na balansdatum

Op 9 januari 2004 heeft de buitengewone Algemene Vergadering van Aandeelhouders ingestemd met de door Hagemeyer N.V. voorgestelde statutenwijziging, die onder andere een verhoging van het maatschappelijk kapitaal en afschaffing van de cumulatief preferente aandelen inhoudt. Op 5 februari 2004 is dit besluit geëffectueerd. Per die datum is het maatschappelijk kapitaal verhoogd tot EUR 810.000.000, onderverdeeld in 675.000.000 gewone aandelen van EUR 1,20 elk, en zijn de 25.720.000 cumulatief preferente aandelen omgezet in een gelijk aantal gewone aandelen. Op 5 februari 2004 zijn tevens 380.911.786 aandelen uitgegeven. Derhalve bedroeg per 5 februari 2004 het totale aantal uitstaande geplaatste aandelen 516.091.042. Daarnaast is op 6 februari 2004 het Adminstratiekantoor opgeheven.

Kerngetallen per gewoon aandeel

(x EUR)		**2003**	2002	2001	2000	1999
Cash earnings (resultaat na belastingen voor afschrijving goodwill) afgerond op hele Eurocenten						
- op basis uitstaande aandelen[1,5]	(	**2,60)**	0,82	1,74	3,72	0,45
- conversierechten meegerekend[2,5]	(	**2,55)**	0,82	1,73	3,70	0,45
Dividend (indien geheel in contanten)[3]		**-**	0,33	0,77	0,76	0,73
Dividend pay out in %[3]		**0%**	22%	35%	35%	35%
Eigen vermogen per jaar ultimo[4]		**4,67**	8,20	8,95	8,03	4,83
Hoogste koers		**7,51**	26,80	26,41	32,93	37,50
Laagste koers		**1,76**	6,08	10,50	15,75	19,11
Ultimo koers		**1,79**	6,90	21,00	23,75	22,99
Koers ultimo / kasstroom[5]	(	**0,8)**	4,9	9,1	5,5	21,0
Koers ultimo / cash earnings[5]	(	**0,7)**	8,4	12,1	6,4	50,8

1 op basis van gewogen gemiddelde aantal uitstaande aandelen

2 op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend

3 op basis van aandelen volledig delend in dividend

4 1998-2001 vergelijkende cijfers aangepast naar eigen vermogen voor winstdeling

5 1999-2002 vergelijkende cijfers zijn aangepast in verband met herclassificatie van buitengewone baten en lasten naar bijzondere posten

Dividendbeleid

Over 2003 heeft Hagemeyer geen interim-dividend uitbetaald en gezien het negatieve resultaat over 2003 zal er evenmin slotdividend over het boekjaar 2003 worden uitgekeerd. Zoals beschreven in het Prospectus d.d. 16 januari 2004 is het niet waarschijnlijk dat in de nabije toekomst dividend zal worden uitgekeerd.

In het kader van de nieuw afgesloten financieringsovereenkomsten is Hagemeyer met haar financiers overeengekomen om geen dividend uit te keren tenzij:

i) de interest cover ratio tenminste 3,5 : 1 bedraagt en de netto senior schuld / EBITDA ratio niet hoger is dan 3,0 : 1,0 en

ii) er geen sprake is van een 'Event of Default'.

Dividend historie

(x EUR)	**2003**	2002	2001	2000	1999
Interim-dividend	**0,00**	0,15	0,25	0,24	0,22
Slotdividend	**0,00**	0,18	0,52	0,52	0,51
Totaal	**0,00**	0,33	0,77	0,76	0,73

Spreiding aandelenbezit

Per ultimo 2003 hadden acht grote financiële instellingen tezamen ruim 102 miljoen gewone aandelen Hagemeyer in bewaring, hetgeen overeenkomt met 93% van het totaal aantal uitstaande gewone aandelen Hagemeyer. Van deze aandelen was circa 58% in handen van institutionele beleggers. Buitenlandse beleggers bezaten ongeveer 50%.


Particuliere beleggers
Institutionele beleggers
Nederland
België / Luxemburg
Verenigde Staten
Verenigd Koninkrijk
Overig Europa
Rest van de wereld

Aandeelhouders met een belang van meer dan 5%

Ultimo 2003 hadden zich twee aandeelhouders gemeld met een belang[1] van meer dan 5% in het totaal aantal uitstaande aandelen op 31 december 2003, zijnde:

ABN AMRO Bank N.V.	15,14%[2]
Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor')	19,03%

Het Administratiekantoor houdt uitsluitend cumulatief preferente aandelen en heeft certificaten van cumulatief preferente aandelen uitgegeven aan:

Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A.	5,62%
ABN AMRO Bank N.V.	13,41%

1 percentage van het totaal aantal uitstaande gewone en cumulatief preferente aandelen op 31 december 2003

2 inclusief 13,41% cumulatief preferente aandelen

Interne code inzake voorwetenschap

Binnen Hagemeyer is de Gedragscode inzake de melding en reglementering van transacties in effecten Hagemeyer N.V. van kracht voor haar commissarissen, bestuurders, hoofdkantoormedewerkers, het senior management van groepsmaatschappijen en een aantal vaste adviseurs. De heer R.A.J. Hin is aangesteld als de Centrale Functionaris en is belast met het toezicht op de naleving van de gedragscode en de externe melding aan de Autoriteit Financiële Markten.

Belangrijke data 2004

3 maart	Bekendmaking jaarcijfers 2003
1 april	Publicatie jaarverslag 2003
19 april	Trading update eerste kwartaal 2004
21 april	Jaarlijkse algemene vergadering van aandeelhouders
25 augustus	Publicatie halfjaarcijfers 2004
27 oktober	Trading update derde kwartaal 2004

Contact

Voor nadere informatie op het gebied van investor relations kunt u contact opnemen met
de afdeling Investor Relations van Hagemeyer N.V., telefoon 035 - 695 76 52, fax 035 - 694 43 96.

Internet: www.hagemeyer.com
E-mail : investor.relations@hagemeyer.com

Vijf jaar Hagemeyer

		1999	2000	2001	2002	**2003**
Algemeen						
Netto omzet	x EUR 1.000	6.414.198	8.212.399	8.835.726	8.343.472	**6.337.791**
Resultaat						
na belastingen voor afschrijving goodwill	x EUR 1.000	49.679	398.273	189.491	91.638	**(284.208)**
Resultaat na belastingen	x EUR 1.000	49.679	386.676	153.479	56.790	**(318.024)**
Gemiddeld aantal personeelsleden		17.367	21.101	24.314	23.029	**20.918**
Personeelskosten	x EUR 1.000	606.639	782.482	897.090	882.455	**765.384**
Geplaatste gewone aandelen						
Aantal ultimo		105.458.259	107.169.706	108.154.783	109.459.256	**109.459.256**
Nominale waarde	x EUR 1.000	119.636	128.603	129.785	131.351	**131.351**
Beurswaarde ultimo	x EUR 1.000	2.424.485	2.545.281	2.271.250	755.269	**195.932**
Cijfers per gewoon aandeel						
Resultaat						
na belastingen voor afschrijving goodwill [1,2]:						
- op basis van uitstaande aandelen [3]	EUR	0,45	3,72	1,74	0,82	**(2,60)**
- conversierechten meegerekend [4]	EUR	0,45	3,70	1,73	0,82	**(2,55)**
Dividend [5]	EUR	0,73	0,76	0,77	0,33	**-**
Eigen vermogen per jaar ultimo [2]	EUR	4,83	8,03	8,95	8,20	**4,67**
Koers ultimo	EUR	22,99	23,75	21,00	6,90	**1,79**
Hoogste koers	EUR	37,50	32,93	26,41	26,80	**7,51**
Laagste koers	EUR	19,11	15,75	10,50	6,08	**1,76**
Verhoudingsgetallen						
Koers / kasstroom per aandeel[1]		21,0	5,5	9,1	4,9	**(0,8)**
Koers / cash earnings[1]		50,8	6,4	12,1	8,4	**(0,7)**
Activiteit						
Bedrijfsresultaat / netto omzet[1]	%	2,04	5,73	3,26	1,62	**(2,70)**
Resultaat						
na belastingen / netto omzet	%	0,77	4,71	1,74	0,68	**(5,02)**
Netto omzet / totaal vermogen		2,35	2,30	2,38	2,53	**2,43**
Netto omzet / voorraden		7,48	8,06	9,21	10,21	**10,30**
Financiering						
Current ratio (vlottende activa / kortlopende schulden)		1,5	1,5	1,6	1,7	**1,0**
Quick ratio (vorderingen, effecten en liquide middelen / kortlopende schulden)		0,9	0,9	1,0	1,1	**0,6**
Netto rentedragende schulden / EBITDA (voor bijzondere posten)		2,3	2,7	2,8	3,9	**22,8**
Gearing		1,80	1,35	1,28	1,12	**1,71**

1 1999 - 2002 vergelijkende cijfers zijn aangepast voor de herclassificatie van buitengewone baten en lasten naar bijzondere posten
2 afgerond op hele Eurocenten
3 op basis van gewogen gemiddelde uitstaande aandelen
4 op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend
5 op basis van aandelen volledig delend in het dividend

Lijst van Belangrijkste Actieve Ondernemingen

(situatie per 2 maart 2004)

Belang 100% en geconsolideerd, tenzij anders vermeld

Europa

Centraal-Europa

Fröschl

Omzet (x EUR miljoen)	952,4 [1]
CEO	E.H.M. (Edo) van den Assem
Aantal vestigingen	84

www.etg-froeschl.de

Duitsland

- Elektro Technischer Großhandel ETG J. Fröschl & Co. GmbH & Co. KG, München
- Brück Elektrofachgroßhandel GmbH & Co. KG, Bad Hersfeld

Tsjechië

- J. Fröschl & Co. s.r.o., Praag

Hagemeyer Technische Groothandel

Omzet (x EUR miljoen)	149,4 [1]
CEO	P.H. (Paul) Zekhuis
Aantal vestigingen	18

www.bernard.nl

Nederland

- HTG Nederland B.V., Capelle a/d IJssel
- Elektrotechnische Groothandel Bernard B.V., Capelle a/d IJssel
- Hagemeyer Nederland B.V., Capelle a/d IJssel

Winterhalter + Fenner

Omzet (x EUR miljoen)	60,4 [1]
CEO	J. (Johannes) Kuhn
Aantal vestigingen	4

www.w-f.ch
www.electrolan.ch

Zwitserland

- Winterhalter + Fenner AG, St. Gallen
- ElectroLAN SA, Neuchâtel

Hagemeyer Austria

Omzet (x EUR miljoen)	39,5 [1]
Manager	K. (Kurt) Fehringer
Aantal vestigingen	3

Oostenrijk

- Hagemeyer Austria GmbH, Wenen, Graz

[1] Omzet in het boekjaar

Hagemeyer UK

Omzet (x EUR miljoen)	958,8 [1]
CEO	A.M. (Angus) Fraser
Aantal vestigingen	294

www.hagemeyer.co.uk

Verenigd Koninkrijk

- Hagemeyer (UK) Ltd.

Ierland

- Eastern Electrical
- Gen-Weld Safety Equipment Company Ltd.

Elektroskandia Zweden

Omzet (x EUR miljoen)	480,1 [1]
CEO	U.A. (Ulf) Gundemark
Aantal vestigingen	44

www.elektroskandia.se
www.elektroskandia.com.cn
www.elektroskandia.com.br

Zweden

- Elektroskandia AB, Stockholm
- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China

Elektroskandia Noorwegen

Omzet (x EUR miljoen)	189,1 [1]
CEO	J.E.W. (Espen) Asheim
Aantal vestigingen	24

www.elektroskandia.no

Noorwegen

- Elektroskandia AS, Oslo

[1] Omzet in het boekjaar

Elektroskandia Finland

Omzet (x EUR miljoen) 191,9 [1]
CEO M.T. (Markku) Nihti
Aantal vestigingen 44
www.elektroskandia.fi
www.elektroskandia.ru
www.elektroskandia.ee
www.elektroskandia.lv
www.elektroskandia.lt

Finland

- Elektroskandia Oy, Hyvinkää
- Cylinda Oy, Hyvinkää

Rusland

- ZAO Elektroskandia, St. Petersburg

Estland

- Elektroskandia AS, Tallinn

Letland

- Elektroskandia SIA, Riga

Litouwen

- UAB Elektroskandia, Vilnius

EL-Centrum [2]

Omzet (x EUR miljoen) 35,7
CEO P. (Pawel) Wedrychowski
Aantal vestigingen 24
www.el-centrum.pl

Polen

- EL-Centrum S.A. (50%), Poznan

Zuid-Europa

ABM

Omzet (x EUR miljoen) 266,2 [1]
CEO F. (Fernando) Cogollos
Aantal vestigingen 72
www.ABM.es

Spanje

- Mercantil Intercontinental, S.L. Unipersonal, Madrid
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife

[1] Omzet in het boekjaar

[2] Totale omzet voor het gehele jaar, het resultaat is meegenomen als aandeel in resultaat deelnemingen voor belastingen

Noord-Amerika

Hagemeyer North America

Omzet (x EUR miljoen)	1.254,8 [1]
CEO	D.G. (David) Gabriel
Aantal vestigingen	388

www.hagemeyerna.com
www.cambar.com
www.vallen.com
www.evallen.com
www.lionvallen.com
www.fittest.com
www.worldsafety.com
www.proveedora.com
www.tristate-electric.com
www.4electricalsupply.com
www.enconsafety.com
www.centuryvallen.com
www.ecambar.com
www.mmsisc.com
www.cambarcustom.com

Verenigde Staten

- Hagemeyer North America, Inc., North Charleston, South Carolina
- Encon Safety Products, Inc., Houston, Texas

Canada

- Hagemeyer Canada Inc., Edmonton, Alberta

Mexico

- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico
- CamBar de Mexico, Torreon Coahuila

[1] Omzet in het boekjaar

Professional Products en Services (PPS)

Azië-Pacific

Hagemeyer Electrical Group

Omzet (x EUR miljoen)	384,3 [1]
CEO	R. (Robin) Norris
Aantal vestigingen	183

www.hagemeyerelectrical.com.au

Australië

- Hagemeyer Australia LLP, Melbourne, Victoria

Hagemeyer Asia Pacific Electronics

Omzet (x EUR miljoen)	58,2 [1]
CEO	R.B. (Bob) Crabbe
Aantal vestigingen	11

www.ehape.com
www.hape.com.au

Australië

- Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria

Singapore

- Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore

Hagemeyer India

Omzet (x EUR miljoen)	12,1 [1]
CEO	R. (Rakesh) Kapoor
Aantal vestigingen	17

India

- Hagemeyer India Ltd., Mumbai

[1] Omzet in het boekjaar

HCL

Omzet (x EUR miljoen)	308,8 [1]
CEO (Oceanië)	M.P. (Michael) Touma
CEO (Azië)	P.J. (Patrice) Brendle
Aantal vestigingen	83

www.hagemeyer.com.au
www.caronelwatches.com

Australië

- Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW

China

- HCL Ltd., Hong Kong
- HCL Group (Hong Kong) Ltd., Hong Kong
- Cosa Liebermann Limited, Hong Kong

Zuid-Korea

- Cosa Liebermann Korea Co. Ltd., Seoul

Micronesië

- Caronel Inc., Guam
- Caronel Saipan Inc., Saipan

Nieuw-Zeeland

- Hagemeyer (NZ) Ltd., Auckland

Taiwan

- Cosa Liebermann Limited, Taiwan Branch (HK),Taipei

[1] Omzet in het boekjaar

Haagtechno/Servicom

Omzet (x EUR miljoen)	115,5 [1]
CEO Haagtechno	F.A.W. (Frans) Hoogervorst
CEO Panasonic-Centre	M.M.A.M. (Marcel) Farla
Aantal vestigingen	1

www.panasonic.nl

Nederland

- Haagtechno B.V., 's-Hertogenbosch
- Panasonic-Centre Nederland (Servicom B.V.), Den Haag
- Kompro B.V., 's-Hertogenbosch

Fodor

Omzet (x EUR miljoen)	52,5 [1]
CEO	G.H. (Gerrit) Bosman
Aantal vestigingen	1

www.fujifilm.nl

Nederland

- Fujifilm Nederland B.V., Rotterdam

GPX

Omzet (x EUR miljoen)	125,0 [1]
CEO	W.L. (Bill) Fetter
Aantal vestigingen	3

www.gpx.com

Verenigde Staten

- GPX, Inc., St. Louis, Missouri

China

- D.P.I. (H.K.) Limited, Hong Kong
- Zhongshan D.P.I. Electronics Co. Ltd., Zhongshan City

Een complete lijst van vennootschappen verbonden met de Hagemeyer Groep is verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap.



Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
Postbus 5111
1410 AC Naarden
Telefoon : 035 695 76 11
Fax : 035 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Productie:
Corporate Services bv, Amsterdam



HAGEMEYER

your partner around the corner around the world






NewLec



Hagemeyer is a leading value-added business to business (B2B) distribution services group focusing on electrical materials, safety and other maintenance, repair and operations (MRO) products. Hagemeyer primarily supplies Construction & Installation (C&I) and Industrial customers. Both groups operate in highly competitive markets. You can expect Hagemeyer to anticipate changes in the market and to be working for you on solutions that will support your goal to realise a higher efficiency and to improve competitiveness. This is why we are pioneering a supply chain approach in which state-of-the-art logistics and e-commerce solutions support our growing range of products and services.

Hagemeyer is the only B2B distribution services group that anticipates customer needs in this way. And we are committed to doing this on a global level.









HAGEMEYER











Hagemeyer offers C&I customers a working partnership and one-stop-shopping



Hagemeyer's extensive product range ensures our C&I customers the availability of every possible electrical item they may need. The range of installation materials covers everything from switches and fuses to ventilators and installation cases. Our lighting offering includes brackets, lamps and regulatory systems. We provide industrial components for small and large installations and their maintenance. Complex automation components, data and telecommunication products, security systems and all necessary tools are all part of our product range. You will also find every kind of wiring and cable in every measurement and shape. Hagemeyer carries well over a million individual products worldwide. Perhaps more important, we have the essential technical knowledge and expertise on how to use them. Ordering is just as easy - through traditional printed and CD-ROM catalogues or over the internet. The choice is yours.



Worldwide, the C&I community is our largest group of customers. Whether our customer is small, medium-sized or large, they share the same pressures. All are focused on ever-increasing efficiency in their work processes. This impacts on how they wish to source the products and services they use. As a good business partner, our task is to support them in their needs.



Our customers use a wide range of products which may vary from country to country, depending on local regulations, customs, climate and customer preference. They rely on Hagemeyer to guide them because we know the local regulations, their business and their work processes. We help them select those products best suited to their needs from our range of over one million different items around the world, sourced from our more than 9,000 individual suppliers. Increasingly, customers depend on us for support services, both before and after sales. We advise on the right product, provide the technical background. Our experienced staff and Help Desks are there to solve their problems, day in and day out. Through our product knowledge and our state-of-the-art logistics guaranteeing timely delivery where needed, we make sourcing more efficient for our customers. This can be achieved through full storeroom and inventory management or over-the-counter service at our 1,300 branches worldwide.

Hagemeyer partners national and international industrial customers in virtually every segment

Hagemeyer is focused on offering quality service to different types of industrial customers, varying from smaller and medium-sized to very large national and international customers. Corporations are continuously looking for process efficiency improvements, increasingly on a global basis. For decades, Hagemeyer has been partnering these customers in developing solutions that take cost out of their work processes. But customers demand more than competitive prices. They expect Hagemeyer to offer solutions that will reduce their total cost of ownership of MRO products.

Storeroom management

Hundreds of thousands of installers and industrial customers see their local Hagemeyer branch as a personal storeroom. Everything they need can be picked up or delivered, when needed. For larger customers, we take that common-sense thinking a huge step further. We manage customers' storerooms onsite. We use our expertise and knowledge of the individual customer to ensure all required products are right there, on the spot, backed by our knowledge of how to use these products most effectively.







petrochemical

utilities

automotive

steel

construction

airport maintenance

energy

natural resources

healthcare

hospitality industry


















ON-SITE
CENTER



Hagemeyer is making sourcing easier for our customers

Safety solutions

Protecting people at work is a complex issue, often regulated by law. For good employers, it is more; safety at work is part of their best practice. Different working environments require different types of protection. This is why Hagemeyer offers a comprehensive range of health and safety products and services, including our own brands. A number of our subsidiaries specialise in safety products. Advisory and training services, offered by dedicated specialist teams, play a key role, especially in prevention. Today, our specialists are sharing their expertise and supporting the addition of Personal Protection Equipment to the range of products and services offered throughout Hagemeyer. This is just one example of how we are using Group strengths to provide better service to customers.

e-Commerce

Customers have long been offered the choice of ordering online alongside more traditional access to our product range. That is part of our basic service. But we have taken the options offered by technology much further. Independent estimates show that up to 60% of total spending on maintenance, repair and operations products is swallowed up by ordering, receiving and storing the items. Our tailored procurement services to individual, often multinational customers help them track and control their ordering and purchasing. Access to our comprehensive databases provides even more options for managing procurement costs. These services further facilitate management information - again supporting cost control measures and reduced working capital requirements. All these services help generate genuine supply chain savings.

We have been serving customers around the world for more than 100 years. Our 1,300 branches in 27 countries mean we are just around the corner for our customers. With onsite storeroom management we are even closer to many more. As preferred distributor to more than one million customers, we are a key part of their business. We have achieved that position because we offer more than just the product. That is what our customers tell us. They have expectations because we know their business. They expect us to use that knowledge to their advantage. We continually think about and anticipate ways to make their operations more efficient.

This is why the whole Hagemeyer organisation is committed to taking cost out of the supply chain and simultaneously improve service. We do that by combining the strengths and experience deeply embedded in our individual subsidiaries and transferring that know-how throughout the Group. By identifying these strengths and sharing the best practices we can continually improve our service to customers. Safety and personal protection and storeroom management are just two examples.


www.hagemeyer.com

www.hagemeyer.com